General Mills

A Portfolio for All Seasons

Annual Report 2009


Shake 'n Pour
Bisquick


Cheerios
OATS
LOWER CHOLESTEROL


Grands!
HOMESTYLE


Green Giant
Valley Fresh
Steamers
Broccoli & Cheese Sauce


Yoplait
Original


Häagen-Dazs


oats & chocolate
FIBER ONE
35% Daily Value of Fiber

1931


GOLD MEDAL
BISQUICK
ALL READY!
to Bake Beautiful Biscuits

1941


cheeri Oats
READY TO EAT

1951


Pillsbury
10 PERFECT
Buttermilk
BISCUITS

1961


LIMA BEANS
in Butter Sauce

1977


100% NATURAL
Yoplait
BOYSENBERRY YOGURT

1983


Häagen-Dazs
STRAWBERRY

General Mills has a distinguished portfolio of leading food brands. Many are long-standing favorites, as appealing to consumers today as when they were introduced decades ago.

The operating environment for our business is ever-changing, but our brands are resilient and generate continuing growth.

Ours is a portfolio for all seasons.

Financial Highlights

In Millions, Except per Share Data	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 25, 2008	% Change
Net Sales	$14,691	$13,652	+ 8
Segment Operating Profit[a]	2,641	2,406	+10
Net Earnings	1,304	1,295	+ 1
Diluted Earnings per Share (EPS)	3.80	3.71	+ 2
Adjusted Diluted EPS (Excluding Items Affecting Comparability)[a]	3.98	3.52	+13
Average Diluted Shares Outstanding	344	347	- 1
Dividends per Share	$ 1.72	$ 1.57	+10

ADJUSTED DILUTED EARNINGS PER SHARE[a]

$3.98

(dollars)



09
3.98[b]
08
3.52[b]
07
3.18
06
2.90
05
3.08[c]

DIVIDENDS PER SHARE

$1.72

(dollars)



09
1.72
08
1.57
07
1.44
06
1.34
05
1.24

a See page 88 for discussion of non-GAAP measures.
b Results exclude certain items affecting comparability. See page 88 for discussion of non-GAAP measures.
c Results include $197 million net gain after tax from divestitures and debt repurchase costs.

CONTENTS

To Our Shareholders,

Fiscal 2009 was a strong year for General Mills. We generated sales and earnings growth that exceeded our long-term goals and the specific targets we had set for this year. Our portfolio of leading food brands is showing its resilience in today's challenging economic environment, and we believe our company is positioned to achieve another year of good growth in fiscal 2010.

Net sales for the year ended May 31, 2009, increased 8 percent to $14.7 billion. This includes the effects of translating international sales from foreign currencies into U.S. dollars, which reduced the sales growth rate by 2 percentage points. Operating profit from our business segments grew faster than sales, rising 10 percent to exceed $2.6 billion. Earnings per share (EPS) grew 2 percent to $3.80, including several items that affect the comparability of results year-over-year: mark-to-market valuation of certain commodity positions, a discrete tax item, a net gain from the sale of several product lines, and proceeds from an insurance recovery. Excluding these items, earnings per share totaled $3.98 in 2009, up 13 percent from comparable earnings of $3.52 per share in 2008. Fiscal 2009 was a 53-week year, and the extra week contributed roughly 1.5 points of net sales growth and approximately $0.07 to earnings per share. We reinvested a portion of this earnings benefit in incremental consumer marketing initiatives that we expect to help drive continuing sales growth for our brands.

A Robust Business Model

Our performance in 2009 reflects the vitality of the food categories where we compete and the powerful market positions our brands hold in these categories. Our results also are testimony to the strength of the business model we adopted several years ago in response to significant and sustained cost inflation, particularly on fuel and commodities. This business model is driven by holistic margin management (HMM), a companywide discipline of leveraging productivity, sales mix and pricing to offset input cost inflation, protect gross margin, and reinvest increasing levels of consumer marketing support in our brands to drive growth in net sales.

In 2009, our input cost inflation was 9 percent, the highest rate we've seen in many years. Our HMM focus enabled us to offset that cost pressure and hold gross margin essentially steady at 35.6 percent of net sales. By protecting our margin, we generated funds to increase consumer marketing support for our brands—always important, but particularly so in an economic environment where lower-priced store brands are getting increased attention. Our consumer marketing spending rose 16 percent in 2009, building on increased investments made in each of the last three years. These marketing programs drove consumer demand for our products, and we grew our share of category sales in a number of key markets around the world.

We took actions during the past year that strengthened our business portfolio. We acquired *Lärabar*, a leading fruit and nut-based energy snack. We sold the Pop·Secret microwave popcorn product line. We sold two nonstrategic foodservice product lines. And we exited pasta and cheese bread businesses in Brazil, in order to focus operations in that country on our *Nature Valley* and *Häagen-Dazs* brands. We believe our business portfolio is a strategic advantage, and in 2009 each of our operating segments and U.S. Retail divisions generated sales growth, as shown in the table below.

Broad-based Sales Growth

Operating Division/Segment	2009 Net Sales % Change
Small Planet Foods	+30
Baking Products	+18
Yoplait	+14
Pillsbury USA	+12
Big G Cereals	+11
International Segment (constant currency*)	+10
Meals	+ 8
Snacks	+ 4
Bakeries and Foodservice Segment	+ 1

*Does not include the impact of foreign currency translation. See page 88 of our 2009 Annual Report for a reconciliation to reported results.



General Mills Senior Leadership Team

Left to right. Standing: Rick Palmore, Ian Friendly, Chris Shea, Ken Powell, Don Mulligan, Marc Belton, Mike Davis, Peter Erickson. *Seated:* Jeff Rotsch, Chris O'Leary, John Church.

NET SALES

$14.7 billion

(dollars in millions)

09	14,691
08	13,652
07	12,442
06	11,711
05	11,308

SEGMENT OPERATING PROFIT*

$2.6 billion

(dollars in millions)

09	2,641
08	2,406
07	2,260
06	2,112
05	2,016

* See page 88 of our 2009 Annual Report for discussion of non-GAAP measures.

RETURN ON AVERAGE TOTAL CAPITAL*

12.3 percent

(percent)

09	12.3
08	11.8
07	11.3
06	10.6
05	10.0

RETURNS TO SHAREHOLDERS

(percent growth, stock price appreciation plus dividends)


Fiscal 2009
Last 5 Years (compound growth)
-13.7
-15.2
-31.4
4.9
1.1
-1.9
GIS
S&P Packaged Foods Index
S&P 500 Index

Our Model for Long-term Growth

General Mills' growth in 2009 exceeded our long-term targets of low single-digit growth in net sales, mid single-digit growth in segment operating profit, and high single-digit growth in earnings per share. We believe this sales and earnings growth, coupled with a targeted dividend yield of between 2 to 3 percent, should result in returns to our shareholders (stock price appreciation and dividends) that meet or exceed the broader market's return over time.

In fiscal 2009, General Mills stock outperformed the broader equity market, but the total return to shareholders did not reflect our company's strong financial condition and business performance. In response to financial market turmoil and global economic weakness, stock valuations declined sharply, and the S&P 500 stock index posted a negative 31 percent return to investors last year. In this very difficult market environment, our food company peer group fared better, posting a negative 15 percent return. And the return to General Mills shareholders last year was a negative 14 percent. Over the most recent five years, General Mills delivered positive compound annual returns to shareholders, well ahead of our peer group and overall market performance.

General Mills Long-term Growth Model

Growth Factor	Compound Annual Growth Target
Net Sales	Low single-digit
Segment Operating Profit	Mid single-digit
Earnings per Share	High single-digit
Dividend Yield	2 to 3 percent
Total Return to Shareholders	Double-digit

Our long-term financial goals include a commitment to combine good earnings growth with increasing returns on the capital invested in our business. Four years ago, we established a goal to improve our return on average total capital (ROC) by an average of 50 basis points per year. We've done that in each of the last four years, and we are targeting another year of ROC improvement in 2010, although at a slightly more moderate rate.

Earnings growth is the primary driver of our ROC improvement, but disciplined use of cash also plays a role. In 2009, cash generated by our operations totaled $1.8 billion, up 6 percent. We return much of this operating cash to shareholders, through dividends and share repurchases. In 2009, shareholder dividends grew 10 percent to $1.72 per share, and in June 2009 the board of directors approved a 9 percent dividend increase, bringing the new annualized rate to $1.88 per share. We invested more than $1.2 billion to repurchase shares of the company's common stock in 2009, reducing the average number of diluted shares outstanding by 1 percent.

The company's financial condition remains very sound. Total debt at year end was up just 1 percent from year-earlier levels, despite the strong growth of our business. As a result, two key measures of our financial strength—the ratio of operating cash flow to debt, and the ratio of earnings to fixed charges—improved from 2008 levels.

In summary, 2009 was a very good year for General Mills. We strengthened our position as a global food company, and our prospects for continued growth are excellent.

The Drivers of our Continuing Growth

We have tremendous strengths to leverage as we move forward. We compete in growing food categories that are on-trend with consumers' demand for products that offer great taste, convenience, nutrition and value. Our brands hold leading share positions in a wide array of U.S. and international markets for food at home. And our brands hold large and growing positions in the U.S. foodservice industry, which represents half a trillion dollars annually in sales of food eaten away from home.

We see five key drivers of our continuing growth. They are:

- Innovation
- Brand building
- Leading customer growth
- International expansion
- Margin expansion

We work continuously to improve our established brands and to create successful new products. In 2009, we continued our efforts to improve the nutritional profile of our products by reducing fat, sodium or sugar, and adding ingredients such as fiber and whole grains. Since 2005, we have improved the nutritional attributes for products representing 45 percent of our U.S. Retail business, and we are extending these efforts to our international product lines. New products are an important contributor to our growth, too. Within our U.S. Retail segment, more than 5 percent of our 2009 net sales came from products that were introduced in the past year. And 6 percent of our International segment sales came from new products. We plan to launch more than 150 products worldwide in the first half of 2010 alone.

We're supporting both new and established brands with increased levels of consumer spending. Our plans for 2010 include a high single-digit increase in consumer marketing investment. And we're reaching consumers in a variety of ways, from impactful TV advertising to our own branded Web sites. Through our consumer marketing initiatives, we increase awareness of our brands and drive sales of our products at everyday nonpromoted prices.

Our growth depends on partnering effectively with our retail and foodservice customers. In 2009, we continued to advance the capabilities we bring to our customers in areas such as shopper and category insights, effective in-store merchandising and supply chain efficiences to lead profitable sales growth across different channels and retail formats. And our efforts are being recognized. Food retailers ranked our U.S. Retail sales force No. 4 in the 2008 Cannondale PoweRanking survey, with a composite score up significantly from the prior year. And our Bakeries and Foodservice sales team moved up to No. 3 in Cannondale's Foodservice ranking.

We're rapidly growing sales for our brands in international markets. In 2009, net sales for our wholly owned International businesses totaled $2.6 billion. Our key brand platforms in this fast-growing segment are *Häagen-Dazs* super-premium ice cream, *Old El Paso* Mexican foods, *Wanchai Ferry* Asian cuisine, and *Nature Valley* granola bars. We also have 50 percent stakes in two international joint ventures, Häagen-Dazs Japan and Cereal Partners Worldwide (CPW). CPW now operates in 130 markets across the globe, and net sales for its ready-to-eat cereals grew to exceed $2 billion in fiscal 2009. Foreign exchange effects currently are dampening reported sales and earnings growth rates for our International operations, but constant-currency growth is robust. We expect international expansion to be a key driver of sales and profit increases for us in the years ahead.

Our companywide focus on protecting margins is generating industry-leading results. After five consecutive years of significant cost increases for fuel and commodities, we expect the rate of input cost inflation to moderate in fiscal 2010. We believe savings from our holistic margin management initiatives will drive margin expansion this year and contribute to earnings growth for our businesses worldwide.

We Have Exceptional People

General Mills people are our most powerful competitive advantage. We have more than 30,000 employees around the world, and I want to thank them for all of their contributions to the company. Their talent and commitment give me great confidence in our ability to achieve our future growth goals. I'd also like to acknowledge the contributions of our board of directors, and welcome R. Kerry Clark, chairman and chief executive officer of Cardinal Health, Inc., as its newest member.

In closing, let me also thank you for your investment in General Mills. I look forward to reporting on our continuing progress.

Sincerely,

Kendall J. Powell
Chairman of the Board and Chief Executive Officer
July 27, 2009

General Mills at a Glance

U.S. Retail



8%
2%
23%
12%
15%
21%
19%

Net Sales by U.S. Retail Division

$10.1 billion

23%	Big G Cereals
21%	Meals
19%	Pillsbury USA
15%	Yoplait
12%	Snacks
8%	Baking Products
2%	Small Planet Foods

Leading Market Positions

Category	2009 Dollar Share %	Rank
Dry Dinner Mixes	81	1
Refrigerated Dough	69	1
Fruit Snacks	52	1
Dessert Mixes	41	1
Refrigerated Yogurt	35	1
Grain Snacks	29	1
Frozen Hot Snacks	27	1
Mexican Aisle Products	17	1
Ready-to-serve Soup	35	2
Ready-to-eat Cereal	31	2
Frozen Vegetables	19	2

Source: ACNielsen measured outlets, 52 weeks ended 5/30/09

Our U.S. Retail business segment includes the seven marketing divisions listed above. We hold the No. 1 or No. 2 market position in a wide variety of shelf-stable, refrigerated and frozen food categories. We sell our products to a host of retail outlets including traditional grocery stores, natural food chains, mass merchandisers and membership stores. This segment accounts for 68 percent of total company sales.

Bakeries and Foodservice



10%
46%
44%

Net Sales by Foodservice Customer Segment

$2.0 billion

46%	Bakery Channels
44%	Distributors/Restaurants
10%	Convenience Stores/Vending

We market our popular food brands in away-from-home channels, including convenience stores and foodservice outlets such as schools, restaurants and hotels. We also sell baking mixes and bakery flour to supermarket, retail and wholesale bakeries. This segment accounts for 14 percent of total company sales.

New in 2009



Golden Grahams TREATS
UNCLE TOBYS
Plus
NEW!
BANANA NUT Cheerios
Chex Mix
LARABAR
HERSHEY'S
SAVORINGS
Macaroni GRILL
OLD EL PASO
Crispy Chicken Fajitas
fibre 1
Nouveau!
smoothie

International



17%
33%
25%
25%

Net Sales by International Region

$2.6 billion

33%	Europe
25%	Canada
25%	Asia/Pacific
17%	Latin America

Our largest international brands are *Häagen-Dazs* ice cream, *Old El Paso* Mexican foods and *Nature Valley* granola bars. We compete in more than 100 countries outside of the U.S. Our International business segment accounts for 18 percent of total company sales.

Joint Ventures



16%
84%

Net Sales by Joint Venture
(not consolidated, proportionate share)

$1.2 billion

84%	Cereal Partners Worldwide (CPW)
16%	Häagen-Dazs Japan

We are partners in two international joint ventures. Cereal Partners Worldwide (CPW) is our 50/50 joint venture with Nestlé, and markets breakfast cereals in 130 countries around the world. We also are a partner in a Häagen-Dazs ice cream joint venture in Japan.

Our Business Model

Our business model positions us well to manage costs and generate growth on our leading brands. This business model is driven by holistic margin management (HMM), a companywide discipline to identify and eliminate costs in our businesses that don't add value for consumers.

We reinvest some of the savings from these efforts in advertising and consumer marketing to drive sales growth. In 2009, consumer marketing spending increased 16 percent worldwide. HMM also helps us offset higher input costs and protect our margins. Despite significant input cost inflation in recent years, including a 9 percent increase in 2009, our gross margin has held relatively steady since 2005.

HMM is now an integral part of how we do business, touching all aspects of our company from the supply chain to corporate headquarters to our International operations. We continue to look for ways to reduce costs and invest the savings to fuel sales growth around the world.

International Net Sales
(dollars in millions)



09
3,813
08
3,761
07
3,109
06
2,710
05
2,584
Our Share of CPW and Häagen-Dazs Joint Ventures*
Wholly Owned Businesses

* Not consolidated. See page 88 for discussion of non-GAAP measures.

Gross Margin Trend
(percent of net sales)



09
35.6
08
35.7
07
36.1
06
35.6
05
35.2

Net sales less cost of sales.

U.S. Retail Net Sales
(dollars in billions)



09 10.1
08 9.1
07 8.5
06 8.1
05 7.9

2009 Cheerios Retail Sales Growth

Yellow Box	+ 5%
Honey Nut	+19%
MultiGrain	+69%
Total Cheerios Franchise (10 varieties)	+11%

Source: ACNielsen measured outlets plus Wal-Mart, 52 weeks ended 5/30/09

Building our Brands

We have a broad portfolio of well-known brands that compete in growing food categories. We've built these brands over the years by innovating to meet changing consumer needs. In 2009, net sales for our U.S. Retail segment, which generated 68 percent of total company sales, grew 11 percent as we combined product improvements on established products and new innovations with increased marketing support. We'll generate growth in 2010 and beyond with more product innovation and increased levels of brand-building support.

Consumers want products that provide health benefits. *Cheerios* is our largest cereal franchise, thanks to its whole grain goodness. Retail sales for the entire franchise grew 11 percent in fiscal 2009, led by *MultiGrain Cheerios* and *Honey Nut Cheerios*. Health benefits also drive growth on *Yoplait* yogurt. Retail sales for *Yoplait* Light reduced-calorie yogurt grew 18 percent this year. In 2010, we'll introduce a light version of *YoPlus* probiotic yogurt and new *Yoplait Delights* parfaits.

We launched the *Nature Valley* brand in 1975 with all natural, crunchy oats and honey granola bars. More than 30 years later, the brand is still going strong. *Fiber One* bars are a newer addition to our snack portfolio, offering 35 percent of an adult's daily value of fiber. Retail sales for these bars grew at a strong double-digit rate in fiscal 2009, and we recently added a chocolate mocha flavor to the line.

Increasingly, consumers are looking for value, and our brands are affordable food choices. Cereal is still an economical option for breakfast—a bowl of *Cheerios* with milk is less than 50 cents per serving. And *Progresso* soup, *Hamburger Helper* and *Totino's* pizza each make an affordable meal at less than $1.50 per serving.

Consumers are eating more meals at home and want convenient options their whole family will enjoy. We created the dry dinner mix category in 1971 with the introduction of *Hamburger Helper*, and it continues to be the market leader. In 2010, we're bringing restaurant-quality meals home with new flavors of our Macaroni Grill entrees and *Wanchai Ferry* Asian dinner kits. And we're taking the *Wanchai Ferry* brand into the frozen section of the store with a new line of complete meals for two that are ready in just 14 minutes.

Retail sales for *Betty Crocker* dessert mixes grew 9 percent in 2009 as consumers bake more at home. This summer, we launched the first nationally branded gluten-free baking mixes. *Pillsbury* refrigerated dough posted a 6 percent increase in retail sales in 2009, and we've got some innovative new products coming in 2010. For example, *Pillsbury Simply...* cookies offer



cheeri
Oats
Cheerios
DY TO EAT
OATS
LOWER CHOLESTEROL

FROM A CEREAL FOR KIDS

TO A GROWN-UP FRANCHISE

Cheerios, in the bright yellow box, was introduced in 1941. "The Lone Ranger" radio show helped get the message out to kids. Today, *Cheerios* is still a leading brand with kids, and it has become a best-selling cereal in the U.S. with adults too, as they appreciate the cholesterol-lowering value of these whole grain Os.


HEY KIDS!
PACKAGE 1
CRAYRITE
CRAYONS


Cheerios
The one and only
cheerios.com
top 100 publicly held companies

delicious, homemade cookies with no trans fat, artificial flavors, colors or preservatives. And if you're looking for something savory, we're adding to our line of *Pillsbury Savorings* frozen heat-and-eat appetizers launched last summer.

We're investing behind our brands with increased levels of advertising and online initiatives. Consumers can find recipes and valuable coupons through our *Pillsbury* Web site. And *Betty Crocker* is providing cooking tips and even a cooking school online. In total, we increased our U.S. Retail consumer marketing spending by 19 percent in fiscal 2009, and we expect to increase spending in 2010 at a high single-digit rate.

By investing in our leading brands, we're increasing their market share and driving growth for retailers, too. In 2009, we increased our total number of products available in U.S. grocery stores, despite heightened attention to store brands in the current environment. We'll continue to innovate to meet consumer needs and invest in our brands to drive growth in 2010 and beyond.

U.S. Retail Consumer Marketing Spending
(percent growth)

09	19
08	12
07	6
06	3

U.S. Retail Segment Operating Profit
(dollars in billions)

09	2.2
08	2.0
07	1.9
06	1.8


PROGRESSO
Traditional


NO MSG ADDED
PROGRESSO
Light
PROGRESSO
High Fiber
PROGRESSO
High Fiber

A GOOD BOWL OF SOUP

We've grown *Progresso* soup from a regional favorite to a strong national brand. Last year, we added meat varieties to our reduced-calorie *Progresso* Light line. This year, we're introducing new *Progresso* High Fiber soups.


60 CALORIES PER SERVING













BAKE WITH BETTY

We've made it easier to bake with *Betty Crocker* with new flavors of microwavable *Warm Delights*, *Fiber One* muffin mixes, and now cake, brownie and cookie mixes that are gluten free. Check out www.bettycrocker.com for great recipe ideas.



YOPLAIT OUTSMARTS TEMPTATION

Since introducing the U.S. to *Yoplait* yogurt in 1977, we've grown the line to include a wide variety of yogurt products. *Yoplait Delights* parfaits are our latest introduction. They look and taste indulgent, but contain just 100 calories per serving.



RISING TO ANY OCCASION

Pillsbury offers many high-quality, convenient foods for consumers to enjoy any time of day. Hot, savory appetizers are ready in minutes with new *Pillsbury Savorings* Bread Bowl Bites. And *Totino's Pizza Rolls* are a favorite with kids for an after school snack.


Pillsbury
Home is calling.


Trix
Nutrition Facts
NATURAL ENERGY BAR
100% NATURAL
NATURE VALLEY
OATS 'N HONEY

NATURE VALLEY
Yoplait
save lids to save lives

General Mills 2009 Net Sales Growth in Select U.S. Channels
(percent growth)


Drug, Dollar and Discount Stores +DD
Supercenters +DD
Natural/Organic Stores +DD
Convenience Stores/Vending +HSD
Club Stores +HSD
Traditional Grocery +MSD

MSD = Mid single-digit, HSD = High single-digit, DD = Double-digit


NATURE VALLEY
OATS 'N HONEY

FROM LUNCH LADIES

TO POWER LUNCHES

Our brands are great options for lunch away from home. Kids enjoy *Trix* yogurt for school lunch, while adults enjoy the *Yoplait* brand in hotels across the country. And the goodness of *Nature Valley* is now available in a soft baked bar in a variety of foodservice outlets.

Growing with All Types of Customers

Consumers in the U.S. spend more than $1 trillion on food a year, with a roughly equal split between food eaten at home and away from home. Our brands have opportunities wherever consumers buy food.

Traditional grocers account for about 60 percent of our U.S. Retail sales. Our net sales to these customers grew by mid single-digits in 2009. Our sales in non-traditional outlets are growing even faster, including high single-digit growth in club stores, and double-digit growth in dollar stores, and drug and discount chains. Our *Cascadian Farm* and *Muir Glen* organic brands are growing in natural and organic stores and in traditional retailers. We have a wide variety of tools that help us drive growth with our retail customers, from computer models that improve packaging arrangements on store shelves to flexible product shipping configurations.

Our Bakeries and Foodservice team markets our products in away-from-home channels. Despite consumers eating out less, we posted a modest sales gain in 2009. We'll drive future growth by focusing on our best-selling branded products and channels that show the best prospects for growth. For example, net sales for our branded cereals grew 7 percent in 2009 due in part to their popularity in school and university cafeterias. Our yogurt products generated 13 percent net sales growth in various foodservice channels last year. And our snack products are well-suited to grab-and-go eating in vending machines and at convenience stores. With our portfolio of high-quality, branded products, we're well-positioned to take advantage of future growth with all of our customers.

We offer products that fit different retailer formats and different shopper needs. For example, *Go-GURT* Simple yogurt is available in a larger-sized 32-pack popular with membership club store customers. And our cereals are available in single-serve cups and easy-to-eat cereal bars, perfect for school cafeterias, hotel chains and other foodservice channels.




Cheerios
Cinnamon Toast Crunch


Cocoa Puffs Cereal Bar
Cheerios Cereal Bar

2009 Net Sales Growth by International Region
(constant-currency percent growth*)

Canada	+ 7%
Europe	+ 4%
Asia/Pacific	+16%
Latin America	+22%
Total International Segment	+10%

* See page 88 for discussion of non-GAAP measures.

Brands with Global Appeal

From breakfast in Brazil to dinner in Denmark, our products are consumer favorites in more than 100 markets around the world. Net sales for our International segment reached $2.6 billion in 2009, but we believe much of our growth still lies ahead. We're focusing on four product platforms: ready-to-eat cereal, super-premium ice cream, convenient meals and healthy snacks.

Most of our international cereal sales are generated by Cereal Partners Worldwide (CPW), our joint venture with Nestlé. You can read more about CPW on page 16. Our wholly owned cereal business in Canada has been steadily gaining share over the last several years, led by the *Fibre 1* and *Cheerios* franchises. In 2010, we're increasing our levels of consumer marketing support for this business, including a tie-in with the Vancouver 2010 Olympic Winter Games.

Häagen-Dazs super-premium ice cream is available in nearly 60 international markets. Sales have been growing at a 9 percent compound rate over the past five years, excluding the impact of foreign currencies. We're driving growth with new items, such as *Häagen-Dazs* Smoothie, a blend of ice cream and fruit sorbet available in Europe.

Old El Paso Mexican dinner kits make a great family meal in any country. We continue to introduce new offerings, such as a *Healthy Fiesta* burrito kit in Australia. We're expanding *Wanchai Ferry* heat-and-eat dumplings into more cities in China where busy consumers don't have time to make traditional dumplings from scratch. And we recently launched *Wanchai Ferry* dinner kits in the UK.

Nature Valley granola bars are available in more than 50 international markets. Their sales have been growing at a 25 percent pace in recent years, excluding the impact of foreign currencies. In 2010, we'll introduce chewy fruit and nut bars in Europe and a chocolate crunchy bar in Canada.

Margins on these product platforms exceed the company average, so we expect our International segment margin to rise as we expand these businesses.

Consumers around the world enjoy *Häagen-Dazs* ice cream in a variety of flavors and product forms. New *Häagen-Dazs* Smoothie has 30 percent fewer calories per serving than regular *Häagen-Dazs* ice cream, but it's still 100 percent delicious.


CREAM CRISP
smoothie




New
Wanchai Ferry
KUNG PAO CHICKEN RECIPE KIT

FROM DIM SUM IN CHINA

TO DINNER KITS IN ENGLAND

Our brands can travel. For example, we've expanded the *Wanchai Ferry* brand from traditional frozen dumplings in China to a line of shelf-stable dinner kits in the UK and the U.S.




Annual Ready-to-eat Cereal
per Capita Consumption
(kilograms per person)



United Kingdom 6.8
Canada 4.8
Australia 4.5
United States 4.2
Mexico 2.4
Germany 2.3
France 1.9
Russia 0.3
Brazil 0.1

Source: Euromonitor International

Joint Ventures Add to Growth

We're extending our global reach through our international joint ventures—Cereal Partners Worldwide (CPW) and Häagen-Dazs Japan. These joint ventures are increasingly important contributors to our company earnings.

We own a 50 percent stake in Häagen-Dazs Japan, where we sell ice cream in branded cafes and in retail outlets. In 2009, sales trends for this venture were negatively affected by the weak economy, but *Häagen-Dazs* ice cream continues to be considered an affordable luxury and was recently named the most-liked consumer brand in a nationwide survey in Japan.

Established in 1990, CPW is our 50/50 joint venture with Nestlé that markets cereal outside the U.S. and Canada. Today, CPW generates more than $2 billion in annual net sales and competes in more than 130 markets around the world. Net sales for CPW grew at a high single-digit rate in 2009 on a constant-currency basis. We'll continue to drive growth on our core brands with increased consumer marketing support that promotes the health benefits of our cereals.

We'll also drive growth by expanding our distribution in both established and emerging markets. Per capita cereal consumption is still relatively low in many countries, so there is plenty of room to grow our international cereal business.

CPW is the second largest cereal company outside the U.S. and Canada. We've steadily increased our share of category sales, and CPW's share in all of its markets combined was up again in 2009. We hold strong No. 2 positions in core markets including the UK, France, Mexico and Australia, and we are the market leader in important emerging markets such as Southeast Asia, Poland, Russia and Turkey. With solid share positions in both established and developing markets, CPW is positioned well for future growth.

Fitness is CPW's largest cereal brand, and its weight management message appeals to adults in many international markets. The great chocolate taste of the Nesquik brand is popular with children around the world. And the Uncle Tobys brand in Australia continues to perform well with strong health messaging on many varieties.



UNCLE TOBYS
OATS
Nestlé
Nesquik
Nestlé
Fitness




$16
$21
$54

2009 General Mills Contributions

$91 million

$54 million	Corporate Contributions
$21 million	Foundation Grants
$16 million	Product Donations

Supporting Communities around the World



Since our earliest days, we have been committed to making a positive difference in our communities. Through the General Mills Foundation, we made nearly $21 million in grants in 2009 to nonprofit organizations supporting education, youth nutrition and fitness, arts and culture, and social services. When combined with product donations and company contributions, General Mills donated nearly $91 million, or 5 percent of pretax earnings, to our communities this past year.

As a food company, we are dedicated to alleviating hunger around the world. In 2009, we made more than $16 million worth of product donations in the U.S., and we're expanding our efforts globally, helping people develop reliable food sources. Our research and development employees are working on ways to solve agricultural and food processing problems in Africa, and we're teaching farmers how to grow more robust corn crops in China.

We also are dedicated to reducing our environmental footprint through sustainability initiatives. We continue to make progress against our five-year goals to reduce our energy consumption, greenhouse gas emissions, solid waste generation and water usage rates. To learn more about our efforts toward these goals, see our 2009 Corporate Social Responsibility Report available at www.generalmills.com.

It's our people who make our philanthropic efforts a success. More than 80 percent of General Mills' U.S. employees volunteer in their communities, as do many of our retirees. Please see the Commitment section of our Web site for more information about our efforts to improve our communities and our world.

Consumers clip box tops from our products to earn money for schools through our *Box Tops for Education* program. In 2009, this program reached a milestone, contributing a cumulative $300 million to support K-8 schools in the U.S. since its inception in 1996. The money has helped fill the gaps in school budgets, funding items such as computers, books and school supplies for more than 90,000 schools across the country.



Board of Directors

(as of July 27, 2009)

Bradbury H. Anderson [2,4]
Vice Chairman of the Board and
Retired Chief Executive Officer,
Best Buy Co., Inc.
(electronics retailer)
Minneapolis, Minnesota

R. Kerry Clark[†]
Chairman and Chief Executive
Officer, Cardinal Health, Inc.
(medical services and supplies)
Dublin, Ohio

Paul Danos [1,5]
Dean, Tuck School of Business and
Laurence F. Whittemore Professor
of Business Administration,
Dartmouth College
Hanover, New Hampshire

William T. Esrey [1,3*]
Chairman of the Board,
Spectra Energy Corp.
(natural gas infrastructure provider)
and Chairman Emeritus,
Sprint Corporation
(telecommunications systems)
Vail, Colorado

Raymond V. Gilmartin [2,4*]
Professor of Management Practice,
Harvard Business School
and Retired Chairman, President
and Chief Executive Officer,
Merck & Company, Inc.
(pharmaceuticals)
Woodcliff Lake, New Jersey

Judith Richards Hope [1*,5]
Distinguished Visitor from
Practice and Professor of Law,
Georgetown University Law Center
Washington, D.C.

Heidi G. Miller [2,3]
Executive Vice President and
chief executive officer,
Treasury & Security Services,
J.P. Morgan Chase & Co.
(banking and financial services)
New York, New York

Hilda Ochoa-Brillembourg [3,5]
Founder, President and
Chief Executive Officer,
Strategic Investment Group
(investment management)
Arlington, Virginia

Steve Odland [3,4]
Chairman of the Board and
Chief Executive Officer,
Office Depot, Inc.
(office products retailer)
Boca Raton, Florida

Kendall J. Powell
Chairman of the Board and
Chief Executive Officer,
General Mills, Inc.

Lois E. Quam [2,5]
Founder and Chief Executive Officer,
Tysvar, LLC
(business development
and consulting)
Minneapolis, Minnesota

Michael D. Rose [2*,4]
Chairman of the Board,
First Horizon National Corporation
(banking and financial services)
Memphis, Tennessee

Robert L. Ryan [1,3]
Retired Senior Vice President and
Chief Financial Officer,
Medtronic, Inc.
(medical technology)
Minneapolis, Minnesota

Dorothy A. Terrell [1,5*]
Limited Partner,
First Light Capital
(venture capital)
Boston, Massachusetts

Board Committees
[1] Audit
[2] Compensation
[3] Finance
[4] Corporate Governance
[5] Public Responsibility
[*] Denotes Committee Chair

[†] Appointed to the board May 2009

OUR CORPORATE GOVERNANCE PRACTICES

We have a long-standing commitment to good corporate governance practices. These practices provide an important framework that allows our board of directors and management to pursue the strategic objectives of General Mills and ensure the company's long-term vitality. The cornerstone of our practices is an independent board of directors. All directors are elected annually by a majority of votes cast by shareholders, and all board committees are composed entirely of independent directors. We also demand high standards of ethics from our directors and management as described in our director and employee Codes of Conduct. For more information on our governance practices, see our 2009 Proxy Statement and the Corporate Governance Principles on our Web site.

Senior Management

(as of July 27, 2009)

Mark W. Addicks
Senior Vice President;
Chief Marketing Officer

Samir Behl
Vice President;
President,
Asia/Pacific Region

Y. Marc Belton
Executive Vice President,
Worldwide Health,
Brand and New
Business Development

Kofi A. Bruce
Vice President;
Treasurer

Peter J. Capell
Senior Vice President,
International Marketing
and Sales

Gary Chu
Senior Vice President;
President, Greater China

Juliana L. Chugg
Senior Vice President;
President, Pillsbury USA

John R. Church
Senior Vice President,
Supply Chain

Michael L. Davis
Senior Vice President,
Global Human Resources

David E. Dudick Sr.
Vice President,
U.S. Channels Sales

Peter C. Erickson
Senior Vice President,
Innovation, Technology
and Quality

Ian R. Friendly
Executive Vice President;
Chief Operating Officer,
U.S. Retail

Jeffrey L. Harmening
Vice President;
President, Big G Cereals

David P. Homer
Senior Vice President;
President,
General Mills Canada

Richard O. Lund
Vice President;
Controller

John T. Machuzick
Senior Vice President;
President,
Bakeries and Foodservice

Daniel I. Malina
Senior Vice President,
Corporate Development

Luis Gabriel Merizalde
Vice President;
President, Europe,
Middle East and Africa

Michele S. Meyer
Vice President;
President,
Small Planet Foods

Maria S. Morgan
Vice President;
President, Foodservice

Donal L. Mulligan
Executive Vice President;
Chief Financial Officer

James H. Murphy
Vice President;
President, Meals

Kimberly A. Nelson
Senior Vice President;
President, Snacks Unlimited

Rebecca L. O'Grady
Vice President;
President, Yoplait

Shawn P. O'Grady
Vice President;
President, U.S. Retail Sales

Christopher D. O'Leary
Executive Vice President;
Chief Operating Officer,
International

Roderick A. Palmore
Executive Vice President;
General Counsel;
Chief Corporate and Risk
Management Officer
and Secretary

Kendall J. Powell
Chairman of the Board and
Chief Executive Officer

Jeffrey J. Rotsch
Executive Vice President,
Worldwide Sales and
Channel Development

Christina L. Shea
Senior Vice President,
External Relations;
President,
General Mills Foundation

Ann W.H. Simonds
Vice President;
President, Baking Products

Christi L. Strauss
Senior Vice President;
Chief Executive Officer,
Cereal Partners Worldwide

Sean N. Walker
Vice President;
President, Latin America
and South Africa

Keith A. Woodward
Senior Vice President,
Financial Operations

RETIRED FROM GENERAL MILLS

Mike Peel and Daralyn Peifer announced their retirements during fiscal 2009. They have been valuable members of our management team, and we thank them for the contributions they have made to our company.

Michael A. Peel
Executive Vice President,
Human Resources and
Business Services

Daralyn B. Peifer
Vice President;
Treasurer

Uses of Cash

Our businesses are strong generators of cash. In fiscal 2009, cash from operations totaled $1.8 billion, up 6 percent from last year. This included a voluntary $200 million cash contribution to our principal pension plans. With the contribution, these plans ended fiscal 2009 fully funded, despite last year's steep capital market decline.

In 2010, we'll continue to invest in the good growth opportunities and productivity projects we see in our businesses. Our plans call for $630 million in capital expenditures this year. Roughly $30 million of that budget will complete the replacement of a Latin American plant destroyed by fire in 2008. This project will be funded by insurance proceeds we received in 2009. Other significant projects include capacity additions for grain snack bars, pizza rolls, yogurt and cereal.

General Mills has a strong tradition of returning cash to shareholders through dividends and share repurchases. Cash dividends to shareholders have increased at a high single-digit annual rate in recent years. In June 2009, the board of directors approved a 9 percent increase in the quarterly dividend rate effective with the August payment. The new annualized rate of $1.88 per share represents a strong payout of our earnings to shareholders.

General Mills and its predecessor firm have paid regular dividends without interruption or reduction for 111 years, and our goal is to continue increasing dividends over time as our earnings grow.

Repurchasing stock is part of our earnings growth model—we target an average annual net reduction in diluted shares outstanding of 2 percent. In fiscal 2010, we plan to further reduce shares outstanding, but at a rate less than our long-term target because we plan to use some cash to reduce our debt balance.

Total debt at the end of fiscal 2009 was up just 1 percent from the prior-year level, despite strong growth in our business. We shifted the mix of our debt during the year, reducing the percentage of shorter-term commercial paper and increasing the percentage of longer-term debt. As of year end, 88 percent of our debt was at fixed interest rates. With these changes and our plan to pay down some debt in fiscal 2010, net interest expense for 2010 is expected to increase at just a low single-digit rate.

Capital Expenditures
(dollars in millions)


10 630[a]
09 563
08 522
07 460
06 360
Estimate

a Includes completion of Latin American plant funded by insurance proceeds.

Average Diluted Shares Outstanding
(shares in millions)


10 Lower
09 344
08 347
07 360
06 366[b]
Target

b Fiscal 2006 excludes shares related to convertible debentures. See page 88 for discussion of non-GAAP measures.

Financial Review

CONTENTS

Financial Summary

The following table sets forth selected financial data for each of the fiscal years in the five-year period ended May 31, 2009:

In Millions, Except Per Share Data, Percentages and Ratios	Fiscal Year 2009	2008	2007	2006	2005
Operating data:					
Net sales	$14,691.3	$13,652.1	$12,441.5	$11,711.3	$11,307.8
Gross margin[a]	5,233.5	4,873.8	4,486.4	4,166.5	3,982.6
Selling, general, and administrative expenses	2,953.9	2,625.0	2,389.3	2,177.7	1,998.6
Segment operating profit[b]	2,640.9	2,405.5	2,260.1	2,111.6	2,016.4
Divestitures (gain)	(84.9)	—	—	—	(489.9)
Debt repurchase costs	—	—	—	—	137.0
After-tax earnings from joint ventures	91.9	110.8	72.7	69.2	93.9
Net earnings	1,304.4	1,294.7	1,143.9	1,090.3	1,240.0
Depreciation and amortization	453.6	459.2	417.8	423.9	443.1
Advertising and media expense[c]	732.1	587.2	491.4	471.4	426.0
Research and development expense	208.2	204.7	191.1	178.4	165.3
Average shares outstanding:					
Basic	331.9	333.0	346.5	357.7	371.2
Diluted	343.5	346.9	360.2	378.8	408.7
Net earnings per share:					
Basic	$ 3.93	$ 3.86	$ 3.30	$ 3.05	$ 3.34
Diluted	$ 3.80	$ 3.71	$ 3.18	$ 2.90	$ 3.08
Operating ratios:					
Gross margin as a percentage of net sales	35.6%	35.7%	36.1%	35.6%	35.2%
Selling, general, and administrative expenses as a percentage of net sales	20.1%	19.2%	19.2%	18.6%	17.7%
Segment operating profit as a percentage of net sales[b]	18.0%	17.6%	18.2%	18.0%	17.8%
Effective income tax rate	37.3%	34.4%	34.3%	34.5%	36.6%
Return on average total capital[a][b]	12.3%	11.8%	11.3%	10.6%	10.0%
Balance sheet data:					
Land, buildings, and equipment	$ 3,034.9	$ 3,108.1	$ 3,013.9	$ 2,997.1	$ 3,111.9
Total assets	17,874.8	19,041.6	18,183.7	18,075.3	17,924.0
Long-term debt, excluding current portion	5,754.8	4,348.7	3,217.7	2,414.7	4,255.2
Total debt[a]	7,075.5	6,999.5	6,206.1	6,049.3	6,193.1
Minority interests	242.3	242.3	1,138.8	1,136.2	1,133.2
Stockholders' equity	5,174.7	6,215.8	5,319.1	5,772.3	5,676.4
Cash flow data:					
Net cash provided by operating activities	$ 1,828.2	$ 1,729.9	$ 1,751.2	$ 1,843.5	$ 1,785.9
Capital expenditures	562.6	522.0	460.2	360.0	434.0
Net cash provided (used) by investing activities	(288.9)	(442.4)	(597.1)	(370.0)	413.0
Net cash used by financing activities	1,404.5	1,093.0	1,398.1	1,404.3	2,385.0
Fixed charge coverage ratio	5.31	4.87	4.37	4.54	4.61
Operating cash flow to debt ratio[a]	25.8%	24.7%	28.2%	30.5%	28.8%
Share data:					
Low stock price	$ 47.22	$ 51.43	$ 49.27	$ 44.67	$ 43.01
High stock price	70.16	62.50	61.11	52.16	53.89
Closing stock price	51.18	61.09	60.15	51.79	49.68
Cash dividends per common share	1.72	1.57	1.44	1.34	1.24
Number of full- and part-time employees	30,000	29,500	28,580	28,147	27,804

Fiscal 2009 was a 53-week year; all other fiscal years were 52 weeks.

In fiscal 2007, our adoption of a new accounting pronouncement for defined benefit plans resulted in an after-tax reduction to stockholders' equity of $440 million, and our adoption of a new accounting pronouncement related to stock compensation resulted in a decrease to fiscal 2007 net earnings of $43 million, and a decrease to fiscal 2007 cash flows from operations and corresponding decrease to cash flows used by financing activities of $73 million. See Notes 2 and 13 to the Consolidated Financial Statements.

(a) See Glossary on page 86 for definition.

(b) See page 88 for discussion of non-GAAP measures.

(c) Advertising and media expense for years prior to fiscal 2009 have been reclassified to conform to the current period presentation by eliminating certain fees paid to third-parties and adding certain media content development costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global consumer foods company. We develop distinctive food products and market these value-added products under unique brand names. We work continuously to improve our established brands and to create new products that meet consumers' evolving needs and preferences. In addition, we build the equity of our brands over time with strong consumer-directed marketing and innovative merchandising. We believe our brand-building strategy is the key to winning and sustaining leading share positions in markets around the globe.

Our fundamental business goal is to generate superior returns for our stockholders over the long term. We believe that increases in net sales, segment operating profits, earnings per share (EPS), and return on average total capital are the key measures of financial performance for our businesses. See the "Reconciliation of Non-GAAP Measures" section on page 88 for our discussion of segment operating profit and return on average total capital, which are not defined by generally accepted accounting principles (GAAP). Our objectives are to consistently deliver:

- low single-digit annual growth in net sales;
- mid single-digit annual growth in total segment operating profit;
- high single-digit annual growth in EPS; and
- on average, at least a 50 basis point annual increase in return on average total capital.

We believe that this financial performance, coupled with an attractive dividend yield, should result in long-term value creation for stockholders. We also return a substantial amount of cash annually to stockholders through share repurchases.

For the fiscal year ended May 31, 2009, our net sales grew 8 percent, total segment operating profit grew 10 percent, diluted EPS grew 2 percent, and our return on average total capital improved by 50 basis points. Diluted EPS for fiscal 2009 includes a $0.22 net loss from mark-to-market valuation of certain commodity positions, a net gain of $0.11 related to divestitures in fiscal 2009, an $0.08 gain from a settlement with the insurance carrier covering our *La Salteña* pasta manufacturing facility in Argentina and a $0.15 charge associated with an unfavorable court decision on an uncertain tax matter. Net cash provided by operations totaled $1.8 billion in fiscal 2009, enabling us to increase our annual dividend payments per share by 10 percent from fiscal 2008 and continue returning cash to stockholders through share repurchases, which totaled $1.3 billion in fiscal 2009. We also made significant capital investments totaling $563 million in fiscal 2009, an increase of 8 percent from fiscal 2008, to support future growth and productivity. These results met or exceeded our long-term targets.

We achieved each of our five key operating objectives for fiscal 2009:

- We generated broad-based growth in net sales across our businesses. Each of our operating segments posted net sales gains in fiscal 2009. We generated 2 points of growth from volume and 8 points from net price realization and product mix, offset by 2 points of unfavorable foreign currency exchange.
- Our cost savings initiatives helped to partially offset input cost inflation in fiscal 2009. We took steps to manage raw material costs, especially with significant commodity cost increases in fiscal 2009. We maintained our efforts on holistic margin management (HMM), which include cost-savings initiatives, marketing spending efficiencies, and profitable sales mix strategies in order to protect our margins, enabling us to reinvest in our brands through higher levels of consumer marketing spending.
- We invested a significant amount in media and other brand-building marketing programs, which contributed to net sales growth across our businesses.
- We partnered with customers, including traditional food retailers, new retail formats, and various away-from-home channels, in order to enhance shopper insights, introduce new products and extend our existing brands to new markets.
- We continued to develop our business in international markets. We focused on our core platforms of super-premium ice cream, convenient meal solutions, and healthy snacking by introducing new products and investing in consumer spending.

Details of our financial results are provided in the "Fiscal 2009 Consolidated Results of Operations" section below.

In fiscal 2010, our plans assume that world economic conditions will remain challenging, and that foreign currency exchange transaction and translation effects will reduce our reported net sales and earnings growth rates. Fiscal 2010 will be 52 weeks compared to 53 weeks in fiscal 2009. We expect our net sales in fiscal 2010 to be comparable to fiscal 2009 as reported. We expect input cost inflation to moderate from fiscal 2009 levels, which together with savings from our HMM initiatives should lead to expanded margins. Our key operating objectives for fiscal 2010 also include a high single-digit increase in consumer marketing support. We believe this support, coupled with product innovation and consumer spending investments made in fiscal 2009, will be a key factor in generating unit volume growth, as we believe it builds consumer loyalty, increases our market share, and defends against other branded, private label and value offerings. Our plans for international include unit volume growth through investment in our brands in growing categories, and growth opportunities through distribution gains and innovation. We will also focus on higher-margin, branded product lines within the most attractive foodservice customer channels.

Our plans also call for $630 million of expenditures for capital projects and a significant amount of cash returned to stockholders through share repurchases and dividends. Our long-term objective is to reduce outstanding shares by a net 2 percent per year. We intend to continue repurchasing shares in fiscal 2010, with a goal of reducing average diluted shares outstanding, but at a rate less than our 2 percent long-term objective. On June 29, 2009, our Board of Directors approved a dividend increase to an annual rate of $1.88 per share. This represents a 9 percent compound annual growth rate in dividends from fiscal 2006 to fiscal 2010.

Certain terms used throughout this report are defined in a glossary on page 86 of this report.

FISCAL 2009 CONSOLIDATED RESULTS OF OPERATIONS

For fiscal 2009, we reported diluted EPS of $3.80, up 2 percent from $3.71 per share earned in fiscal 2008. Earnings after tax were $1,304 million in fiscal 2009, up 1 percent from $1,295 million in fiscal 2008.

The components of net sales growth are shown in the following table:

Components of Net Sales Growth

	Fiscal 2009 vs. 2008
Contributions from volume growth[(a)]	2 pts
Net price realization and mix	8 pts
Foreign currency exchange	(2) pts
Net sales growth	8 pts

(a) Measured in tons based on the stated weight of our product shipments.

Net sales for fiscal 2009 grew 8 percent to $14.7 billion, driven by 2 percentage points of volume growth, mainly in our U.S. Retail and International segments, and 8 percentage points of growth from net price realization and mix. This growth was offset by 2 percentage points of unfavorable foreign currency exchange. The 53rd week in fiscal 2009 contributed approximately 1.5 percentage points of net sales growth.

Cost of sales was up $680 million in fiscal 2009 versus fiscal 2008, while cost of sales as a percent of net sales remained essentially flat from fiscal 2008 to fiscal 2009. Higher volume drove $90 million of the increase in cost of sales. Higher input costs and changes in mix increased cost of sales by $453 million. We also recorded a $119 million net increase in cost of sales related to mark-to-market valuation of certain commodity positions and grain inventories as described in Note 7 to the Consolidated Financial Statements starting on page 63 of this report, compared to a net decrease of $57 million in fiscal 2008. In fiscal 2008, we recorded $18 million of charges to cost of sales, primarily for depreciation associated with restructured assets. Cost of sales for fiscal 2008 also included $21 million of costs, including product write-offs, logistics, and other costs, related to voluntary product recalls.

Gross margin grew 7 percent in fiscal 2009 versus fiscal 2008, as operating leverage, cost savings initiatives, and net price realization offset input cost inflation. Gross margin as a percent of net sales decreased by 10 basis points from fiscal 2008 to fiscal 2009.

Selling, general, and administrative (SG&A) expenses increased by $329 million in fiscal 2009 versus fiscal 2008. The increase in SG&A expenses from fiscal 2008 was largely the result of a 17 percent increase in media and other consumer marketing spending consistent with our brand-building strategy, along with higher levels of compensation and benefits expense. We also recorded write-downs of $35 million related to various corporate investments in fiscal 2009, compared to a net gain of $16 million in fiscal 2008. These higher costs were partially offset by a $41 million settlement with the insurance carrier covering our *La Salteña* pasta manufacturing plant in Argentina that was destroyed by fire. SG&A expenses as a percent of net sales increased by 90 basis points compared to fiscal 2008.

During fiscal 2009 we recorded a **net divestiture gain** of $85 million. We recorded a gain of $129 million related to the sale of our Pop•Secret microwave popcorn product line. We recorded a $38 million loss on the sale of a portion of the assets of our frozen unbaked bread dough product line in our Bakeries and Foodservice segment, including the discontinuation of our frozen dinner roll product line in our U.S. Retail segment that shared a divested facility. In addition, we recorded a $6 million loss on the sale of our bread concentrates product line in our Bakeries and Foodservice segment.

Net interest for fiscal 2009 totaled $390 million, $32 million lower than fiscal 2008. Average interest-bearing instruments decreased $264 million leading to a $15 million decrease in net interest, while average interest rates decreased 20 basis points generating a $17 million decrease in net interest. Net interest includes preferred distributions paid on minority interests. The average interest rate on our total outstanding debt and minority interests was 5.6 percent in fiscal 2009 compared to 5.8 percent in fiscal 2008.

Restructuring, impairment, and other exit costs totaled $42 million in fiscal 2009 as follows:

Expense, in Millions	
Closure of Contagem, Brazil bread and pasta plant	$16.8
Discontinuation of product line at Murfreesboro, Tennessee plant	8.3
Charges associated with restructuring actions previously announced	16.5
Total	$41.6

In fiscal 2009, due to declining financial results, we approved the restructuring of our International segment's business in Brazil. We discontinued the production and marketing of *Forno De Minas* cheese bread and *Frescarini* pasta brands in Brazil and closed our Contagem, Brazil manufacturing facility. These actions affected 556 employees in our Brazilian operations. Our other product lines in Brazil are not affected by the decision. As a result of this decision, we incurred a charge of $17 million in the fourth quarter of fiscal 2009, consisting primarily of $5 million of employee severance, an $11 million noncash impairment charge to write down assets to their net realizable value, and $1 million of other costs associated with this restructuring action. Subsequent to the end of our Brazilian subsidiary's fiscal year end of April 30, 2009, we sold all of the production assets and the *Forno De Minas* brand for proceeds of $6 million. We utilized the values of the production assets established as part of the sale to determine the fiscal 2009 impairment charge. We expect this restructuring action to be completed in the second quarter of fiscal 2010.

Due to declining net sales and to improve manufacturing capacity for other product lines, we decided to exit our U.S. Retail segment's *Perfect Portions* refrigerated biscuits product line at our manufacturing facility in Murfreesboro, Tennessee. We recorded an $8 million noncash impairment charge against long lived assets used for this product line. Our other product lines at Murfreesboro are not affected by the decision, and no employees were affected by this action, which we expect will be completed in the second quarter of fiscal 2010.

In fiscal 2009, we also incurred $17 million of incremental plant closure expenses related to previously announced restructuring activities, including $10 million for the remainder of our lease obligation at our previously closed facility in Trenton, Ontario.

In fiscal 2009 we paid $10 million in cash related to restructuring actions taken in fiscal 2009 and previous years. In fiscal 2010, we expect to incur a nominal amount of expense associated with our previously announced restructuring actions.

Our consolidated **effective income tax rate** for fiscal 2009 was 37.3 percent compared to 34.4 percent in fiscal 2008. The increase in the effective rate is primarily due to the effect of a 2009 U.S. appellate court decision that reversed a 2008 U.S. district court decision. In the third quarter of fiscal 2008, we recorded an income tax benefit of $31 million as a result of a favorable U.S. district court decision on an uncertain tax matter. In the third quarter of fiscal 2009, the U.S. Court of Appeals for the Eighth Circuit issued an opinion reversing the district court decision. As a result, we recorded $53 million (including interest) of income tax expense related to the reversal of cumulative income tax benefits from this uncertain tax matter recognized in fiscal years 1992 through 2008. We expect to make cash tax and interest payments of approximately $32 million in connection with this matter. We are currently evaluating our options for appeal. The rate also increased in fiscal 2009 due to $15 million of tax expense related to nondeductible goodwill write-offs associated with our divestitures.

Other items that decreased the 2009 effective income tax rate include a favorable California appeals court decision that resulted in the recognition of $10 million of tax benefits. In addition, we recognized $21 million of other tax benefits, primarily related to foreign tax credits and audit settlements.

After-tax earnings from joint ventures totaled $92 million in fiscal 2009, compared to $111 million in fiscal 2008. Fiscal 2009 earnings were reduced by a $6 million deferred income tax valuation allowance. In fiscal 2008, earnings included $16 million for our share of a gain on the sale of a Cereal Partners Worldwide (CPW) property in the United Kingdom offset by restructuring expenses of $8 million. Fiscal 2008 results also included $2 million for our share of a gain on the sale of the 8th Continent soymilk business. In fiscal 2009, net sales for CPW increased 2 percent. Volume growth of 4 percentage points, including growth in Russia, Middle East, Asia, and Latin America, and net price realization were offset by unfavorable foreign exchange. Net sales for our Häagen-Dazs joint venture in Japan increased 2 percent in fiscal 2009 as a result of favorable foreign exchange of 11 percentage points and positive net price realization, offset by a decrease in volume.

Average diluted shares outstanding decreased by 3 million from fiscal 2008 primarily due to the repurchase of 20 million shares of common stock in fiscal 2009, offset by the issuance of 14 million shares of common stock in fiscal 2008 to settle a forward contract with an affiliate of Lehman Brothers, Inc. (Lehman Brothers), the issuance of common stock upon stock option exercises, the issuance of annual stock awards, the vesting of restricted stock units, and the issuance of shares to acquire Humm Foods.

FISCAL 2009 CONSOLIDATED BALANCE SHEET ANALYSIS

Cash and cash equivalents increased $89 million from fiscal 2008, as discussed in the "Liquidity" section below.

Receivables decreased $128 million from fiscal 2008, as a result of foreign exchange translation and sales timing shifts. The allowance for doubtful accounts was essentially unchanged from fiscal 2008.

Inventories decreased $20 million from fiscal 2008 due to a decrease in the values and levels of grain inventories, as well as a $24 million increase in the reserve for the excess of first in, first out (FIFO) inventory costs over last in, first out (LIFO) inventory costs. These decreases were partially offset by higher levels of finished goods.

Prepaid expenses and other current assets decreased $41 million, as commodity and foreign exchange derivative receivables decreased $46 million.

Land, buildings, and equipment decreased $73 million, as capital expenditures of $563 million were partially offset by depreciation expense of $443 million. We also recorded $18 million of impairment charges associated with restructured facilities in Contagem, Brazil and Murfreesboro, Tennessee. In addition, we sold facilities with book values of $84 million in Cedar Rapids, Iowa; Bakersfield, California; Hazelton, Pennsylvania; Montreal, Canada; and Vinita, Oklahoma.

Goodwill and other intangible assets decreased $153 million from fiscal 2008 primarily due to decreases from foreign currency translation of $134 million, divestitures of $42 million, and deferred tax adjustments of $45 million related to divestitures and changes in acquisition-related income tax liabilities. These were partially offset by the acquisition of Humm Foods, which increased goodwill and other intangibles by $61 million.

Other assets decreased $855 million from fiscal 2008, driven by a $915 million decrease in our pension asset following our annual update of assumptions and fiscal 2009 asset performance, offset by a $64 million increase in interest rate derivative receivables resulting from a decrease in interest rates.

Accounts payable decreased $134 million to $803 million in fiscal 2009 as a result of lower vendor payables associated with inventories and construction in progress, as well as foreign exchange translation.

Long-term debt, including **current portion**, and **notes payable** increased $76 million from fiscal 2008. We issued senior notes totaling $1.9 billion in fiscal 2009 that we used to repay a portion of our commercial paper.

The current and noncurrent portions of **deferred income taxes** decreased $302 million, due to losses in our pension assets and the book versus tax treatment of certain inventories and investments. We also incurred $216 million of deferred income tax expense in fiscal 2009.

Other current liabilities increased $242 million, driven by increases in accrued taxes of $101 million and a $28 million increase in consumer marketing accruals. We also had an increase in foreign exchange derivatives payable of $19 million.

Other liabilities increased $8 million, driven by an increase in accrued compensation benefits of $50 million and a $40 million increase in noncurrent interest derivatives payable, offset by a $88 million decrease in noncurrent taxes payable.

Retained earnings increased $725 million, reflecting fiscal 2009 net earnings of $1,304 million less dividends paid of $580 million. **Treasury stock** increased $815 million due to $1,296 million of share repurchases, offset by $443 million related to stock-based compensation plans and $39 million for shares issued for the acquisition of Humm Foods. **Additional paid-in capital** increased $101 million due primarily to an increase from stock compensation activity and $16 million for shares issued in the acquisition of Humm Foods. **Accumulated other comprehensive income (loss)** decreased by $1,052 million after-tax, primarily driven by losses in our pension, other postretirement, and postemployment benefit plans of $1.2 billion.

FISCAL 2008 CONSOLIDATED RESULTS OF OPERATIONS

For fiscal 2008, we reported diluted EPS of $3.71, up 17 percent from $3.18 per share earned in fiscal 2007. Earnings after tax were $1,295 million in fiscal 2008, up 13 percent from $1,144 million in fiscal 2007.

The components of net sales growth are shown in the following table:

Components of Net Sales Growth

	Fiscal 2008 vs. 2007
Contributions from volume growth[(a)]	3 pts
Net price realization and mix	5 pts
Foreign currency exchange	2 pts
Net sales growth	10 pts

(a) Measured in tons based on the stated weight of our product shipments.

Net sales for fiscal 2008 grew 10 percent to $13.7 billion, driven by 3 percentage points from volume growth, mainly in our U.S. Retail and International segments, and 5 percentage points of growth from net price realization and mix across many of our businesses. In addition, foreign currency exchange effects added 2 percentage points of growth. During the second quarter of fiscal 2008, we voluntarily recalled all pepperoni varieties of *Totino's* and *Jeno's* frozen pizza manufactured on or before October 30, 2007, due to potential contamination. We also voluntarily recalled one flavor of *Progresso* soup during the third quarter of fiscal 2008. The frozen pizza and soup recalls did not significantly impact our net sales for fiscal 2008.

Cost of sales was up $823 million in fiscal 2008 versus fiscal 2007. Cost of sales as a percent of net sales in fiscal 2008 increased 40 basis points compared to fiscal 2007. Higher volume drove $207 million of this increase. Higher input costs and changes in mix increased cost of sales by $633 million. We recorded net mark-to-market gains of $60 million related to derivatives on open commodity positions to mitigate input cost inflation, and a $3 million loss from the revaluation of certain grain inventories to market. We also recorded $18 million of charges to cost of sales, primarily for depreciation associated with restructured assets. Our *La Salteña* pasta manufacturing plant in Argentina was destroyed by a fire resulting in a loss of $1 million, net of insurance proceeds, from the write-off of inventory and property, plant, and equipment, and severance expense related to this event. Cost of sales for fiscal 2008 also included $21 million of costs, including product write-offs, logistics, and other costs, related to the voluntary recalls.

Gross margin grew 9 percent in fiscal 2008 versus fiscal 2007, driven by higher volume, cost savings initiatives, and net price realization. Gross margin as a percent of net sales declined 40 basis points from fiscal 2007 to fiscal 2008. This primarily reflects declines in our Bakeries and Foodservice segment, where we took price increases designed to offset cost increases on a dollar basis, but gross margin as a percent of net sales declined.

SG&A expenses increased by $236 million in fiscal 2008 versus fiscal 2007. The increase in SG&A expenses from fiscal 2007 was largely the result of a 13 percent increase in media and other consumer marketing spending consistent with our brand-building strategy, $30 million more foreign exchange losses than the previous year, higher levels of compensation and benefits, a 7 percent increase in research and development expense supporting our innovation initiatives, and $9 million of costs associated with the remarketing of the Class A and Series B-1 Interests in our General Mills Cereals, LLC (GMC) subsidiary. SG&A expenses as a percent of net sales was essentially flat compared to fiscal 2007.

Net interest for fiscal 2008 totaled $422 million, $5 million lower than fiscal 2007. Average interest-bearing instruments increased $467 million leading to a $29 million increase in net interest, while average interest rates decreased 50 basis points generating a $34 million decrease in net interest. Net interest includes preferred distributions paid on minority interests.

Restructuring, impairment, and other exit costs totaled $21 million in fiscal 2008 as follows:

Expense (Income), in Millions	
Closure of Poplar, Wisconsin plant	$ 2.7
Closure and sale of Allentown, Pennsylvania frozen waffle plant	9.4
Closure of leased Trenton, Ontario frozen dough plant	10.9
Restructuring of production scheduling and discontinuation of cake product line at Chanhassen, Minnesota plant	1.6
Gain on sale of previously closed Vallejo, California plant	(7.1)
Charges associated with restructuring actions previously announced	3.5
Total	$21.0

During fiscal 2008, we approved a plan to transfer *Old El Paso* production from our Poplar, Wisconsin facility to other plants and to close the Poplar facility. This action to improve capacity utilization and reduce costs affected 113 employees at the Poplar facility, and resulted in a charge of $3 million consisting entirely of employee severance. Due to declining financial results, we decided to exit our frozen waffle product line (retail and foodservice) and to close our frozen waffle plant in Allentown, Pennsylvania, affecting 111 employees. We recorded a $3 million charge for employee severance and a $6 million noncash impairment charge against long-lived assets at the plant. We also completed an analysis of the viability of our Bakeries and Foodservice frozen dough facility in Trenton, Ontario, and closed the facility, affecting 470 employees. We recorded an $8 million charge for employee expenses and a $3 million charge for shutdown and decommissioning costs. We also restructured our production scheduling and discontinued our cake production line at our Chanhassen, Minnesota Bakeries and Foodservice plant. These actions affected 125 employees, and we recorded a $3 million charge for employee severance, partially offset by a $1 million gain from the sale of long-lived assets. All of the foregoing actions were completed in fiscal 2009. Finally, we recorded additional charges of $4 million primarily related to previously announced Bakeries and Foodservice segment restructuring actions, including employee severance for 38 employees, that were completed in fiscal 2008.

In addition, during fiscal 2008 we recorded an $18 million noncash charge related to depreciation associated with restructured assets at our plant in Trenton, Ontario and $1 million of inventory write offs at our plants in Chanhassen, Minnesota and Allentown, Pennsylvania. These charges are recorded in cost of sales in our Consolidated Statements of Earnings and in unallocated corporate items in our segment results.

Our consolidated **effective income tax rate** for fiscal 2008 was 34.4 percent compared to 34.3 percent for the same period of fiscal 2007. The 0.1 percentage point increase was the result of an increase in the state income tax rate due to more income in higher rate jurisdictions and lower foreign tax credits. These items were offset by a favorable U.S. district court decision on an uncertain tax matter that reduced our liability for uncertain tax positions and related accrued interest by $31 million. As discussed above under the heading "Fiscal 2009 Consolidated Results of Operations", this decision was reversed by a U.S. appellate court decision in fiscal 2009.

After-tax earnings from joint ventures totaled $111 million in fiscal 2008, compared to $73 million in fiscal 2007. In fiscal 2008, net sales for CPW grew 23 percent driven by higher volume, key new product introductions including *Oats & More* in the United Kingdom and *Nesquik Duo* across a number of regions, favorable foreign currency effects, and the benefit of a full year of sales from the Uncle Tobys acquisition, which closed in July 2006. Our fiscal 2008 after-tax earnings from joint ventures was benefited by $16 million for our share of a gain on the sale of a CPW property in the United Kingdom offset by restructuring expenses of $8 million. Net sales for our Häagen-Dazs joint ventures in Asia increased 16 percent in fiscal 2008 as a result of favorable foreign exchange and introductory product shipments. During the third quarter of fiscal 2008, the 8th Continent soymilk business was sold. Our 50 percent share of the after-tax gain on the sale was $2 million.

Average diluted shares outstanding decreased by 13 million from fiscal 2007 due to our repurchase of 24 million shares of stock during fiscal 2008, partially offset by the issuance of 14 million shares to settle a forward purchase contract with an affiliate of Lehman Brothers, the issuance of shares upon stock option exercises, the issuance of annual stock awards, and the vesting of restricted stock units.

RESULTS OF SEGMENT OPERATIONS

Our businesses are organized into three operating segments: U.S. Retail; International; and Bakeries and Foodservice.

The following tables provide the dollar amount and percentage of net sales and operating profit from each segment for fiscal years 2009, 2008, and 2007:

Net Sales

In Millions	Net Sales	Percent of Net Sales	Net Sales	Percent of Net Sales	Net Sales	Percent of Net Sales
	Fiscal Year					
	2009		2008		2007	
U.S. Retail	$10,052.1	68%	$ 9,072.0	66%	$ 8,491.3	68%
International	2,591.4	18	2,558.8	19	2,123.4	17
Bakeries and Foodservice	2,047.8	14	2,021.3	15	1,826.8	15
Total	$14,691.3	100%	$13,652.1	100%	$12,441.5	100%

Segment Operating Profit

In Millions	Segment Operating Profit	Percent of Segment Operating Profit	Segment Operating Profit	Percent of Segment Operating Profit	Segment Operating Profit	Percent of Segment Operating Profit
	Fiscal Year					
	2009		2008		2007	
U.S. Retail	$2,208.5	84%	$1,971.2	82%	$1,896.6	84%
International	261.4	10	268.9	11	215.7	10
Bakeries and Foodservice	171.0	6	165.4	7	147.8	6
Total	$2,640.9	100%	$2,405.5	100%	$2,260.1	100%

Segment operating profit excludes unallocated corporate items, gain on divestitures, and restructuring, impairment, and other exit costs because these items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by our executive management.

U.S. Retail Segment Our U.S. Retail segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, and drug, dollar and discount chains operating throughout the United States. Our major product categories in this business segment are ready-to-eat cereals, refrigerated yogurt, ready-to-serve soup, dry dinners, shelf stable and frozen vegetables, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, grain, fruit and savory snacks, and a wide variety of organic products including soup, granola bars, and cereal.

The components of the changes in net sales are shown in the following table:

Components of U.S. Retail Net Sales Growth

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
Contributions from volume growth[a]	4 pts	3 pts
Net price realization and mix	7 pts	4 pts
Net sales growth	11 pts	7 pts

(a) Measured in tons based on the stated weight of our product shipments.

In fiscal 2009, net sales for our U.S. Retail segment were $10.1 billion, up 11 percent from fiscal 2008. Net price realization and mix added 7 percentage points of growth and volume on a tonnage basis contributed 4 percentage points of growth.

Net sales for this segment totaled $9.1 billion in fiscal 2008 and $8.5 billion in fiscal 2007. The growth in fiscal 2008 net sales was the result of a 4 percentage point benefit from net price realization and mix, as well as a 3 percentage point increase in volume in fiscal 2008 versus fiscal 2007, led by strong growth in our grain snacks and yogurt businesses.

All of our U.S. Retail divisions experienced net sales growth in fiscal 2009 as shown in the tables below:

U.S. Retail Net Sales by Division

In Millions	Fiscal Year 2009	2008	2007
Big G	$ 2,259.5	$2,028.0	$1,932.9
Meals	2,157.1	2,006.1	1,909.2
Pillsbury	1,869.8	1,673.4	1,591.4
Yoplait	1,468.9	1,293.1	1,170.7
Snacks	1,246.6	1,197.6	1,066.5
Baking Products	850.7	723.3	666.7
Small Planet Foods and Other	199.5	150.5	153.9
Total	$10,052.1	$9,072.0	$8,491.3

U.S. Retail Change in Net Sales by Division

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
Big G	11%	5%
Meals	8	5
Pillsbury	12	5
Yoplait	14	10
Snacks	4	12
Baking Products	18	8
Small Planet Foods	30	6
Total	11%	7%

In fiscal 2009, Big G cereals net sales increased 11 percent driven by growth across the portfolio, including gains on *Multi-Grain Cheerios, Honey Nut Cheerios, Cinnamon Toast Crunch,* and the *Fiber One* cereals. Net sales for Meals grew 8 percent led by *Helper* dinner mixes, the new Macaroni Grill dinner mix line, and *Green Giant* frozen vegetables. Pillsbury net sales increased 12 percent led by *Totino's* pizza and *Pizza Rolls* snacks, *Pillsbury* refrigerated dough products, and new *Pillsbury Savorings* frozen appetizers. Yoplait net sales grew 14 percent led by contributions from *Yoplait* Light. Net sales for Snacks increased 4 percent, as gains in grain snacks including *Fiber One* bars and *Chex Mix* more than offset the reduction in sales from the divestiture of Pop•Secret this year. Baking Products net sales grew 18 percent reflecting gains in *Betty Crocker* dessert mixes, *Bisquick* baking mix, and *Gold Medal* flour. Net sales for Small Planet Foods grew 30 percent including contributions from the *Lärabar* product line acquired in fiscal 2009.

For fiscal 2008, Big G cereals net sales grew 5 percent, driven by growth in core brands including *Cheerios* varieties and *Fiber One* cereals. Net sales for Meals grew by 5 percent led by *Progresso* ready-to-serve soups. Pillsbury net sales increased 5 percent led by *Totino's* frozen pizza and hot snacks and *Pillsbury* refrigerated baked goods. Yoplait net sales grew 10 percent due to growth on *Yoplait* Light yogurt and new products including *YoPlus* and *Fiber One* yogurt. Net sales for Snacks grew 12 percent led by increased sales for *Nature Valley* grain snacks and *Fiber One* bars. Baking Products net sales grew 8 percent due to increases in *Betty Crocker* cookie mixes, *Gold Medal* flour, and the launch of *Warm Delights* Minis.

Segment operating profit of $2.2 billion in fiscal 2009 improved $237 million, or 12 percent, over fiscal 2008. Net price realization and mix increased segment operating profit by $596 million, and volume growth increased segment operating profit by $146 million. These were partially offset by increased supply chain input costs of $338 million, a 19 percent increase in consumer marketing expense consistent with our brand-building strategy, and higher administrative costs. In fiscal 2008, voluntary product recalls reduced segment operating profit by $24 million.

Segment operating profit of $2.0 billion in fiscal 2008 improved $75 million, or 4 percent, over fiscal 2007. Net price realization and mix increased segment operating profit by $317 million, and volume growth increased segment operating profit by $95 million. These were offset by increased supply chain input costs of $181 million, higher administrative costs, and a 12 percent increase in consumer marketing expense consistent with our brand-building strategy. Voluntary product recalls reduced segment operating profit by $24 million.

International Segment In Canada, our major product categories are ready-to-eat cereals, shelf stable and frozen vegetables, dry dinners, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza snacks, and grain, fruit and savory snacks. In markets outside North America, our product categories include super-premium ice cream, grain snacks, shelf stable and frozen vegetables, dough products, and dry dinners. Our International segment also includes products manufactured in the United States for export, mainly to Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located. These international businesses are managed through 34 sales and marketing offices.

The components of net sales growth are shown in the following table:

Components of International Net Sales Growth

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
Contributions from volume growth[(a)]	1 pts	6 pts
Net price realization and mix	9 pts	5 pts
Foreign currency exchange	(9) pts	9 pts
Net sales growth	1 pts	20 pts

(a) Measured in tons based on the stated weight of our product shipments.

For fiscal 2009, net sales for our International segment were $2,591 million, up 1 percent from fiscal 2008. This growth was driven by 9 percentage points of net price realization and mix and 1 percentage point of volume growth, offset by 9 percentage points of unfavorable foreign exchange.

Net sales totaled $2,559 million in fiscal 2008, up 20 percent from $2,123 million in fiscal 2007. The growth in fiscal 2008 was driven mainly by 9 percentage points of favorable foreign exchange, in addition to a 6 percentage point increase in volume growth and a 5 percentage point increase in net price realization and mix.

Net sales growth for our International segment by geographic region is shown in the following tables:

International Net Sales by Geographic Region

	Fiscal Year		
In Millions	2009	2008	2007
Europe	$ 857.8	$ 898.5	$ 756.3
Canada	651.8	697.0	610.4
Asia/Pacific	635.8	577.4	462.0
Latin America	446.0	385.9	294.7
Total	$2,591.4	$2,558.8	$2,123.4

International Change in Net Sales by Geographic Region

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
Europe	(5)%	19%
Canada	(6)	14
Asia/Pacific	10	25
Latin America	16	31
Total	1%	20%

In fiscal 2009, net sales in Europe decreased by 5 percent driven by 9 points of unfavorable foreign currency exchange, partially offset by net sales growth of *Old El Paso* across Europe and dough products in the United Kingdom. Net sales in Canada decreased 6 percent due to 13 points of unfavorable foreign currency exchange partially offset by growth from cereal products and *Fiber One* bars. Net sales in the Asia/Pacific region increased by 10 percent, including sales growth for *Häagen-Dazs* and *Wanchai Ferry* brands in China, and increased sales of *Old El Paso* and *Latina* in Australia. Latin America net sales increased 16 percent due to net price realization and the sales volume recovery in Argentina after a fire destroyed our *La Salteña* manufacturing facility in fiscal 2008.

In fiscal 2008, net sales in Europe increased 19 percent reflecting performance from *Old El Paso* and *Häagen-Dazs* in the United Kingdom. Continued success from the launch of *Nature Valley* granola bars in several European markets and favorable foreign exchange also contributed to the region's growth. Net sales in Canada increased 14 percent including favorable foreign exchange. In the Asia/Pacific region, net sales increased 25 percent led by double-digit growth for *Häagen-Dazs* ice cream and *Wanchai Ferry* dumplings and meal kits in China. In Latin America, net sales increased 31 percent led by *Diablitos* canned meat spread in Venezuela and net price realization in other countries, partially offset by lost sales following our plant fire in Argentina.

Segment operating profit for fiscal 2009 declined 3 percent to $261 million from $269 million in the same period a year ago driven by a 14 percentage point decrease due to unfavorable foreign exchange. Increases in net price realization and mix and volume growth offset increases in supply chain input costs of $16 million and a 3 percent increase in consumer marketing expense.

Segment operating profit for fiscal 2008 grew to $269 million, up 25 percent from fiscal 2007, with foreign currency exchange contributing 9 percentage points of that growth. Segment operating profit increased by $38 million from higher volumes. Net price realization and mix more than offset higher supply chain input costs, a 22 percent increase in consumer marketing expense, and administrative cost increases.

Bakeries and Foodservice Segment In our Bakeries and Foodservice segment we sell branded ready-to-eat cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, frozen dough products, branded baking mixes, and custom food items. Our customers include foodservice distributors and operators, convenience stores, vending machine operators, quick service and other restaurant operators, and business and school cafeterias in the United States and Canada. In addition, we market mixes and unbaked and fully baked frozen dough products throughout the United States and Canada to retail, supermarket, and wholesale bakeries.

The components of the change in net sales are shown in the following table:

Components of Bakeries and Foodservice Net Sales Growth

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
Contributions from volume growth[(a)]	(6) pts	(3) pts
Net price realization and mix	7 pts	14 pts
Foreign currency exchange	Flat	Flat
Net sales growth	1 pts	11 pts

(a) Measured in tons based on the stated weight of our product shipments.

For fiscal 2009, net sales for our Bakeries and Foodservice segment increased 1 percent to $2,048 million. The increase in fiscal 2009 was driven by 7 percentage points of net price realization and mix. This was offset by a 6 percentage point decrease in volume, mainly in the distributors and restaurants customer channel, including the effects of divested product lines.

For fiscal 2008, net sales for our Bakeries and Foodservice segment increased to $2,021 million. The growth in fiscal 2008 net sales was driven by 14 percentage points of benefit from net price realization and mix, as we took price increases to offset higher supply chain input costs. This was partially offset by a 3 percentage point decline in volume.

Net sales growth for our Bakeries and Foodservice segment by customer segment is shown in the following tables:

Bakeries and Foodservice Net Sales by Customer Segment

	Fiscal Year		
In Millions	2009	2008	2007
Distributors and restaurants	$ 890.1	$ 902.0	$ 864.8
Bakery channels	950.8	927.8	780.5
Convenience stores and vending	206.9	191.5	181.5
Total	$2,047.8	$2,021.3	$1,826.8

Bakeries and Foodservice Change in Net Sales by Customer Segment

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
Distributors and restaurants	(1)%	4%
Bakery channels	2	19
Convenience stores and vending	8	6
Total	1%	11%

In fiscal 2009, segment operating profits were $171 million, up 3 percent from $165 million in fiscal 2008. The increase was due to margin expansion and HMM efforts which offset significant volume declines and lower grain merchandising activities.

Segment operating profits were $165 million in fiscal 2008, up 12 percent from $148 million in fiscal 2007. The increase for the year was driven by grain merchandising activities and benefits from prior restructuring activities. Net price realization and mix offset higher supply chain input costs and a decrease in volume.

Unallocated Corporate Items Unallocated corporate items include variances to planned corporate overhead expenses, variances to planned domestic employee benefits and incentives, all stock compensation costs, annual contributions to the General Mills Foundation, and other items that are not part of our measurement of segment operating performance. This includes gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments in accordance with our policy as discussed in Note 2 of the Consolidated Financial Statements on page 55 of this report.

For fiscal 2009, unallocated corporate items totaled $361 million of expense compared to $157 million of expense for the same period last year. The $204 million increase in expense was driven primarily by a $176 million net increase in expense related to mark-to-market valuations of certain commodity positions and grain inventories. We also recorded write-downs of $35 million related to various corporate investments in fiscal 2009, compared to a net gain of $16 million in fiscal 2008, and a $16 million increase in contributions to the General Mills Foundation, offset by a fiscal 2009 gain from an insurance settlement as discussed above under the heading "Fiscal 2009 Consolidated Results of Operations".

Unallocated corporate items were $157 million in fiscal 2008 compared to $163 million in fiscal 2007. During fiscal 2008, we recognized a net gain of $57 million related to the mark-to-market valuation of certain commodity positions and a previously deferred gain of $11 million on the sale of a corporate investment. These gains were offset by $26 million of unfavorable foreign exchange, $18 million of charges to cost of sales, primarily depreciation on long-lived assets associated with previously announced restructuring actions, and $9 million of expense related to the remarketing of minority interests in our GMC subsidiary.

Joint Ventures In addition to our consolidated operations, we participate in several joint ventures.

International Joint Ventures We have a 50 percent equity interest in CPW, which manufactures and markets ready-to-eat cereal products in more than 130 countries and republics outside the United States and Canada. CPW also markets cereal bars in several European countries and manufactures private label cereals for customers in the United Kingdom. We have guaranteed a portion of CPW's debt and its pension obligation in the United Kingdom. Results from our CPW joint venture are reported for the 12 months ended March 31.

On July 14, 2006, CPW acquired the Uncle Tobys cereal business in Australia for $386 million. We funded our 50 percent share of the purchase price by making additional advances to and equity contributions in CPW totaling $135 million (classified as investments in affiliates, net on the Consolidated Statements of Cash Flows) and by acquiring a 50 percent undivided interest in certain intellectual property for $58 million (classified as acquisitions on the Consolidated Statements of Cash Flows). We funded the advances to and our equity contribution in CPW from cash generated by our international operations, including our international joint ventures.

We also have a 50 percent equity interest in Häagen-Dazs Japan, Inc. This joint venture manufactures, distributes, and markets *Häagen-Dazs* ice cream products and frozen novelties. In fiscal 2007, we changed the reporting period for this joint venture. Accordingly, fiscal 2007 includes only 11 months of results from this joint venture compared to 12 months in fiscal 2009 and fiscal 2008.

Domestic Joint Venture During fiscal 2008, the 8th Continent soy milk business was sold. We recorded a $2 million gain in fiscal 2008 reflecting our 50 percent share of the after-tax gain on the sale. We will record approximately $1 million of additional gain in the first quarter of fiscal 2010 if certain conditions related to the sale are satisfied.

Our share of after-tax joint venture earnings decreased from $111 million in fiscal 2008 to $92 million in fiscal 2009. In fiscal 2009, earnings were reduced by a $6 million deferred income tax valuation allowance. In fiscal 2008, earnings included $16 million for our share of a gain on the sale of a CPW property in the United Kingdom offset by restructuring expenses of $8 million. Also, fiscal 2008 results included $2 million for our share of a gain on the sale of the 8th Continent soymilk business.

Our after-tax share of CPW restructuring, impairment, and other exit costs was as follows:

Expense (Income), In Millions	Fiscal Year 2009	2008	2007
Gain on sale of property	$—	$(15.9)	$ —
Depreciation associated with restructured assets	—	4.5	8.2
Other charges resulting from restructuring actions	—	3.2	—
Total	$—	$ (8.2)	$8.2

Our share of after-tax joint venture earnings increased from $73 million in fiscal 2007 to $111 million in fiscal 2008. This growth was largely driven by strong sales growth, favorable foreign exchange, and our share of the gain from the sale of a CPW property.

The change in net sales for each joint venture is set forth in the following table:

Joint Venture Change in Net Sales

	Fiscal 2009 vs. 2008	Fiscal 2008 vs. 2007
CPW	2%	23%
Häagen-Dazs (12 months in fiscal 2009 and fiscal 2008 and 11 months in fiscal 2007)	2	16
Joint Ventures	2%	21%

For fiscal 2009, CPW net sales grew by 2 percent reflecting higher volume and net price realization, slightly offset by unfavorable foreign currency exchange. Net sales for our Häagen-Dazs joint venture increased 2 percent from fiscal 2008 as a result of favorable foreign exchange of 11 percentage points and positive net price realization, offset by a decrease in volume.

For fiscal 2008, CPW net sales grew by 23 percent reflecting higher volume, key new product introductions including *Oats & More* in the United Kingdom and *Nesquik Duo* across a number of regions, favorable foreign currency effects, and the benefit of a full year of sales from the fiscal 2007 Uncle Tobys acquisition. Net sales for our Häagen-Dazs joint venture increased 16 percent from fiscal 2007, as a result of favorable foreign exchange and introductory product shipments.

Selected cash flows from our joint ventures are set forth in the following table:

Selected Cash Flows from Joint Ventures

	Fiscal Year		
Inflow (Outflow), in Millions	2009	2008	2007
Advances to joint ventures	$(14.2)	$ (20.6)	$(141.4)
Repayments of advances	22.4	95.8	38.0
Dividends received	68.5	108.7	45.2

IMPACT OF INFLATION

We have experienced high levels of input cost inflation since fiscal 2006. Our gross margin performance in fiscal 2009 reflects the impact of significant input cost inflation, primarily from commodities and energy inputs. We expect the rate of inflation to moderate in fiscal 2010. We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our risk management practices are discussed on pages 46 through 48 of this report.

LIQUIDITY

The primary source of our liquidity is cash flow from operations. Over the most recent three-year period, our operations have generated $5.3 billion in cash. A substantial portion of this operating cash flow has been returned to stockholders through share repurchases and dividends. We also use this source of liquidity to fund our capital expenditures. We typically use a combination of cash, notes payable, and long-term debt to finance acquisitions and major capital expansions.

Cash Flows from Operations

	Fiscal Year		
In Millions	2009	2008	2007
Net earnings	$1,304.4	$1,294.7	$1,143.9
Depreciation and amortization	453.6	459.2	417.8
After-tax earnings from joint ventures	(91.9)	(110.8)	(72.7)
Stock-based compensation	117.7	133.2	127.1
Deferred income taxes	215.8	98.1	26.0
Tax benefit on exercised options	(89.1)	(55.7)	(73.1)
Distributions of earnings from joint ventures	68.5	108.7	45.2
Pension and other postretirement benefit plan contributions	(220.3)	(14.2)	(60.6)
Pension and other postretirement benefit plan (income) expense	(27.5)	5.5	5.6
Divestitures (gain), net	(84.9)	—	—
Gain on insurance settlement	(41.3)	—	—
Restructuring, impairment, and other exit costs (income)	31.3	(1.7)	39.1
Changes in current assets and liabilities	176.9	(126.7)	149.1
Other, net	15.0	(60.4)	3.8
Net cash provided by operating activities	$1,828.2	$1,729.9	$1,751.2

In fiscal 2009, our operations generated $1,828 million of cash compared to $1,730 million in fiscal 2008, primarily reflecting a $304 million reduction in the use of working capital in fiscal 2009. Inventories used $137 million less cash and accounts payable used $242 million more cash year over year due to decreases in grain prices and grain inventory levels in fiscal 2009. Other current liabilities were a $136 million increased source of cash, primarily due to lower cash taxes paid and higher consumer marketing accruals. Other current assets provided $96 million more cash, primarily due to changes in currency and commodity derivative receivables. Accounts receivable provided $176 million more cash driven by sales timing shifts and improvements in collections in certain international markets. The favorable change in working capital was offset by a $200 million voluntary contribution made to our principal domestic pension plans.

We strive to grow a key measure, core working capital, at or below our growth in net sales. For fiscal 2009, core working capital declined 1 percent, compared to net sales growth of

8 percent, largely driven by a decrease in inventory in fiscal 2009. In fiscal 2008, core working capital grew 12 percent, more than net sales growth of 10 percent, and in fiscal 2007, core working capital grew 4 percent, less than net sales growth of 6 percent.

Our cash flows from operations decreased $21 million from fiscal 2007 to fiscal 2008 as a $151 million increase in net earnings and a $72 million effect of changes in deferred income taxes were more than offset by the $276 million increase in the use of cash for working capital.

Cash Flows from Investing Activities

In Millions	Fiscal Year 2009	2008	2007
Purchases of land, buildings, and equipment	$(562.6)	$(522.0)	$(460.2)
Acquisitions	—	0.6	(83.4)
Investments in affiliates, net	5.9	64.6	(100.5)
Proceeds from disposal of land, buildings, and equipment	4.1	25.9	13.8
Proceeds from divestitures of product lines	244.7	—	13.5
Proceeds from insurance settlement	41.3	—	—
Other, net	(22.3)	(11.5)	19.7
Net cash used by investing activities	$(288.9)	$(442.4)	$(597.1)

In fiscal 2009, cash used by investing activities decreased by $154 million from fiscal 2008 primarily due to proceeds of $245 million from the sale of certain product lines. We also received insurance proceeds of $41 million in the third quarter of fiscal 2009 from the settlement with the insurance carrier covering the loss at our *La Salteña* pasta manufacturing facility in Argentina. These proceeds will offset the capital expenditures required to replace the manufacturing facility that was destroyed by fire in fiscal 2008.

Capital expenditures in fiscal 2009 increased $41 million from the same period last year as we increased manufacturing capacity for our cereal, snack bars, soup, and yogurt products.

In fiscal 2008, cash used by investing activities decreased by $155 million from fiscal 2007. During fiscal 2008, we sold our former production facilities in Vallejo, California and Allentown, Pennsylvania, while in fiscal 2007 we sold our frozen pie product line, including a plant in Rochester, New York, and our par-baked bread product line, including plants in Chelsea, Massachusetts and Tempe, Arizona. These sale proceeds were offset by the funding of our share of CPW's acquisition of the Uncle Tobys cereal business in Australia (reflected in acquisitions and investments in affiliates, net), and our acquisition of Saxby Bros. Limited and our master franchisee of *Häagen-Dazs* shops in Greece. In addition, capital investment for land, buildings, and equipment increased by $62 million, as we continued to increase manufacturing capacity for our snack bars and yogurt products and began consolidating manufacturing for our *Old El Paso* product line.

We expect capital expenditures to increase to approximately $630 million in fiscal 2010, including initiatives that will: increase manufacturing capacity for *Yoplait* yogurt, *Totino's Pizza Rolls* pizza snacks, and cereals; continue productivity increases throughout the supply chain; rebuild the pasta plant in Argentina that was destroyed by fire in fiscal 2008; and expand International production capacity for *Wanchai Ferry* products and *Old El Paso* tortillas.

Cash Flows from Financing Activities

In Millions	Fiscal Year 2009	2008	2007
Change in notes payable	$(1,390.5)	$ 946.6	$ (280.4)
Issuance of long-term debt	1,850.0	1,450.0	2,650.0
Payment of long-term debt	(370.3)	(1,623.4)	(2,323.2)
Settlement of Lehman Brothers forward purchase contract	—	750.0	—
Repurchase of Series B-1 limited membership interests in GMC	—	(843.0)	—
Repurchase of General Mills Capital, Inc. preferred stock	—	(150.0)	—
Proceeds from sale of Class A limited membership interests in GMC	—	92.3	—
Proceeds from common stock issued on exercised options	305.2	191.4	317.4
Tax benefit on exercised options	89.1	55.7	73.1
Purchases of common stock for treasury	(1,296.4)	(1,432.4)	(1,320.7)
Dividends paid	(579.5)	(529.7)	(505.2)
Other, net	(12.1)	(0.5)	(9.1)
Net cash used by financing activities	$(1,404.5)	$(1,093.0)	$(1,398.1)

Net cash used by financing activities increased by $312 million in fiscal 2009.

In January 2009, we sold $1.2 billion aggregate principal amount of our 5.65 percent notes due 2019. In August 2008, we sold $700 million aggregate principal amount of our 5.25 percent notes due 2013. The proceeds of these notes were used to repay a portion of our outstanding commercial paper. Interest on the notes is payable semi-annually in arrears. These notes may be redeemed at our option at any time for a specified make-whole amount. These notes are senior unsecured, unsubordinated obligations that include a change of control repurchase provision.

On October 15, 2007, we settled the forward contract established with Lehman Brothers in October 2004 in conjunction with the issuance by Lehman Brothers of $750 million of notes that were mandatorily exchangeable for shares of our common stock. In settlement of that forward contract, we issued 14 million shares of our common stock and received $750 million in cash from Lehman Brothers. We used the cash to reduce outstanding commercial paper balances.

On August 7, 2007, we repurchased for a net amount of $843 million all of the outstanding Series B-1 Interests in GMC as part of a required remarketing of those interests. The purchase price reflected the Series B-1 Interests' original capital account balance of $835 million and $8 million of capital account appreciation attributable and paid to the third party holder of the Series B-1 Interests. The capital appreciation paid to the third party holder of the Series B-1 Interests was recorded as a reduction to retained earnings, a component of stockholders' equity, on our Consolidated Balance Sheets, and reduced net earnings available to common stockholders in our basic and diluted EPS calculations.

In April 2007, we issued $1.15 billion of floating rate convertible senior notes. In April 2008, holders of $1.14 billion of those notes tendered them to us for repurchase. In April 2009, we repurchased all of the remaining outstanding notes. We issued commercial paper to fund the repurchases.

We and the third party holder of all of GMC's outstanding Class A limited membership interests (Class A Interests) agreed to reset, effective on June 28, 2007, the preferred rate of return applicable to the Class A Interests to the sum of three-month LIBOR plus 65 basis points. On June 28, 2007, we sold $92 million of additional Class A Interests to the same third party. There was no gain or loss associated with these transactions. As of May 31, 2009, the carrying value of all outstanding Class A Interests on our Consolidated Balance Sheets was $242 million, and the capital account balance of the Class A Interests upon which preferred distributions are calculated was $248 million.

On June 28, 2007, we repurchased for $150 million all of the outstanding Series A preferred stock of our subsidiary General Mills Capital, Inc. using proceeds from the sale of the Class A Interests and commercial paper. There was no gain or loss associated with this repurchase.

During fiscal 2009, we repurchased 20 million shares of our common stock for an aggregate purchase price of $1,296 million. During fiscal 2008, we repurchased 24 million shares of our common stock for an aggregate purchase price of $1,368 million. During fiscal 2007, we repurchased 25 million shares of our common stock for an aggregate purchase price of $1,385 million, of which $64 million settled after the end of our fiscal year. In fiscal 2007, our Board of Directors authorized the repurchase of up to 75 million shares of our common stock. Purchases under the authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no specified termination date.

Dividends paid in fiscal 2009 totaled $580 million, or $1.72 per share, a 10 percent per share increase from fiscal 2008. Dividends paid in fiscal 2008 totaled $530 million, or $1.57 per share, a 9 percent per share increase from fiscal 2007 dividends of $1.44 per share. Our Board of Directors approved a quarterly dividend increase from $0.43 per share to $0.47 per share effective with the dividend payable on August 1, 2009.

CAPITAL RESOURCES

Total capital consisted of the following:

In Millions	May 31, 2009	May 25, 2008
Notes payable	$ 812.2	$ 2,208.8
Current portion of long-term debt	508.5	442.0
Long-term debt	5,754.8	4,348.7
Total debt	7,075.5	6,999.5
Minority interests	242.3	242.3
Stockholders' equity	5,174.7	6,215.8
Total capital	$12,492.5	$13,457.6

The decline in total capital from fiscal 2008 to fiscal 2009 was primarily due to actuarial losses on our defined benefit plans recorded in accumulated other comprehensive income (loss).

The following table details the fee-paid committed and uncommitted credit lines we had available as of May 31, 2009:

In Billions	Amount
Credit facility expiring:	
October 2010	$1.1
October 2012	1.8
Total committed credit facilities	2.9
Uncommitted credit facilities	0.4
Total committed and uncommitted credit facilities	$3.3

To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. Commercial paper is a continuing source of short-term financing. We issue commercial paper in the United States, Canada, and Europe. Our commercial paper borrowings are supported by $2.9 billion of fee-paid committed credit lines, consisting of a $1.8 billion facility expiring in October 2012 and a $1.1 billion facility expiring in October 2010. We also have $0.4 billion in uncommitted credit lines that support our foreign operations. As of May 31, 2009, there were no amounts outstanding on the fee-paid committed credit lines and $135 million was drawn on the uncommitted lines. The credit facilities contain several covenants with which we were in compliance as of May 31, 2009, including a requirement to maintain a fixed charge coverage ratio of at least 2.5.

Certain of our long-term debt agreements and our minority interests contain restrictive covenants. As of May 31, 2009, we were in compliance with all of these covenants.

We have $508 million of long-term debt maturing in the next 12 months that is classified as current. We believe that cash flows from operations, together with available short- and long-term debt financing, will be adequate to meet our liquidity and capital needs for at least the next 12 months.

As of May 31, 2009, our total debt, including the impact of derivative instruments designated as hedges, was 88 percent in fixed-rate and 12 percent in floating-rate instruments, compared to 66 percent in fixed-rate and 34 percent in floating-rate instruments on May 25, 2008. The change in the fixed-rate and floating-rate percentages was driven by the refinancing of $1.9 billion of commercial paper with fixed-rate notes during fiscal 2009.

We have an effective shelf registration statement on file with the Securities and Exchange Commission (SEC) covering the sale of debt securities. The shelf registration statement will expire in December 2011.

Growth in return on average total capital is one of our key performance measures (see the "Reconciliation of Non-GAAP Measures" section on page 88 for our discussion of this measure, which is not defined by GAAP). Return on average total capital increased from 11.8 percent in fiscal 2008 to 12.3 percent in fiscal 2009 primarily due to increased earnings and improvements in core working capital. We also believe important measures of financial strength are the ratio of fixed charge coverage and the ratio of operating cash flow to debt. Our fixed charge coverage ratio in fiscal 2009 was 5.31 compared to 4.87 in fiscal 2008. The measure increased from fiscal 2008 as earnings before income taxes and after-tax earnings from joint ventures increased by $127 million and fixed charges decreased by $31 million. Our operating cash flow to debt ratio increased 1.1 points to 25.8 percent in fiscal 2009, driven by a higher rate of increase in cash flows from operations than the rate of increase in our year-end debt balance.

Currently, Standard and Poor's (S&P) has ratings of BBB+ on our long-term debt and A-2 on our commercial paper. Moody's Investors Services (Moody's) has ratings of Baa1 for our long-term debt and P-2 for our commercial paper. Fitch Ratings (Fitch) rates our long-term debt BBB+ and our commercial paper F-2. These ratings are not a recommendation to buy, sell or hold securities, are subject to revision or withdrawal at any time by the rating organization, and should be evaluated independently of any other rating.

In April 2002, we contributed assets with an aggregate fair market value of $4.2 billion to our subsidiary GMC. The contributed assets consist primarily of manufacturing assets and intellectual property associated with the production and retail sale of Big G cereals, *Progresso* soups, and *Old El Paso* products in the United States. In exchange for the contribution of these assets, GMC issued its managing membership interest and its limited preferred membership interests to certain of our wholly owned subsidiaries. We continue to hold the entire managing membership interest, and therefore direct the operations of GMC. Other than the right to consent to certain actions, holders of the limited preferred membership interests do not participate in the management of GMC. We currently hold all interests in GMC other than the Class A Interests.

The holder of the Class A Interests receives quarterly preferred distributions from available net income based on the application of a floating preferred return rate, currently equal to the sum of three-month LIBOR plus 65 basis points, to the holder's capital account balance established in the most recent mark-to-market valuation (currently $248 million). The Fifth Amended and Restated Limited Liability Company Agreement of GMC requires that the preferred return rate of the Class A Interests be adjusted every five years through a negotiated agreement between the Class A Interest holder and GMC, or through a remarketing auction. The next remarketing is scheduled to occur in June 2012 and thereafter in five-year intervals. Upon a failed remarketing, the preferred return rate over three-month LIBOR will be increased by 75 basis points until the next remarketing, which will occur in 3 month intervals until a successful remarketing occurs or the managing member purchases the Class A Interests. The managing member may at any time elect to purchase all of the Class A Interests for an amount equal to the holder's capital account balance (as adjusted in a mark-to-market valuation), plus any accrued but unpaid preferred returns and the prescribed make-whole amount.

Holders of the Class A Interests may initiate a liquidation of GMC under certain circumstances, including, without limitation, the bankruptcy of GMC or its subsidiaries, GMC's failure to deliver the preferred distributions on the Class A Interests, GMC's failure to comply with portfolio requirements, breaches of certain covenants, lowering of our senior debt rating below either Baa3 by Moody's or BBB- by S&P, and a failed attempt to remarket the Class A Interests as a result of GMC's failure to assist in such remarketing. In the event of a liquidation of GMC, each member of GMC will receive the amount of its then current capital account balance. The managing member may avoid liquidation by exercising its option to purchase the Class A Interests.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC are included in our Consolidated Financial Statements. The return to the third party investor is reflected in net interest in the Consolidated Statements of Earnings. The third party investor's interests in GMC are classified as minority interests on our Consolidated Balance Sheets. As discussed in the "Recently Issued Accounting Pronouncements" section below, we expect our adoption of Statement of Financial Accounting Standards (SFAS) No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51" (SFAS 160), in fiscal 2010 to change the financial statement presentation of these interests in GMC.

As discussed above, we may exercise our option to purchase the Class A Interests for consideration equal to the then current capital account value, plus any unpaid preferred return and the prescribed make-whole amount. If we purchase these interests, any change in the unrelated third party investor's capital account from its original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate EPS in that period.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

As of May 31, 2009, we have issued guarantees and comfort letters of $654 million for the debt and other obligations of consolidated subsidiaries, and guarantees and comfort letters of $282 million for the debt and other obligations of nonconsolidated affiliates, mainly CPW. In addition, off-balance sheet arrangements are generally limited to the future payments under noncancelable operating leases, which totaled $351 million as of May 31, 2009.

As of May 31, 2009, we had invested in three variable interest entities (VIEs). We have an interest in a contract manufacturer at our former facility in Geneva, Illinois. We are the primary beneficiary (PB) and have consolidated this entity. This entity had property and equipment with a carrying value of $25 million and long-term debt of $26 million as of May 31, 2009. The liabilities recognized as a result of consolidating this entity do not represent additional claims on our general assets. We also have an interest in a contract manufacturer in Greece that is a VIE. Although we are the PB, we have not consolidated this entity because it is not practical to do so and it is not material to our results of operations, financial condition, or liquidity as of and for the year ended May 31, 2009. This entity had assets of $5 million and liabilities of $1 million as of May 31, 2009. We are not the PB of the remaining VIE. Our maximum exposure to loss from the three VIEs is limited to the $26 million of long-term debt of the contract manufacturer in Geneva, Illinois and our $2 million equity investment in the VIE of which we are not the PB. We have not provided financial or other support to these VIEs during the current period nor are there arrangements related to these VIEs that could require us to provide financial support in the future.

Our defined benefit plans in the United States are subject to the requirements of Pension Protection Act (PPA). The PPA revised the basis and methodology for determining defined benefit plan minimum funding requirements as well as maximum contributions to and benefits paid from tax-qualified plans. Most of these provisions were applicable to our domestic defined benefit pension plans in fiscal 2009 on a phased-in basis. Although not required under the provisions of the PPA, we voluntarily contributed $200 million to our principal defined benefit plans in fiscal 2009. We do not expect to make any contributions to our domestic plans in fiscal 2010. Actual fiscal 2010 contributions could exceed our current projections, and may be influenced by our decision to undertake discretionary funding of our benefit trusts or by changes in regulatory requirements. Additionally, our projections concerning timing of the PPA funding requirements are subject to change and may be influenced by factors such as general market conditions affecting trust asset performance, interest rates, and our future decisions regarding certain elective provisions of the PPA.

The following table summarizes our future estimated cash payments under existing contractual obligations, including payments due by period:

		Payments Due by Fiscal Year			
In Millions	Total	2010	2011-12	2013-14	2015 and Thereafter
Long-term debt[a]	$ 6,275.3	$ 504.3	$1,356.9	$1,513.8	$2,900.3
Accrued interest	182.1	182.1	—	—	—
Operating leases[b]	351.3	87.6	131.8	75.0	56.9
Capital leases	15.9	5.0	6.6	4.3	—
Purchase obligations[c]	2,289.4	1,791.1	368.3	82.1	47.9
Total contractual obligations	9,114.0	2,570.1	1,863.6	1,675.2	3,005.1
Other long-term obligations[d]	1,280.6	—	—	—	—
Total long-term obligations	$10,394.6	$2,570.1	$1,863.6	$1,675.2	$3,005.1

(a) Amounts represent the expected cash payments of our long-term debt and do not include $14 million for capital leases or $26 million for unamortized bond premiums or discounts.

(b) Operating leases represents the minimum rental commitments under noncancelable operating leases.

(c) The majority of the purchase obligations represent commitments for raw material and packaging to be utilized in the normal course of business and for consumer marketing spending commitments that support our brands. For purposes of this table, arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure, and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty and with short notice (usually 30 days). Any amounts reflected on the Consolidated Balance Sheets as accounts payable and accrued liabilities are excluded from the table above.

(d) The fair value of our interest rate and equity swaps with a payable position to the counterparty was $260 million as of May 31, 2009, based on fair market values as of that date. Future changes in market values will impact the amount of cash ultimately paid or received to settle those instruments in the future. Other long-term obligations mainly consist of liabilities for uncertain income tax positions, accrued compensation and benefits, including the underfunded status of certain of our defined benefit pension, other postretirement, and postemployment plans, and miscellaneous liabilities. We expect to pay $19 million of benefits from our unfunded postemployment benefit plans and $13 million of deferred compensation in fiscal 2010. We are unable to reliably estimate the amount of these payments beyond fiscal 2010. As of May 31, 2009, our total liability for uncertain tax positions and the associated accrued interest and penalties was $720 million as of the end of our fiscal year. We expect to pay approximately $157 million of tax liabilities and accrued interest in the next 12 months, including a portion of our potential liability for the matter resolved by the U.S. Court of Appeals discussed within this MD&A. While fiscal years 2007 and 2008 are currently under examination by the Internal Revenue Service (IRS), we are not able to reasonably estimate the timing of future cash flows beyond 12 months due to uncertainties in the timing of this and other tax audit outcomes.

SIGNIFICANT ACCOUNTING ESTIMATES

For a complete description of our significant accounting policies, see Note 2 to the Consolidated Financial Statements beginning on page 55 of this report. Our significant accounting estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations. These estimates include our accounting for promotional expenditures, valuation of long-lived assets, intangible assets, stock-based compensation, income taxes, and defined benefit pension, other postretirement and postemployment benefits.

Promotional Expenditures Our promotional activities are conducted through our customers and directly or indirectly with end consumers. These activities include: payments to customers to perform merchandising activities on our behalf, such as advertising or in-store displays; discounts to our list prices to lower retail shelf prices; payments to gain distribution of new products; coupons, contests, and other incentives; and media and advertising expenditures. The media and advertising expenditures are recognized as expense when the advertisement airs. The cost of payments to customers and other consumer activities are recognized as the related revenue is recorded, which generally precedes the actual cash expenditure. The recognition of these costs requires estimation of customer participation and performance levels. These estimates are made based on the forecasted customer sales, the timing and forecasted costs of promotional activities, and other factors. Differences between estimated expenses and actual costs are normally insignificant and are recognized as a change in management estimate in a subsequent period. Our accrued trade, coupon, and consumer marketing liabilities were $474 million as of May 31, 2009, and $446 million as of May 25, 2008. Because our total promotional expenditures (including amounts classified as a reduction of revenues) are significant, if our estimates are inaccurate we would have to make adjustments in subsequent periods that could have a material effect on our results of operations.

Valuation of Long-lived Assets Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate.

Intangible Assets Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, mainly intangible assets associated with the *Pillsbury, Totino's, Progresso, Green Giant, Old El Paso,* and *Häagen-Dazs* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, mainly brands, are also tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We performed our fiscal 2009 assessment of our brand intangibles as of December 1, 2008. Our estimate of the fair value of the brands was based on a discounted cash flow model using inputs which included: projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the brands; and a discount rate. As of our assessment date, there was no impairment of these intangibles, and the fair value of the *Pillsbury* brand was more than 10 percent greater than its carrying value, up from an excess of 3 percent as of the fiscal 2008 assessment.

As of May 31, 2009, we had $10.4 billion of goodwill and indefinite-lived intangible assets. While we currently believe that the fair value of each intangible exceeds its carrying value and that those intangibles so classified will contribute indefinitely to our cash flows, materially different assumptions regarding future performance of our businesses or a different weighted-average cost of capital could result in significant impairment losses and amortization expense.

Stock-based Compensation The valuation of stock options is a significant accounting estimate which requires us to use judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, and dividend yield.

We estimate our future stock price volatility using the historical volatility over the expected term of the option, excluding time periods of volatility we believe a marketplace participant would exclude in estimating our stock price volatility. For the fiscal 2009 grants, we have excluded historical volatility for fiscal 2002 and prior, primarily because volatility driven by our acquisition of The Pillsbury Company (Pillsbury) in fiscal 2002 does not reflect what we believe to be expected future volatility. We also have considered, but did not use, implied volatility in our estimate, because trading activity in options on our stock, especially those with tenors of greater than six months, is insufficient to provide a reliable measure of expected volatility. If all other assumptions are held constant, a one percentage point increase in our fiscal 2009 volatility assumption would increase the grant-date fair value of our fiscal 2009 option awards by 5 percent.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table below. An increase in the expected term by one year, leaving all other assumptions constant, would change the grant date fair value by less than 1 percent.

Our valuation model assumes that dividends and our share price increase in line with earnings, resulting in a constant dividend yield. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

The estimated weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year		
	2009	2008	2007
Estimated fair values of stock options granted	$ 9.41	$ 10.55	$ 10.74
Assumptions:			
Risk-free interest rate	4.4%	5.1%	5.3%
Expected term	8.5 years	8.5 years	8.0 years
Expected volatility	16.1%	15.6%	19.7%
Dividend yield	2.7%	2.7%	2.8%

To the extent that actual outcomes differ from our assumptions, we are not required to true up grant-date fair value-based expense to final intrinsic values. However, these differences can impact the classification of cash tax benefits realized upon exercise of stock options, as explained in the following two paragraphs. Furthermore, historical data has a significant bearing on our forward-looking assumptions. Significant variances between actual and predicted experience could lead to prospective revisions in our assumptions, which could then significantly impact the year-over-year comparability of stock-based compensation expense.

Any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a "windfall tax benefit") is presented in the Consolidated Statements of Cash Flows as a financing cash flow. The actual impact on future years' financing cash flow will depend, in part, on the volume of employee stock option exercises during a particular year and the relationship between the exercise-date market value of the underlying stock and the original grant-date fair value previously determined for financial reporting purposes.

Realized windfall tax benefits are credited to additional paid-in capital within the Consolidated Balance Sheet. Realized shortfall tax benefits (amounts which are less than that previously recognized in earnings) are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense, potentially resulting in volatility in our consolidated effective income tax rate. We calculated a cumulative amount of windfall tax benefits from post-1995 fiscal years for the purpose of accounting for future shortfall tax benefits and currently have sufficient cumulative windfall tax benefits to absorb projected arising shortfalls, such that we do not currently expect future earnings to be affected by this provision. However, as employee stock option exercise behavior is not within our control, it is possible that materially different reported results could occur if different assumptions or conditions were to prevail.

Income Taxes We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. Prior to fiscal 2008, our policy was to establish liabilities that reflected the probable outcome of known tax contingencies. The effects of final resolution, if any, were recognized as changes to the effective income tax rate in the period of resolution.

Annually we file more than 350 income tax returns in approximately 100 global taxing jurisdictions. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state) and Canada. We are no longer subject to United States federal examinations by the IRS for fiscal years before 2002.

The IRS has concluded its field examination of our 2006 and prior federal tax years, which resulted in payments of $18 million in fiscal 2009 and $56 million in fiscal 2008 to cover the additional U.S. income tax liability plus interest related to adjustments during these audit cycles. The IRS also proposed additional adjustments for the fiscal 2002 to 2006 audit cycles related to the amount of capital loss and depreciation and amortization we reported as a result of our sale of minority interests in our GMC subsidiary. The IRS has proposed adjustments that effectively eliminate most of the tax benefits associated with this transaction. We believe we have meritorious defenses and are vigorously defending our positions. We have appealed the results of the IRS field examinations to the IRS Appeals Division. Our potential liability for this matter is significant. We have determined that a portion of this matter should be included as a tax liability and is accordingly included in our total liabilities for uncertain tax positions as disclosed in Note 14 to our Consolidated Financial Statements beginning on page 80 of this report. The IRS initiated its audit of our fiscal 2007 and 2008 tax years during fiscal 2009.

In the third quarter of fiscal 2008, we recorded an income tax benefit of $31 million as a result of a favorable U.S. district court decision on an uncertain tax matter. In the third quarter of 2009, the U.S. Court of Appeals for the Eighth Circuit issued an opinion reversing the district court decision. As a result, we recorded $53 million (including interest) of income tax expense related to the reversal of cumulative income tax benefits from this uncertain tax matter recognized in fiscal years 1992 through 2008. We are currently evaluating our options for appeal. If the appellate court decision is not overturned, we would expect to make cash tax and interest payments of approximately $32 million in connection with this matter.

As of May 31, 2009, our total liability for uncertain tax positions and the associated accrued interest and penalties was $720 million as of the end of our fiscal year. We expect to pay approximately $157 million of tax liabilities and accrued interest in the next 12 months, including a portion of our potential liability for the matter resolved by the U.S. Court of Appeals discussed in the preceding paragraph. While fiscal years 2007 and 2008 are currently under examination by the IRS, we are not able to reasonably estimate the timing of future cash flows beyond 12 months due to uncertainties in the timing of this and other tax audit outcomes.

Various tax examinations by United States state taxing authorities could be conducted for any open tax year, which vary by jurisdiction, but are generally from three to five years. Currently, several state examinations are in progress. The Canada Revenue Agency is conducting an audit of our income tax returns in Canada for fiscal years 2003 (which is our earliest tax year still open for examination) through 2005. We do not anticipate that any United States state tax or Canadian tax adjustments will have a significant impact on our financial position or results of operations.

Defined Benefit Plans

Defined Benefit Pension Plans We have defined benefit pension plans covering most domestic, Canadian, and United Kingdom employees. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made $200 million of voluntary contributions to our principal domestic plans in fiscal 2009, and are not required to make similar contributions in fiscal 2010. Our principal domestic retirement plan covering salaried employees has a provision that any excess pension assets would vest if the plan is terminated within five years of a change in control.

Other Postretirement Benefit Plans We also sponsor plans that provide health care benefits to the majority of our domestic and Canadian retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis. We did not make voluntary contributions to these plans in fiscal 2009.

Postemployment Benefit Plans Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States, Canada, and Mexico, and members of our Board of Directors, including severance and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We recognize benefits provided during retirement or following employment over the plan participants' active working life. Accordingly, we make various assumptions to predict and measure costs and obligations many years prior to the settlement of our obligations. Assumptions that require significant management judgment and have a material impact on the measurement of our net periodic benefit expense or income and accumulated benefit obligations include the long-term rates of return on plan assets, the interest rates used to discount the obligations for our benefit plans, and the health care cost trend rates.

Expected Rate of Return on Plan Assets Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan, however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

The investment objective for our defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension and other postretirement portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the defined benefit pension and other postretirement benefit plans, the long-term investment policy allocations are: 30 percent to equities in the United States; 20 percent to international equities; 10 percent to private equities; 30 percent to fixed income; and 10 percent to real assets (real estate, energy, and timber). The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Our historical investment returns (compound annual growth rates) for our United States defined benefit pension and other postretirement plan assets were a 25 percent loss in the one year period ended May 31, 2009, and returns of 5 percent, 6 percent, 9 percent, and 9 percent for the five, 10, 15, and 20-year periods ended May 31, 2009.

Our principal defined benefit pension and other postretirement plans in the United States have an expected return on plan assets of 9.6 percent. During fiscal 2007, we lowered the expected rate of return on one of our other postretirement plans in the United States based on costs associated with insurance contracts owned by that plan. On a weighted-average basis, the expected rate of return for all defined benefit plans was 9.55 percent for fiscal 2009, 9.56 percent for fiscal 2008, and 9.57 percent for fiscal 2007.

Lowering the expected long-term rate of return on assets by 50 basis points would increase our net pension and postretirement expense by $22 million for fiscal 2010. A market-related valuation basis is used to reduce year-to-year expense volatility. The market-related valuation recognizes certain investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Our outside actuaries perform these calculations as part of our determination of annual expense or income.

Discount Rates Our discount rate assumptions are determined annually as of the last day of our fiscal year for all of our defined benefit pension, other postretirement, and postemployment benefit plan obligations. Those same discount rates also are used to determine defined benefit pension, other postretirement, and postemployment benefit plan income and expense for the following fiscal year. We work with our actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the top quartile of AA-rated corporate bond yields, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our weighted-average discount rates were as follows:

Weighted-average Discount Rates

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Obligation as of May 31, 2009, and fiscal 2010 expense	7.49%	7.45%	7.06%
Obligation as of May 25, 2008, and fiscal 2009 expense	6.88%	6.90%	6.64%
Fiscal 2008 expense	6.18%	6.15%	6.05%

Lowering the discount rates by 50 basis points would increase our net defined benefit pension, other postretirement, and postemployment benefit plan expense for fiscal 2010 by approximately $25 million. All obligation-related experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants.

Health Care Cost Trend Rates We review our health care trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 9.5 percent for retirees age 65 and over and 9.0 percent for retirees under age 65. These rates are graded down annually until the ultimate trend rate of 5.2 percent is reached in 2018 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

A one percentage point change in the health care cost trend rate would have the following effects:

In Millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of the service and interest cost components in fiscal 2010	$ 7.2	$ (6.3)
Effect on the other postretirement accumulated benefit obligation as of May 31, 2009	75.8	(66.9)

Any arising health care claims cost-related experience gain or loss is recognized in the calculation of expected future claims. Once recognized, experience gains and losses are amortized using a straight-line method over 15 years, resulting in at least the minimum amortization required being recorded.

Financial Statement Impact In fiscal 2009, we recorded net defined benefit pension, other postretirement, and postemployment benefit plan income of $4 million compared to $19 million of expense in fiscal 2008 and $36 million of expense in fiscal 2007. As of May 31, 2009, we had cumulative unrecognized actuarial net losses of $1.0 billion on our defined benefit pension plans and $130 million on our postretirement benefit plans, mainly as the result of declines in the values of plan assets. These unrecognized actuarial net losses will result in decreases in our future pension income and increases in postretirement expense since they currently exceed the corridors defined by GAAP.

We use the Retirement Plans (RP) 2000 Mortality Table projected forward to our plans' measurement dates for calculating the year-end defined benefit pension, other postretirement, and postemployment benefit obligations and annual expense.

Actual future net defined benefit pension, other postretirement, and postemployment benefit plan income or expense will depend on investment performance, changes in future discount rates, changes in health care trend rates, and various other factors related to the populations participating in these plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2008, the Financial Accounting Standards Board (FASB) issued Emerging Issues Task Force (EITF) No. 08-6, "Equity Method Accounting Considerations" (EITF 08-6). EITF 08-6 addresses the impact of the issuance of SFAS 141R and SFAS 160 on accounting for equity method investments. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, which for us is the first quarter of fiscal 2010. We do not expect EITF 08-6 to have a material impact on our results of operations or financial condition.

In June 2008, the FASB approved the issuance of EITF No. 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" (EITF 07-5). EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed and will be effective for us in the first quarter of fiscal 2010. We do not expect EITF 07-5 to have any impact on our results of operations or financial condition.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" (FSP EITF 03-6-1). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. Upon adoption, we are required to retrospectively adjust our EPS data (including any amounts related to interim periods, summaries of earnings, and selected financial data) to conform with the provisions of FSP

EITF 03-6-1. We expect the adoption of FSP EITF 03-6-1 to have an immaterial impact on our basic and diluted EPS.

In May 2008, the FASB issued FSP Financial Accounting Standard (FAS) Accounting Principles Board (APB) 14-1, "Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). FSP APB 14-1 requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash or other assets. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. Upon adoption, we are required to apply this accounting retrospectively. We expect the adoption of FSP APB 14-1 to have no impact on our financial statements for fiscal 2009 and 2008, and an immaterial impact on our financial statements for fiscal 2007.

In April 2008, the FASB finalized FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). This position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. This position is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. We do not expect FSP 142-3 to have any impact on our results of operations or financial condition.

In February 2008, the FASB amended SFAS 157 by FSP FAS 157-2, "Effective Date of FASB Statement No. 157" (FSP FAS 157-2). FSP FAS 157-2 defers the effective date of SFAS 157 for all nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis to fiscal years beginning after February 15, 2008. As disclosed in Note 6 to the Consolidated Financial Statements beginning on page 62 of this report, we adopted the required provisions of SFAS 157 effective in the first quarter of fiscal 2009. We expect to adopt the remaining provisions of SFAS 157 beginning in the first quarter of fiscal 2010. Although we believe the adoption may impact the way that we determine the fair value of goodwill, indefinite-lived intangible assets, and other long-lived assets, we do not expect it to have a material impact on our results of operations or financial condition.

In December 2007, the FASB approved the issuance of SFAS No. 141 (revised 2007), "Business Combinations" (SFAS 141R). SFAS 141R establishes principles and requirements for how the acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. SFAS 141R also changes the accounting for acquisition-related tax contingencies, requiring all such changes in these contingency liabilities to be recorded in earnings after the effective date. As discussed in Note 14 to the Consolidated Financial Statements beginning on page 80 of this report, we have significant liabilities for uncertain tax positions. Adjustments to the portion of these liabilities related to our acquisition of Pillsbury after the adoption of SFAS 141R could be material to net earnings.

In December 2007, the FASB approved the issuance of SFAS 160. SFAS 160 establishes accounting and reporting standards that require: the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS 160 is effective for us in the first quarter of fiscal 2010. At that time we expect to reclassify the minority interests in our GMC subsidiary to stockholders' equity in our Consolidated Balance Sheets. We also expect to reclassify retrospectively our distributions on those minority interests from interest expense to distributions to noncontrolling interests in our Consolidated Statements of Earnings. We have several other immaterial noncontrolling interests that will be reclassified in a similar manner.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations and assumptions. We also may make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to stockholders.

The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "plan," "project," or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those currently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results in future periods to differ materially from any current opinions or statements.

Our future results could be affected by a variety of factors, such as: competitive dynamics in the consumer foods industry and the markets for our products, including new product introductions, advertising activities, pricing actions, and promotional activities of our competitors; economic conditions, including changes in inflation rates, interest rates, tax rates, or the availability of capital; product development and innovation; consumer acceptance of new products and product improvements; consumer reaction to pricing actions and changes in promotion levels; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in laws and regulations, including labeling and advertising regulations; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets, or changes in the useful lives of other intangible assets; changes in accounting standards and the impact of significant accounting estimates; product quality and safety issues, including recalls and product liability; changes in consumer demand for our products; effectiveness of advertising, marketing, and promotional programs; changes in consumer behavior, trends, and preferences, including weight loss trends; consumer perception of health-related issues, including obesity; consolidation in the retail environment; changes in purchasing and inventory levels of significant customers; fluctuations in the cost and availability of supply chain resources, including raw materials, packaging, and energy; disruptions or inefficiencies in the supply chain; volatility in the market value of derivatives used to manage price risk for certain commodities; benefit plan expenses due to changes in plan asset values and discount rates used to determine plan liabilities; failure of our information technology systems; resolution of uncertain income tax matters; foreign economic conditions, including currency rate fluctuations; and political unrest in foreign markets and economic uncertainty due to terrorism or war.

You should also consider the risk factors that we identify in Item 1A of the 2009 Form 10-K, which could also affect our future results.

We undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk stemming from changes in interest rates, foreign exchange rates, commodity prices, and equity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place clear controls on these activities. The counterparties in these transactions are generally highly rated institutions. We establish credit limits for each counterparty. Our hedging transactions include but are not limited to a variety of derivative financial instruments.

INTEREST RATE RISK

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, LIBOR, and commercial paper rates in the United States and Europe. We use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed upon notional principal amount.

As of May 31, 2009, we had $4.1 billion of aggregate notional principal amount outstanding, with a net notional amount of $446 million that converts floating-rate notes to fixed rates. This includes notional amounts of offsetting swaps that neutralize our exposure to interest rates on other interest rate swaps.

FOREIGN EXCHANGE RISK

Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related to foreign-denominated commercial paper, third party purchases, intercompany loans, and product shipments. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, and Mexican peso. We mainly use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We also generally swap our foreign-dominated commercial paper borrowings back to U.S. dollars; the gains or losses on these derivatives offset the foreign currency revaluation gains or losses recorded in earnings on the associated borrowings. We generally do not hedge more than 12 months forward.

We also have many net investments in foreign subsidiaries that are denominated in euros. We previously hedged a portion of these net investments by issuing euro-denominated commercial paper and foreign exchange forward contracts. As of May 31, 2009, we had deferred net foreign currency transaction losses of $96 million in accumulated other comprehensive income (loss) associated with this hedging activity.

COMMODITY PRICE RISK

Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to manage price risk for our principal ingredient and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), nonfat dry milk, natural gas, and diesel fuel. Our primary objective when entering into these derivative contracts is to achieve certainty with regard to the future price of commodities purchased for use in our supply chain. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions and generally seek to acquire the inputs at as close to our planned cost as possible.

As of May 31, 2009, the net notional value of commodity derivatives was $191 million, of which $68 million relates to agricultural positions and $123 million relates to energy positions. These derivatives relate to inputs that generally will be utilized within the next 12 months.

EQUITY INSTRUMENTS

Equity price movements affect our compensation expense as certain investments owned by our employees related to our deferred compensation plan are revalued. We use equity swaps to manage this market risk.

VALUE AT RISK

The estimates in the table below are intended to measure the maximum potential fair value we could lose in one day from adverse changes in market interest rates, foreign exchange rates, commodity prices, and equity prices under normal market conditions. A Monte Carlo value-at-risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

The VAR calculation used historical interest rates, foreign exchange rates, and commodity and equity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetricsTM data set. The calculations are not intended to represent actual losses in fair value that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposure. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards; commodity swaps, futures and options; and equity instruments. The calculations do not include the underlying foreign exchange and commodities-related positions that are offset by these market-risk-sensitive instruments.

The table below presents the estimated maximum potential VAR arising from a one-day loss in fair value for our interest rate, foreign currency, commodity, and equity market-risk-sensitive instruments outstanding as of May 31, 2009, and May 25, 2008, and the average fair value impact during the year ended May 31, 2009.

	Fair Value Impact		
In Millions	May 31, 2009	Average during Fiscal 2009	May 25, 2008
Interest rate instruments	$44.4	$36.0	$18.9
Foreign currency instruments	5.8	5.1	5.0
Commodity instruments	10.4	8.2	6.3
Equity instruments	1.8	1.3	1.2

Reports of Management and Independent Registered Public Accounting Firm

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles that are generally accepted in the United States, using management's best estimates and judgments where appropriate. The financial information throughout the Annual Report on Form 10-K is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding use of our assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, and our independent auditors to review internal control, auditing, and financial reporting matters. The independent auditors, internal auditors, and employees have full and free access to the Audit Committee at any time.

The Audit Committee reviewed and approved the Company's annual financial statements. The Audit Committee recommended, and the Board of Directors approved, that the consolidated financial statements be included in the Annual Report. The Audit Committee also appointed KPMG LLP to serve as the Company's independent registered public accounting firm for fiscal 2010, subject to ratification by the stockholders at the annual meeting.

K. J. Powell
Chairman of the Board
and Chief Executive Officer

D. L. Mulligan
Executive Vice President
and Chief Financial Officer

July 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 31, 2009 and May 25, 2008, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended May 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. We also have audited General Mills, Inc.'s internal control over financial reporting as of May 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). General Mills, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 31, 2009 and May 25, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the accompanying financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, General Mills, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In fiscal 2008, as disclosed in Note 14 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" on May 28, 2007.

KPMG LLP

Minneapolis, Minnesota
July 13, 2009

Consolidated Statements of Earnings

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions, Except per Share Data	Fiscal Year 2009	2008	2007
Net sales	$14,691.3	$13,652.1	$12,441.5
Cost of sales	9,457.8	8,778.3	7,955.1
Selling, general, and administrative expenses	2,953.9	2,625.0	2,389.3
Divestitures (gain), net	(84.9)	—	—
Restructuring, impairment, and other exit costs	41.6	21.0	39.3
Operating profit	2,322.9	2,227.8	2,057.8
Interest, net	390.0	421.7	426.5
Earnings before income taxes and after-tax earnings from joint ventures	1,932.9	1,806.1	1,631.3
Income taxes	720.4	622.2	560.1
After-tax earnings from joint ventures	91.9	110.8	72.7
Net earnings	$ 1,304.4	$ 1,294.7	$ 1,143.9
Earnings per share - basic	$ 3.93	$ 3.86	$ 3.30
Earnings per share - diluted	$ 3.80	$ 3.71	$ 3.18
Dividends per share	$ 1.72	$ 1.57	$ 1.44

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions, Except Par Value	May 31, 2009	May 25, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 749.8	$ 661.0
Receivables	953.4	1,081.6
Inventories	1,346.8	1,366.8
Deferred income taxes	15.6	—
Prepaid expenses and other current assets	469.3	510.6
Total current assets	3,534.9	3,620.0
Land, buildings, and equipment	3,034.9	3,108.1
Goodwill	6,663.0	6,786.1
Other intangible assets	3,747.0	3,777.2
Other assets	895.0	1,750.2
Total assets	$17,874.8	$19,041.6
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 803.4	$ 937.3
Current portion of long-term debt	508.5	442.0
Notes payable	812.2	2,208.8
Deferred income taxes	—	28.4
Other current liabilities	1,481.9	1,239.8
Total current liabilities	3,606.0	4,856.3
Long-term debt	5,754.8	4,348.7
Deferred income taxes	1,165.3	1,454.6
Other liabilities	1,931.7	1,923.9
Total liabilities	12,457.8	12,583.5
Minority interests	242.3	242.3
Stockholders' equity:		
Common stock, 377.3 shares issued, $0.10 par value	37.7	37.7
Additional paid-in capital	1,249.9	1,149.1
Retained earnings	7,235.6	6,510.7
Common stock in treasury, at cost, shares of 49.3 and 39.8	(2,473.1)	(1,658.4)
Accumulated other comprehensive income (loss)	(875.4)	176.7
Total stockholders' equity	5,174.7	6,215.8
Total liabilities and equity	$17,874.8	$19,041.6

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions, Except per Share Data	$.10 Par Value Common Stock (One Billion Shares Authorized)								
	Issued			Treasury					
	Shares	Par Amount	Additional Paid-In Capital	Shares	Amount	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of May 28, 2006	502.3	$ 50.2	$ 5,736.6	(145.9)	$(5,163.0)	$5,106.6	$(83.5)	$ 125.4	$ 5,772.3
Comprehensive income:									
Net earnings						1,143.9			1,143.9
Other comprehensive income								195.3	195.3
Total comprehensive income									1,339.2
Change in accounting principle for stock compensation			(83.5)				83.5		—
Change in accounting principle for defined benefit pension, other postretirement, and postemployment benefit plans								(440.4)	(440.4)
Cash dividends declared ($1.44 per share)						(505.2)			(505.2)
Stock compensation plans (includes income tax benefits of $73.1)			164.6	9.2	339.4				504.0
Shares purchased				(25.3)	(1,385.1)				(1,385.1)
Unearned compensation related to restricted stock awards			(95.0)						(95.0)
Issuance of shares to settle conversion of zero coupon debentures, net of tax			(10.7)	0.3	10.7				—
Earned compensation and other			129.3						129.3
Balance as of May 27, 2007	502.3	50.2	5,841.3	(161.7)	(6,198.0)	5,745.3	—	(119.7)	5,319.1
Comprehensive income:									
Net earnings						1,294.7			1,294.7
Other comprehensive income								296.4	296.4
Total comprehensive income									1,591.1
Cash dividends declared ($1.57 per share)						(529.7)			(529.7)
Stock compensation plans (includes income tax benefits of $55.7)			121.0	6.5	261.6				382.6
Shares purchased				(23.9)	(1,384.6)				(1,384.6)
Retirement of treasury shares	(125.0)	(12.5)	(5,068.3)	125.0	5,080.8				—
Shares issued under forward purchase contract			168.2	14.3	581.8				750.0
Unearned compensation related to restricted stock awards			(104.1)						(104.1)
Adoption of FIN 48			57.8			8.4			66.2
Capital appreciation paid to holders of Series B-1 limited membership interests in General Mills Cereals, LLC (GMC)						(8.0)			(8.0)
Earned compensation			133.2						133.2
Balance as of May 25, 2008	377.3	37.7	1,149.1	(39.8)	(1,658.4)	6,510.7	—	176.7	6,215.8
Comprehensive income:									
Net earnings						1,304.4			1,304.4
Other comprehensive loss								(1,052.1)	(1,052.1)
Total comprehensive income									252.3
Cash dividends declared ($1.72 per share)						(579.5)			(579.5)
Stock compensation plans (includes income tax benefits of $94.0)			23.0	9.8	443.1				466.1
Shares purchased				(20.2)	(1,296.4)				(1,296.4)
Shares issued for acquisition			16.4	0.9	38.6				55.0
Unearned compensation related to restricted stock awards			(56.2)						(56.2)
Earned compensation			117.6						117.6
Balance as of May 31, 2009	377.3	$ 37.7	$ 1,249.9	(49.3)	$(2,473.1)	$7,235.6	$ —	$ (875.4)	$ 5,174.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions	Fiscal Year 2009	2008	2007
Cash Flows - Operating Activities			
Net earnings	$ 1,304.4	$ 1,294.7	$ 1,143.9
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	453.6	459.2	417.8
After-tax earnings from joint ventures	(91.9)	(110.8)	(72.7)
Stock-based compensation	117.7	133.2	127.1
Deferred income taxes	215.8	98.1	26.0
Tax benefit on exercised options	(89.1)	(55.7)	(73.1)
Distributions of earnings from joint ventures	68.5	108.7	45.2
Pension and other postretirement benefit plan contributions	(220.3)	(14.2)	(60.6)
Pension and other postretirement benefit plan (income) expense	(27.5)	5.5	5.6
Divestitures (gain), net	(84.9)	—	—
Gain on insurance settlement	(41.3)	—	—
Restructuring, impairment, and other exit costs (income)	31.3	(1.7)	39.1
Changes in current assets and liabilities	176.9	(126.7)	149.1
Other, net	15.0	(60.4)	3.8
Net cash provided by operating activities	1,828.2	1,729.9	1,751.2
Cash Flows - Investing Activities			
Purchases of land, buildings, and equipment	(562.6)	(522.0)	(460.2)
Acquisitions	—	0.6	(83.4)
Investments in affiliates, net	5.9	64.6	(100.5)
Proceeds from disposal of land, buildings, and equipment	4.1	25.9	13.8
Proceeds from divestitures of product lines	244.7	—	13.5
Proceeds from insurance settlement	41.3	—	—
Other, net	(22.3)	(11.5)	19.7
Net cash used by investing activities	(288.9)	(442.4)	(597.1)
Cash Flows - Financing Activities			
Change in notes payable	(1,390.5)	946.6	(280.4)
Issuance of long-term debt	1,850.0	1,450.0	2,650.0
Payment of long-term debt	(370.3)	(1,623.4)	(2,323.2)
Settlement of Lehman Brothers forward purchase contract	—	750.0	—
Repurchase of Series B-1 limited membership interests in GMC	—	(843.0)	—
Repurchase of General Mills Capital, Inc. preferred stock	—	(150.0)	—
Proceeds from sale of Class A limited membership interests in GMC	—	92.3	—
Proceeds from common stock issued on exercised options	305.2	191.4	317.4
Tax benefit on exercised options	89.1	55.7	73.1
Purchases of common stock for treasury	(1,296.4)	(1,432.4)	(1,320.7)
Dividends paid	(579.5)	(529.7)	(505.2)
Other, net	(12.1)	(0.5)	(9.1)
Net cash used by financing activities	(1,404.5)	(1,093.0)	(1,398.1)
Effect of exchange rate changes on cash and cash equivalents	(46.0)	49.4	13.7
Increase (decrease) in cash and cash equivalents	88.8	243.9	(230.3)
Cash and cash equivalents - beginning of year	661.0	417.1	647.4
Cash and cash equivalents - end of year	$ 749.8	$ 661.0	$ 417.1
Cash Flow from Changes in Current Assets and Liabilities:			
Receivables	$ 81.8	$ (94.1)	$ (24.2)
Inventories	(28.1)	(165.1)	(116.0)
Prepaid expenses and other current assets	30.2	(65.9)	(44.9)
Accounts payable	(116.4)	125.1	87.8
Other current liabilities	209.4	73.3	246.4
Changes in current assets and liabilities	$ 176.9	$ (126.7)	$ 149.1

See accompanying notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION AND RECLASSIFICATIONS

Basis of Presentation Our Consolidated Financial Statements include the accounts of General Mills, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the last Sunday in May. Fiscal year 2009 consisted of 53 weeks, and fiscal years 2008 and 2007 each consisted of 52 weeks.

Change in Reporting Period In fiscal 2009, as part of a long-term plan to conform the fiscal year ends of all our operations, we changed the reporting period of most countries in our Latin America region within our International segment from an April fiscal year end to a May fiscal year end to match our fiscal calendar. Accordingly, fiscal 2009 results include 13 months of results from these operations compared to 12 months in fiscal 2008 and fiscal 2007. The impact of this change was not material to our results of operations, thus we did not restate prior period financial statements for comparability. The financial results for our International segment are as of and for the 12 calendar months ended April 30, except for Canada, its export operations, substantially all of its Latin America operations, and its United States and Latin American headquarters.

In fiscal 2007, we changed the reporting period for our Häagen-Dazs joint venture in Japan to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 results include only 11 months of results from this joint venture compared to 12 months in fiscal 2009 and fiscal 2008. The impact of this change was not material to our results of operations, thus we did not restate prior period financial statements for comparability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories All inventories in the United States other than grain and certain organic products are valued at the lower of cost, using the last-in, first-out (LIFO) method, or market. Grain inventories and all related cash contracts and derivatives are valued at market with all net changes in value recorded in earnings currently.

Inventories outside of the United States are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Shipping costs associated with the distribution of finished product to our customers are recorded as cost of sales, and are recognized when the related finished product is shipped to and accepted by the customer.

Land, Buildings, Equipment, and Depreciation Land is recorded at historical cost. Buildings and equipment, including capitalized interest and internal engineering costs, are recorded at cost and depreciated over estimated useful lives, primarily using the straight-line method. Ordinary maintenance and repairs are charged to cost of sales. Buildings are usually depreciated over 40 to 50 years, and equipment, furniture, and software are usually depreciated over 3 to 15 years. Fully depreciated assets are retained in buildings and equipment until disposal. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized in earnings. As of May 31, 2009, assets held for sale were insignificant.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows and are largely independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using a discounted cash flow model or independent appraisals, as appropriate.

Goodwill and Other Intangible Assets Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, mainly intangible assets associated with the *Pillsbury, Totino's, Progresso, Green Giant, Old El Paso,* and *Häagen-Dazs* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, mainly brands, are also tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We performed our fiscal 2009 assessment of our brand intangibles as of December 1, 2008. Our estimate of the fair value of the brands was based on a discounted cash flow model using inputs which included: projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the brands; and a discount rate. As of our assessment date, there was no impairment of these intangibles, and the fair value of the *Pillsbury* brand was more than 10 percent greater than its carrying value, up from an excess of 3 percent as of the fiscal 2008 assessment.

Investments in Joint Ventures Our investments in companies over which we have the ability to exercise significant influence are stated at cost plus our share of undistributed earnings or losses. We receive royalty income from certain joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain joint venture operations that are structured as partnerships. In addition, we make advances to our joint ventures in the form of loans or capital investments. We also sell certain raw materials, semi-finished goods, and finished goods to the joint ventures, generally at market prices.

Variable Interest Entities As of May 31, 2009, we had invested in three variable interest entities (VIEs). We have an interest in a contract manufacturer at our former facility in Geneva, Illinois. We are the primary beneficiary (PB) and have consolidated this entity. This entity had property and equipment with a carrying value of $25.2 million and long-term debt of $26.5 million as of May 31, 2009. The liabilities recognized as a result of consolidating this entity do not represent additional claims on our general assets. We also have an interest in a contract manufacturer in Greece that is a VIE. Although we are the PB, we have not consolidated this entity because it is not practical to do so and it is not material to our results of operations, financial condition, or liquidity as of and for the year ended May 31, 2009. This entity had assets of $5.1 million and liabilities of $1.1 million as of May 31, 2009. We are not the PB of the remaining VIE. Our maximum exposure to loss from the three VIEs is limited to the $26.5 million of long-term debt of the contract manufacturer in Geneva, Illinois and our $2.0 million equity investment in the VIE of which we are not the PB. We have not provided financial or other support to these VIEs during the current period nor are there arrangements related to these VIEs that could require us to provide financial support in the future.

Revenue Recognition We recognize sales revenue when the shipment is accepted by our customer. Sales include shipping and handling charges billed to the customer and are reported net of consumer coupon redemption, trade promotion and other costs, including estimated allowances for returns, unsalable product, and prompt pay discounts. Sales, use, value-added, and other excise taxes are not recognized in revenue. Coupons are recorded when distributed, based on estimated redemption rates. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return. However, on a limited case-by-case basis with prior approval, we may allow customers to return product. In limited circumstances, product returned in saleable condition is resold to other customers or outlets. Receivables from customers generally do not bear interest. Terms and collection patterns vary around the world and by channel. The allowance for doubtful accounts represents our estimate of probable nonpayments and credit losses in our existing receivables, as determined based on a review of past due balances and other specific account data. Account balances are written off against the allowance when we deem the amount is uncollectible.

Environmental Environmental costs relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Liabilities for anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or our commitment to a plan of action.

Advertising Production Costs We expense the production costs of advertising the first time that the advertising takes place.

Research and Development All expenditures for research and development (R&D) are charged against earnings in the year incurred. R&D includes expenditures for new product and manufacturing process innovation, and the annual expenditures are comprised primarily of internal salaries, wages, consulting, and other supplies attributable to time spent on R&D activities. Other costs include depreciation and maintenance of research facilities, including assets at facilities that are engaged in pilot plant activities.

Foreign Currency Translation For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. Translation adjustments are reflected within accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period except for gains and losses on investments in subsidiaries for which settlement is not planned for the foreseeable future and foreign exchange gains and losses on instruments designated as net investment hedges. These gains and losses are recorded in accumulated other comprehensive income (loss).

Derivative Instruments All derivatives are recognized on the Consolidated Balance Sheets at fair value based on quoted market prices or our estimate of their fair value, and are recorded in either current or noncurrent assets or liabilities based on their maturity. Changes in the fair values of derivatives are recorded in net earnings or other comprehensive income, based on whether the instrument is designated as a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive income (loss) are reclassified to earnings in the period the hedged item affects earnings. If the underlying hedged transaction ceases to exist, any associated amounts reported in accumulated other comprehensive income (loss) are reclassified to earnings at that time. Any ineffectiveness is recognized in earnings in the current period.

We use derivatives to manage our exposure to changes in commodity prices. We do not perform the assessments required to achieve hedge accounting for commodity derivative positions entered into after the beginning of fiscal 2008. Accordingly, the changes in the values of these derivatives are recorded currently in cost of sales in our Consolidated Statements of Earnings.

Although we do not meet the criteria for cash flow hedge accounting, we nonetheless believe that these instruments are effective in achieving our objective of providing certainty in the future price of commodities purchased for use in our supply chain. Accordingly, for purposes of measuring segment operating performance these gains and losses are reported in unallocated corporate items outside of segment operating results until such time that the exposure we are managing affects earnings. At that time we reclassify the gain or loss from unallocated corporate items to segment operating profit, allowing our operating segments to realize the economic effects of the derivative without experiencing any resulting mark-to-market volatility, which remains in unallocated corporate items. We no longer have any open commodity derivatives previously accounted for as cash flow hedges.

Stock-based Compensation We generally recognize compensation expense for grants of restricted stock units using the value of a share of our stock on the date of grant. We estimate the value of stock option grants using the Black Scholes valuation model. Stock compensation is recognized straight line over the vesting period. All our stock compensation expense is recorded in SG&A in the Consolidated Statement of Earnings and in unallocated corporate items in our segment results.

Certain equity-based compensation plans contain provisions that accelerate vesting of awards upon retirement, disability, or death of eligible employees and directors. We consider a stock-based award to be vested when the employee's retention of the award is no longer contingent on providing subsequent service. Accordingly, the related compensation cost is recognized immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period.

We report the benefits of tax deductions in excess of recognized compensation cost as a financing cash flow, thereby reducing net operating cash flows and increasing net financing cash flows.

Defined Benefit Pension, Other Postretirement, and Postemployment Benefit Plans We sponsor several domestic and foreign defined benefit plans to provide pension, health care, and other welfare benefits to retired employees. Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States and Canada and members of our Board of Directors, including severance and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of stockholders' equity.

Use of Estimates Preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include our accounting for promotional expenditures, valuation of long-lived assets, intangible assets, stock-based compensation, income taxes, and defined benefit pension, post-retirement and post-employment benefits. Actual results could differ from our estimates.

Other New Accounting Standards In fiscal 2009, we adopted the measurement date provisions Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). The measurement date provisions of SFAS 158 requires the funded status of a plan to be measured as of the date of the year-end statement of financial position and requires additional disclosures in the notes to consolidated financial statements. SFAS 158 also requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans in their consolidated balance sheets and recognize as a component of other comprehensive income, net of income tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. The adoption of the measurement date provisions of SFAS 158 had an immaterial impact on our results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures about fair value measurements. SFAS 157 applies to instruments accounted for under previously issued pronouncements that prescribe fair value as the relevant measure of value. We adopted SFAS 157 at the beginning of fiscal 2009 for all instruments valued on a recurring basis, and our adoption had an immaterial impact on our financial statements. The FASB also deferred the effective date of SFAS 157 until the beginning of fiscal 2010 as it relates to fair value measurement requirements for nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis. This includes fair value calculated in impairment assessments of goodwill, indefinite-lived intangible assets, and other long-lived assets.

Also in fiscal 2009, we adopted Emerging Issues Task Force (EITF) No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires that tax benefits from dividends paid on unvested restricted shares be charged directly to stockholders' equity instead of benefiting income tax expense. The adoption of EITF 06-11 increased our fiscal 2009 annual effective income tax rate by 20 basis points.

In fiscal 2007, the FASB ratified the consensus of EITF No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). EITF 06-3 concluded that the presentation of taxes imposed on revenue-producing transactions (sales, use, value added, and excise taxes) on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy that should be disclosed. The adoption of EITF 06-3 did not have any impact on our results of operations or financial condition.

Also in fiscal 2007, we adopted SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 did not have any impact on our results of operations or financial condition.

In December 2007, the FASB approved the issuance of SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51" (SFAS 160). SFAS 160 establishes accounting and reporting standards that require: the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS 160 is effective for us in the first quarter of fiscal 2010. At that time we expect to reclassify the minority interests in our GMC subsidiary to stockholders' equity in our Consolidated Balance Sheets. We also expect to reclassify retrospectively our distributions on those minority interests from interest expense to distributions to noncontrolling interests in our Consolidated Statements of Earnings. We have several other immaterial noncontrolling interests that will be reclassified in a similar manner.

NOTE 3. ACQUISITIONS AND DIVESTITURES

During the fourth quarter of fiscal 2009, we sold our bread concentrates product line within our Bakeries and Foodservice segment, including a plant in Cedar Rapids, Iowa, for $8.3 million in cash. We recorded a pre-tax loss of $5.6 million on the transaction.

Also during the fourth quarter of fiscal 2009, we sold a portion of the assets of the frozen unbaked bread dough product line within our Bakeries and Foodservice segment, including plants in Bakersfield, California; Hazleton, Pennsylvania; Montreal, Canada; and Vinita, Oklahoma, for $43.9 million in cash, an $11.9 million note receivable, and contingent future payments based on the post-sale performance of the product line. Certain assets sold were shared with a frozen dinner roll product line within our U.S. Retail segment, and we exited this product line as a result of the asset sale. We recorded a pre-tax loss of $38.3 million. We will recognize additional cash proceeds in the future as the note is repaid and if the buyer is required to make any performance-based contingent payments.

During the second quarter of fiscal 2009, we sold our Pop•Secret microwave popcorn product line for $192.5 million in cash, and we recorded a pre-tax gain of $128.8 million. We received cash proceeds of $158.9 million after repayment of a lease obligation and transaction costs.

During the first quarter of fiscal 2009, we acquired Humm Foods, Inc. (Humm Foods), the maker of *Lärabar* fruit and nut energy bars. We issued 0.9 million shares of our common stock with a value of $55.0 million to the shareholders of Humm Foods as consideration for the acquisition. We recorded the purchase price less tangible and intangible net assets acquired as goodwill of $41.6 million. The pro forma effect of this acquisition was not material.

During fiscal 2008, the 8th Continent soymilk business was sold. Our 50 percent share of the after-tax gain on the sale was $2.2 million, of which we recognized $1.7 million in after-tax earnings from joint ventures in fiscal 2008. We will record an additional after-tax gain of up to $0.5 million in the first quarter of fiscal 2010 if certain conditions are satisfied. Also during fiscal 2008, we acquired a controlling interest in HD Distributors (Thailand) Company Limited. Prior to acquiring the controlling interest, we accounted for our investment as a joint venture. The purchase price, net of cash acquired, resulted in a $1.3 million cash inflow classified in acquisitions on the Consolidated Statements of Cash Flows.

During fiscal 2007, we acquired Saxby Bros. Limited, a chilled pastry company in the United Kingdom, for approximately $24.1 million. This business, which had sales of $23.8 million in calendar 2006, complements our existing frozen pastry business in the United Kingdom. In addition, we completed an acquisition in Greece for $2.8 million in fiscal 2007.

During fiscal 2007, our 50 percent joint venture Cereal Partners Worldwide (CPW) completed the acquisition of the Uncle Tobys cereal business in Australia for $385.6 million. We funded our 50 percent share of the purchase price by making additional advances to and equity contributions in CPW totaling $135.1 million (classified as investments in affiliates, net, on the Consolidated Statements of Cash Flows) and by acquiring a 50 percent undivided interest in certain intellectual property for $57.7 million (classified as acquisitions on the Consolidated Statements of Cash Flows). During fiscal 2008, we completed the allocation of our purchase price and reclassified $16.3 million from goodwill to other intangible assets on our Consolidated Balance Sheets.

NOTE 4. RESTRUCTURING, IMPAIRMENT, AND OTHER EXIT COSTS

We view our restructuring activities as a way to meet our long-term growth targets. Activities we undertake must meet internal rate of return and net present value targets. Each restructuring action normally takes one to two years to complete. At completion (or as each major stage is completed in the case of multi-year programs), the project begins to deliver cash savings and/or reduced depreciation. These activities result in various restructuring costs, including asset write offs, exit charges including severance, contract termination fees, and decommissioning and other costs. Depreciation associated with restructured assets as used in the context of our disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

In fiscal 2009, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

Expense, in Millions	
Closure of Contagem, Brazil bread and pasta plant	$16.8
Discontinuation of product line at Murfreesboro, Tennessee plant	8.3
Charges associated with restructuring actions previously announced	16.5
Total	$41.6

In fiscal 2009, due to declining financial results, we approved the restructuring of our International segment's business in Brazil. We discontinued the production and marketing of *Forno De Minas* cheese bread and *Frescarini* pasta brands in Brazil and closed our Contagem, Brazil manufacturing facility. These actions affected 556 employees in our Brazilian operations. Our other product lines in Brazil are not affected by the decision. As a result of this decision, we incurred a charge of $16.8 million in the fourth quarter of fiscal 2009, consisting primarily of $5.3 million of employee severance and a $10.2 million non-cash impairment charge to write down assets to their net realizable value, and $1.3 million of other costs associated with this restructuring action. Subsequent to the end of our Brazilian subsidiary's fiscal year end of April 30, 2009, we sold all of the production assets and the *Forno De Minas* brand for proceeds of $5.9 million. We utilized the values of the production assets established as part of the sale to determine the fiscal 2009 impairment charge. We expect this restructuring action to be completed in the second quarter of fiscal 2010.

Due to declining net sales and to improve manufacturing capacity for other product lines, we decided to exit our U.S. Retail segment's *Perfect Portions* refrigerated biscuits product line at our manufacturing facility in Murfreesboro, Tennessee. We recorded an $8.0 million noncash impairment charge against long lived assets used for this product line and $0.3 million of other costs associated with this restructuring action. Our other product lines at Murfreesboro are not affected by the decision, and no employees were affected by this action, which we expect will be completed in the second quarter of fiscal 2010.

In fiscal 2009, we also incurred $16.5 million of incremental plant closure expenses related to previously announced restructuring activities, including $10.3 million for the remainder of our lease obligation at our previously closed facility in Trenton, Ontario.

In fiscal 2008, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

Expense (Income), in Millions	
Closure of Poplar, Wisconsin plant	$ 2.7
Closure and sale of Allentown, Pennsylvania frozen waffle plant	9.4
Closure of leased Trenton, Ontario frozen dough plant	10.9
Restructuring of production scheduling and discontinuation of cake product line at Chanhassen, Minnesota plant	1.6
Gain on sale of previously closed Vallejo, California plant	(7.1)
Charges associated with restructuring actions previously announced	3.5
Total	$21.0

During fiscal 2008, we approved a plan to transfer *Old El Paso* production from our Poplar, Wisconsin facility to other plants and to close the Poplar facility. This action to improve capacity utilization and reduce costs affected 113 employees at the Poplar facility, and resulted in a charge of $2.7 million consisting entirely of employee severance. Due to declining financial results, we decided to exit our frozen waffle product line (retail and foodservice) and to close our frozen waffle plant in Allentown, Pennsylvania, affecting 111 employees. We recorded a $3.5 million charge for employee severance and a $5.9 million non-cash impairment charge against long-lived assets at the plant. We also completed an analysis of the viability of our Bakeries and Foodservice frozen dough facility in Trenton, Ontario, and closed the facility, affecting 470 employees. We recorded an $8.4 million charge for employee expenses and a $2.5 million charge for shutdown and decommissioning costs. We also restructured our production scheduling and discontinued our cake production line at our Chanhassen, Minnesota Bakeries and Foodservice plant. These actions affected 125 employees, and we recorded a $3.0 million charge for employee severance, partially offset by a $1.4 million gain from the sale of long-lived assets. All of the foregoing actions were completed in fiscal 2009. Finally, we recorded additional charges of $3.5 million primarily related to previously announced Bakeries and Foodservice segment restructuring actions, including employee severance for 38 employees, that were completed in fiscal 2008.

In addition, during fiscal 2008 we recorded a $17.7 million noncash charge related to depreciation associated with restructured assets at our plant in Trenton, Ontario and $0.8 million of inventory write offs at our plants in Chanhassen, Minnesota and Allentown, Pennsylvania. These charges are recorded in cost of sales in our Consolidated Statements of Earnings and in unallocated corporate items in our segment results.

During fiscal 2008, we received $16.2 million in proceeds from the sale of our Allentown, Pennsylvania plant and our previously closed Vallejo, California plant.

In fiscal 2007, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

Expense (Income), in Millions	
Noncash impairment charge for certain Bakeries and Foodservice product lines	$36.7
Gain from our previously closed plant in San Adrian, Spain	(7.3)
Loss from divestitures of our par-baked bread and frozen pie product lines	9.6
Charges associated with restructuring actions previously announced	0.3
Total	$39.3

As part of our long-range planning process, we determined that certain product lines in our Bakeries and Foodservice segment were underperforming. In May 2007, we concluded that the future cash flows generated by these product lines were insufficient to recover the net book value of the related long-lived assets. Accordingly, we recorded a noncash impairment charge of $36.7 million against these assets in the fourth quarter of fiscal 2007.

The roll forward of our restructuring and other exit cost reserves, included in other current liabilities, is as follows:

In Millions	Severance	Contract Termination	Other Exit Costs	Total
Reserve balance as of May 28, 2006	$ 8.1	$ –	$ 6.6	$ 14.7
2007 charges	–	–	(0.9)	(0.9)
Utilized in 2007	(4.7)	–	(4.8)	(9.5)
Reserve balance as of May 27, 2007	3.4	–	0.9	4.3
2008 charges	20.9	–	–	20.9
Utilized in 2008	(16.7)	–	(0.6)	(17.3)
Reserve balance as of May 25, 2008	7.6	–	0.3	7.9
2009 charges	5.5	10.3	–	15.8
Utilized in 2009	(4.7)	–	(0.2)	(4.9)
Reserve balance of May 31, 2009	$ 8.4	$10.3	$ 0.1	$ 18.8

The charges recognized in the roll forward of our reserves for restructuring and other exit costs do not include items charged directly to expense (e.g., asset impairment charges, the gain or loss on the sale of restructured assets, the write off of spare parts) and other periodic exit costs recognized as incurred, as those items are not reflected in our restructuring and other exit cost reserves on our Consolidated Balance Sheets.

NOTE 5. INVESTMENTS IN JOINT VENTURES

We have a 50 percent equity interest in CPW, which manufactures and markets ready-to-eat cereal products in more than 130 countries and republics outside the United States and Canada. CPW also markets cereal bars in several European countries and manufactures private label cereals for customers in the United Kingdom. We have guaranteed a portion of CPW's debt and its pension obligation in the United Kingdom. Results from our CPW joint venture are reported for the 12 months ended March 31.

We also have a 50 percent equity interest in Häagen-Dazs Japan, Inc. This joint venture manufactures, distributes, and markets *Häagen-Dazs* ice cream products and frozen novelties. In fiscal 2007, we changed the reporting period for this joint venture. Accordingly, fiscal 2007 includes only 11 months of results from this joint venture compared to 12 months in fiscal 2009 and fiscal 2008.

During fiscal 2008, the 8th Continent soy milk business was sold, and our 50 percent share of the after-tax gain on the sale was $2.2 million, of which $1.7 million was recorded in fiscal 2008. We will record an additional gain of up to $0.5 million in the first quarter of fiscal 2010 if certain conditions related to the sale are satisfied.

In fiscal 2006, CPW announced a restructuring of its manufacturing plants in the United Kingdom. Our after-tax share of CPW restructuring, impairment, and other exit costs was as follows:

	Fiscal Year		
Expense (Income), in Millions	2009	2008	2007
Gain on sale of property	$—	$(15.9)	$ —
Depreciation associated with restructured assets	—	4.5	8.2
Other charges resulting from restructuring actions	—	3.2	—
Total	$—	$ (8.2)	$8.2

During the first quarter of fiscal 2007, CPW acquired the Uncle Tobys cereal business in Australia for $385.6 million. We funded advances and an equity contribution to CPW from cash generated from our international operations, including our international joint ventures.

Joint venture balance sheet activity follows:

In Millions	May 31, 2009	May 25, 2008
Cumulative investments	$ 283.3	$ 278.6
Goodwill and other intangibles	593.9	660.2
Aggregate advances	114.8	124.4

Joint venture earnings and cash flow activity follows:

	Fiscal Year		
In Millions	2009	2008	2007
Sales to joint ventures	$14.2	$ 12.8	$ 31.8
Net advances (repayments)	(8.2)	(75.2)	103.4
Dividends received	68.5	108.7	45.2

Summary combined financial information for the joint ventures on a 100 percent basis follows:

	Fiscal Year		
In Millions	2009	2008	2007
Net sales	$2,433.5	$2,404.2	$2,016.3
Gross margin	953.4	1,008.4	835.4
Earnings before income taxes	234.7	231.7	167.3
Earnings after income taxes	175.3	190.4	132.0

In Millions	May 31, 2009	May 25, 2008
Current assets	$ 883.6	$1,021.5
Noncurrent assets	895.0	1,002.0
Current liabilities	1,442.8	1,592.6
Noncurrent liabilities	66.9	75.9

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The components of goodwill and other intangible assets are as follows:

In Millions	May 31, 2009	May 25, 2008
Goodwill	$ 6,663.0	$ 6,786.1
Other intangible assets:		
Intangible assets not subject to amortization:		
Brands	3,705.3	3,745.6
Intangible assets subject to amortization:		
Patents, trademarks, and other finite-lived intangibles	56.1	44.0
Less accumulated amortization	(14.4)	(12.4)
Intangible assets subject to amortization	41.7	31.6
Other intangible assets	3,747.0	3,777.2
Total	$10,410.0	$10,563.3

The changes in the carrying amount of goodwill for fiscal 2007, 2008, and 2009 are as follows:

In Millions	U.S. Retail	International	Bakeries and Foodservice	Joint Ventures	Total
Balance as of May 28, 2006	$4,960.0	$137.6	$1,201.1	$353.3	$6,652.0
Reclassification for customer shift	216.0	–	(216.0)	–	–
Acquisitions	–	23.4	–	15.0	38.4
Deferred tax adjustment resulting from tax audit settlement	13.1	0.2	3.6	1.1	18.0
Divestitures	–	–	(6.9)	–	(6.9)
Other activity, primarily foreign currency translation	13.8	(19.0)	–	139.1	133.9
Balance as of May 27, 2007	5,202.9	142.2	981.8	508.5	6,835.4
Finalization of purchase accounting	–	(0.3)	–	(16.3)	(16.6)
Adoption of FIN 48	(110.9)	(10.6)	(30.4)	–	(151.9)
Other activity, primarily foreign currency translation	15.0	15.1	4.3	84.8	119.2
Balance as of May 25, 2008	5,107.0	146.4	955.7	577.0	6,786.1
Acquisition of Humm Foods	41.6	–	–	–	41.6
Divestitures	(17.8)	(0.1)	(23.7)	–	(41.6)
Deferred tax adjustments related to divestitures	(46.5)	(4.5)	(12.8)	–	(63.8)
Deferred tax adjustment resulting from change in acquisition-related income tax liabilities	14.0	1.3	3.8	–	19.1
Other activity, primarily foreign currency translation	–	(19.8)	–	(58.6)	(78.4)
Balance as of May 31, 2009	$5,098.3	$123.3	$ 923.0	$518.4	$6,663.0

During fiscal 2007, as part of our annual goodwill and brand intangible impairment assessments, we reviewed our goodwill and other intangible asset allocations by country within the International segment and our joint ventures. The resulting reallocation of these balances across the countries within this segment and to our joint ventures caused changes in the foreign currency translation of the balances. As a result of these changes in foreign currency translation, we increased goodwill by $136.2 million, other intangible assets by $18.1 million, deferred income taxes by $9.2 million, and accumulated other comprehensive income (loss) by the net of these amounts.

At the beginning of fiscal 2007, we shifted selling responsibility for several customers from our Bakeries and Foodservice segment to our U.S. Retail segment. Goodwill of $216.0 million previously reported in our Bakeries and Foodservice segment as of May 28, 2006, has now been recorded in the U.S. Retail segment.

The changes in the carrying amount of other intangible assets for fiscal 2007, 2008, and 2009 are as follows:

In Millions	U.S. Retail	International	Joint Ventures	Total
Balance as of May 28, 2006	$3,175.5	$420.2	$11.4	$3,607.1
Other intangibles acquired	–	1.3	44.5	45.8
Other activity, primarily foreign currency translation	(0.3)	39.4	2.0	41.1
Balance as of May 27, 2007	3,175.2	460.9	57.9	3,694.0
Finalization of purchase accounting	–	15.6	16.3	31.9
Other activity, primarily foreign currency translation	–	42.3	9.0	51.3
Balance as of May 25, 2008	3,175.2	518.8	83.2	3,777.2
Acquisition of Humm Foods	19.4	–	–	19.4
Other activity, primarily foreign currency translation	14.3	(56.2)	(7.7)	(49.6)
Balance as of May 31, 2009	$3,208.9	$462.6	$75.5	$3,747.0

NOTE 7. FINANCIAL INSTRUMENTS, RISK MANAGEMENT ACTIVITIES, AND FAIR VALUES

Financial Instruments The carrying values of cash and cash equivalents, receivables, accounts payable, other current liabilities, and notes payable approximate fair value. Marketable securities are carried at fair value. As of May 31, 2009, and May 25, 2008, a comparison of cost and market values of our marketable debt and equity securities is as follows:

In Millions	Cost		Market Value		Gross Gains		Gross Losses	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
	2009	2008	2009	2008	2009	2008	2009	2008
Available for sale:								
Debt securities	$35.1	$20.5	$35.0	$20.7	$0.1	$0.2	$(0.2)	$—
Equity securities	6.1	6.1	13.8	14.0	7.7	7.9	—	—
Total	$41.2	$26.6	$48.8	$34.7	$7.8	$8.1	$(0.2)	$—

Earnings include insignificant realized gains from sales of available-for-sale marketable securities. Gains and losses are determined by specific identification. Classification of marketable securities as current or noncurrent is dependent upon management's intended holding period, the security's maturity date, or both. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in accumulated other comprehensive income (loss) within stockholders' equity. Scheduled maturities of our marketable securities are as follows:

In Millions	Available for Sale	
	Cost	Market Value
Under 1 year (current)	$27.8	$27.9
From 1 to 3 years	0.6	0.6
From 4 to 7 years	4.1	3.9
Over 7 years	2.6	2.6
Equity securities	6.1	13.8
Total	$41.2	$48.8

Marketable securities with a market value of $27.9 million as of May 31, 2009, were pledged as collateral for certain derivative contracts.

The fair values and carrying amounts of long-term debt, including the current portion, were $6,547.1 million and $6,263.3 million as of May 31, 2009, and $4,926.3 million and $4,790.7 million as of May 25, 2008. The fair value of long-term debt was estimated using discounted cash flows based on our current incremental borrowing rates for similar types of instruments.

Risk Management Activities As a part of our ongoing operations, we are exposed to market risks such as changes in interest rates, foreign currency exchange rates, and commodity prices. To manage these risks, we may enter into various derivative transactions (e.g., futures, options, and swaps) pursuant to our established policies.

Commodity Price Risk Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to manage price risk for our principal ingredient and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), non-fat dry milk, natural gas, and diesel fuel. Our primary objective when entering into these derivative contracts is to achieve certainty with regard to the future price of commodities purchased for use in our supply chain. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions and generally seek to acquire the inputs at as close to our planned cost as possible.

As discussed in Note 2, we do not perform the assessments required to achieve hedge accounting for commodity derivative positions entered into after the beginning of fiscal 2008. Pursuant to this policy, unallocated corporate items for fiscal 2009 and fiscal 2008 included:

In Millions	2009	2008
Net gain (loss) on mark-to-market valuation of commodity positions	$(249.6)	$115.3
Net loss (gain) on commodity positions reclassified from unallocated corporate items to segment operating profit	134.8	(55.7)
Net mark-to-market revaluation of certain grain inventories	(4.1)	(2.6)
Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items	$(118.9)	$ 57.0

As of May 31, 2009, the net notional value of commodity derivatives was $191.3 million, of which $67.9 million related to agricultural positions and $123.4 million related to energy positions. These contracts relate to inputs that generally will be utilized within the next 12 months.

Interest Rate Risk We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, LIBOR, and commercial paper rates in the United States and Europe. We use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed upon notional principal amount.

Floating Interest Rate Exposures - Except as discussed below, floating-to-fixed interest rate swaps are accounted for as cash flow hedges, as are all hedges of forecasted issuances of debt. Effectiveness is assessed based on either the perfectly effective hypothetical derivative method or changes in the present value of interest payments on the underlying debt. Amounts deferred to accumulated other comprehensive income (loss) are reclassified into earnings over the life of the associated debt. The amount of hedge ineffectiveness was less than $1 million in each of fiscal 2009, 2008, and 2007.

Fixed Interest Rate Exposures - Fixed-to-floating interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities. Effective gains and losses on these derivatives and the underlying hedged items are recorded as net interest. The amount of hedge ineffectiveness was less than $1 million in each of fiscal 2009, 2008, and 2007.

In anticipation of our acquisition of The Pillsbury Company (Pillsbury) and other financing needs, we entered into pay-fixed interest rate swap contracts during fiscal 2001 and 2002 totaling $7.1 billion to lock in our interest payments on the associated debt. As of May 31, 2009, we still owned $1.8 billion of Pillsbury-related pay-fixed swaps that were previously neutralized with offsetting pay-floating swaps in fiscal 2002.

In advance of a planned debt financing in fiscal 2007, we entered into $700.0 million pay-fixed, forward-starting interest rate swaps with an average fixed rate of 5.7 percent. All of these forward-starting interest rate swaps were cash settled for $22.5 million coincident with our $1.0 billion 10-year fixed-rate note offering on January 24, 2007. As of May 31, 2009, a $17.1 million pre-tax loss remained in accumulated other comprehensive income (loss), which will be reclassified to earnings over the term of the underlying debt.

The following table summarizes the notional amounts and weighted-average interest rates of our interest rate swaps. As discussed above, we have neutralized all of our Pillsbury-related pay-fixed swaps with pay-floating swaps; however, we cannot present them on a net basis in the following table because the offsetting occurred with different counterparties. Average floating rates are based on rates as of the end of the reporting period.

In Millions	May 31, 2009	May 25, 2008
Pay-floating swaps - notional amount	$1,859.3	$1,879.5
Average receive rate	5.7%	5.8%
Average pay rate	0.3%	2.5%
Pay-fixed swaps - notional amount	$2,250.0	$2,250.0
Average receive rate	0.5%	2.6%
Average pay rate	6.4%	6.4%

The swap contracts mature at various dates from 2010 to 2016 as follows:

	Fiscal Year Maturity Date	
In Millions	Pay Floating	Pay Fixed
2010	$ 18.9	$ 500.0
2011	17.6	—
2012	1,753.3	1,000.0
2013	14.6	750.0
2014	—	—
Beyond 2014	54.9	—
Total	$1,859.3	$2,250.0

Foreign Exchange Risk Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related to foreign-dominated commercial paper, third party purchases, intercompany loans, and product shipments. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, and Mexican peso. We mainly use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We also generally swap our foreign-dominated commercial paper borrowings back to U.S. dollars; the gains or losses on these derivatives offset the foreign currency revaluation gains or losses recorded in earnings on the associated borrowings. We generally do not hedge more than 12 months forward.

The amount of hedge ineffectiveness was less than $1 million in fiscal 2009, fiscal 2008, and fiscal 2007.

We also have many net investments in foreign subsidiaries that are denominated in euros. We previously hedged a portion of these net investments by issuing euro-denominated commercial paper and foreign exchange forward contracts. As of May 31, 2009, we had deferred net foreign currency transaction losses of

$95.7 million in accumulated other comprehensive income (loss) associated with this hedging activity.

Fair Value Measurements and Financial Statement Presentation
We categorize assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3: Unobservable inputs reflecting management's assumptions about the inputs used in pricing the asset or liability.

The fair values of our financial assets, liabilities, and derivative positions as of May 31, 2009, were as follows:

	Fair Values of Assets				Fair Values of Liabilities			
In Millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives designated as hedging instruments:								
Interest rate contracts[(a)(d)]	$ —	$ —	$—	$ —	$—	$ (5.1)	$—	$ (5.1)
Foreign exchange contracts[(b)(c)]	—	5.7	—	5.7	—	(25.8)	—	(25.8)
Total	—	5.7	—	5.7	—	(30.9)	—	(30.9)
Derivatives not designated as hedging instruments:								
Interest rate contracts[(a)(d)]	—	189.8	—	189.8	—	(253.6)	—	(253.6)
Equity contracts[(a)(e)]	—	—	—	—	—	(1.5)	—	(1.5)
Commodity contracts[(b)(g)]	9.9	13.2	—	23.1	—	(9.9)	—	(9.9)
Total	9.9	203.0	—	212.9	—	(265.0)	—	(265.0)
Other assets and liabilities reported at fair value:								
Marketable investments[(f)]	13.8	35.0	—	48.8	—	—	—	—
Grain contracts[(g)]	—	14.3	—	14.3	—	(12.8)	—	(12.8)
Total	13.8	49.3	—	63.1	—	(12.8)	—	(12.8)
Total financial assets, liabilities, and derivative positions	$23.7	$258.0	$—	$281.7	$—	$(308.7)	$—	$(308.7)

(a) These contracts are recorded as other assets or as other liabilities, as appropriate, based on whether in a gain or loss position.

(b) These contracts are recorded as prepaid expenses and other current assets or as other current liabilities, as appropriate, based on whether in a gain or loss position.

(c) Based on observable market transactions of spot currency rates and forward currency prices.

(d) Based on LIBOR and swap rates.

(e) Based on LIBOR, swap, and equity index swap rates.

(f) Based on prices of common stock and bond matrix pricing.

(g) Based on prices of futures exchanges and recently reported transactions in the marketplace.

We did not significantly change our valuation techniques from prior periods.

Information related to our cash flow hedges, net investment hedges, and other derivatives not designated as hedging instruments for the fiscal year ended May 31, 2009, follows:

In Millions	Interest Rate Contracts	Foreign Exchange Contracts	Equity Contracts	Commodity Contracts	Total
Derivatives in cash flow hedging relationships:					
Amount of gain (loss) recognized in OCI[(a)]	$(1.1)	$ 9.1	$ —	$ —	$ 8.0
Amount of gain (loss) reclassified from AOCI into earnings[(a)(b)]	15.8	(27.7)	—	—	(11.9)
Amount of gain (loss) recognized in earnings[(c)(d)]	(0.1)	0.3	—	—	0.2
Derivatives in net investment hedging relationships:					
Amount of gain (loss) recognized in OCI[(a)]	—	6.0	—	—	6.0
Derivatives not designated as hedging instruments:					
Amount of gain (loss) recognized in earnings[(e)]	3.3	(70.2)	0.2	(249.6)	(316.3)

(a) Effective portion.

(b) Gain (loss) reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A for foreign exchange contracts.

(c) All gain (loss) recognized in earnings is related to the ineffective portion of the hedging relationship. No amounts were reported as a result of being excluded from the assessment of hedge effectiveness.

(d) Gain (loss) recognized in earnings is reported in interest, net for interest rate swaps and in SG&A for foreign exchange contracts.

(e) Gain (loss) recognized in earnings is reported in interest, net for interest rate and foreign exchange contracts, in cost of sales for commodity contracts, and in SG&A for equity contracts.

Amounts Recorded in Accumulated Other Comprehensive Income (Loss) Unrealized losses from interest rate cash flow hedges recorded in accumulated other comprehensive income (loss) as of May 31, 2009, totaled $29.0 million after tax. These deferred losses are primarily related to interest rate swaps we entered into in contemplation of future borrowings and other financing requirements and are being reclassified into net interest over the lives of the hedged forecasted transactions. As of May 31, 2009, we had no amounts from commodity derivatives recorded in accumulated other comprehensive income (loss). Unrealized losses from foreign currency cash flow hedges recorded in accumulated other comprehensive income (loss) as of May 31, 2009, were $12.9 million after-tax. The net amount of pre-tax gains and losses in accumulated other comprehensive income (loss) as of May 31, 2009, that is expected to be reclassified into net earnings within the next 12 months is $33.8 million of expense.

Credit-risk-related Contingent Features Certain of our derivative instruments contain provisions that require us to maintain an investment grade credit rating on our debt from each of the major credit rating agencies. If our debt were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 31, 2009, was $35.8 million. We have posted collateral of $21.5 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on May 31, 2009, we would be required to post an additional $14.3 million of collateral to the counterparties.

Concentrations of Credit and Counterparty Credit Risk During fiscal 2009, Wal-Mart Stores, Inc. and its affiliates (Wal-Mart) accounted for 21 percent of our consolidated net sales and 29 percent of our net sales in the U.S. Retail segment. No other customer accounted for 10 percent or more of our consolidated net sales. Wal-Mart also represented 6 percent of our net sales in the International segment and 5 percent of our net sales in the Bakeries and Foodservice segment. As of May 31, 2009, Wal-Mart accounted for 25 percent of our U.S. Retail receivables, 5 percent of our International receivables, and 15 percent of our Bakeries and Foodservice receivables. The five largest customers in our U.S. Retail segment accounted for 54 percent of its fiscal 2009 net sales, the five largest customers in our International segment accounted for 28 percent of its fiscal 2009 net sales, and the five largest customers in our Bakeries and Foodservice segment accounted for 41 percent of its fiscal 2009 net sales.

We enter into interest rate, foreign exchange, and certain commodity and equity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of credit exposure to any one party. These transactions may expose us to potential losses due to the risk of nonperformance by these counterparties; however, we have not incurred a material loss and do not anticipate incurring any such material losses. We also enter into commodity futures transactions through various regulated exchanges.

The maximum amount of loss due to the credit risk of the counterparties, should the counterparties fail to perform according to the terms of the contracts, is $45.9 million against which we hold $24.8 million of collateral. Under the terms of master swap agreements, some of our transactions require collateral or other security to support financial instruments subject to threshold levels of exposure and counterparty credit risk. Collateral assets are either cash or U.S. Treasury instruments and are held in a trust account that we can access if a counterparty defaults.

NOTE 8. DEBT

Notes Payable The components of notes payable and their respective weighted-average interest rates at the end of the periods were as follows:

	May 31, 2009		May 25, 2008	
In Millions	Notes Payable	Weighted-Average Interest Rate	Notes Payable	Weighted-Average Interest Rate
U.S. commercial paper	$401.8	0.5%	$ 687.5	2.9%
Euro commercial paper	275.0	0.5	1,386.3	3.4
Financial institutions	135.4	12.9	135.0	9.6
Total notes payable	$812.2	2.6%	$2,208.8	3.6%

To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. Commercial paper is a continuing source of short-term financing. We issue commercial paper in the United States, Canada, and Europe. Our commercial paper borrowings are supported by $2.9 billion of fee-paid committed credit lines, consisting of a $1.8 billion facility expiring in October 2012 and a $1.1 billion facility expiring in October 2010. We also have $401.9 million in uncommitted credit lines, which support our foreign operations. As of May 31, 2009, there were no amounts outstanding on the fee-paid committed credit lines and $134.7 million was drawn on the uncommitted lines. The credit facilities contain several covenants with which we were in compliance as of May 31, 2009, including a requirement to maintain a fixed charge coverage ratio of at least 2.5.

Long-term Debt In January 2009, we sold $1.2 billion aggregate principal amount of our 5.65 percent notes due 2019. In August 2008, we sold $700.0 million aggregate principal amount of our 5.25 percent notes due 2013. The proceeds of these notes were used to repay a portion of our outstanding commercial paper. Interest on the notes is payable semi-annually in arrears. These notes may be redeemed at our option at any time for a specified make-whole amount. These notes are senior unsecured, unsubordinated obligations that include a change of control repurchase provision.

In March 2008, we sold $750.0 million aggregate principal amount of our 5.2 percent notes due 2015, and in August 2007, we sold $700.0 million aggregate principal amount of our 5.65 percent notes due 2012. The proceeds of the notes were used to repay outstanding commercial paper. Interest on the notes is payable semi-annually in arrears. The notes may be redeemed at our option at any time for a specified make-whole amount. These notes are senior unsecured, unsubordinated obligations that include a change of control repurchase provision.

In April 2007, we issued $1.15 billion of floating rate convertible senior notes. In April 2008, holders of $1.14 billion of those notes tendered them to us for repurchase. In April 2009, we repurchased all of the remaining $9.5 million of outstanding notes. We issued commercial paper to fund the repurchases.

Our credit facilities and certain of our long-term debt agreements contain restrictive covenants. As of May 31, 2009, we were in compliance with all of these covenants.

As of May 31, 2009, the $47.0 million pre-tax loss recorded in accumulated other comprehensive income (loss) associated with our previously designated interest rate swaps will be reclassified to net interest over the remaining lives of the hedged transactions. The amount expected to be reclassified from accumulated other comprehensive income (loss) to net interest in fiscal 2010 is $15.2 million pretax.

A summary of our long-term debt is as follows:

In Millions	May 31, 2009	May 25, 2008
6% notes due February 15, 2012	$1,240.3	$1,240.3
5.65% notes due February 15, 2019	1,150.0	—
5.7% notes due February 15, 2017	1,000.0	1,000.0
5.2% notes due March 17, 2015	750.0	750.0
5.25% notes due August 15, 2013	700.0	—
5.65% notes due September 10, 2012	700.0	700.0
Floating-rate notes due January 22, 2010	500.0	500.0
Debt of consolidated contract manufacturer	26.5	31.8
Medium-term notes, 4.8% to 9.1%, due 2009 or later[(a)]	204.4	327.3
Zero coupon notes, yield 11.1%[(b)]	—	150.6
Floating-rate convertible senior notes due April 11, 2037	—	9.5
Other, including capital leases	(7.9)	81.2
	6,263.3	4,790.7
Less amount due within one year	(508.5)	(442.0)
Total long-term debt	$5,754.8	$4,348.7

(a) Holders of $25.6 million of our medium-term notes put these to us for repurchase in fiscal 2009, and an additional $97.2 million matured in fiscal 2009.

(b) We redeemed these notes on August 15, 2008. The final payment on that date was $154.3 million.

Principal payments due on long-term debt in the next five years based on stated contractual maturities, our intent to redeem, or put rights of certain note holders are $508.5 million in fiscal 2010, $109.0 million in fiscal 2011, $1,253.5 million in fiscal 2012, $1,514.6 million in fiscal 2013, and $3.3 million in fiscal 2014.

NOTE 9. MINORITY INTERESTS

In April 2002, we contributed assets with an aggregate fair market value of $4.2 billion to our subsidiary GMC. The contributed assets consist primarily of manufacturing assets and intellectual property associated with the production and retail sale of Big G cereals, *Progresso* soups, and *Old El Paso* products in the United States. In exchange for the contribution of these assets, GMC issued its managing membership interest and its limited preferred membership interests to certain of our wholly owned subsidiaries. We continue to hold the entire managing membership interest, and therefore direct the operations of GMC. Other than the right to consent to certain actions, holders of the limited preferred membership interests do not participate in the management of GMC. We currently hold all interests in GMC other than the Class A Limited Membership Interests (Class A Interests).

In May 2002, we sold 150,000 Class A Interests to an unrelated third-party investor for $150.0 million. In June 2007, we sold an additional 88,851 Class A Interests to the same unrelated third-party investor for $92.3 million. As of May 31, 2009, the carrying value of all outstanding Class A Interests on our Consolidated Balance Sheets was $242.3 million.

In October 2004, we sold 835,000 Series B-1 Limited Membership Interests (Series B-1 Interests) in GMC to a different unrelated third-party investor for $835.0 million. In August 2007, General Mills Sales, Inc., our wholly owned subsidiary, purchased for a net amount of $843.0 million all of the outstanding Series B-1 Interests as part of a required remarketing of those interests. The purchase price reflected the Series B-1 Interests' original capital account balance of $835.0 million and $8.0 million of capital account appreciation attributable and paid to the third party holder of the Series B-1 Interests. The capital appreciation paid to the third party holder of the Series B-1 Interests was recorded as a reduction to retained earnings, a component of stockholders' equity, on the Consolidated Balance Sheets, and reduced net earnings available to common stockholders in our basic and diluted EPS calculations.

The holder of the Class A Interests receives quarterly preferred distributions from available net income based on the application of a floating preferred return rate, currently equal to the sum of three-month LIBOR plus 65 basis points, to the holder's capital account balance established in the most recent mark-to-market valuation (currently $248.1 million). The Fifth Amended and Restated Limited Liability Company Agreement of GMC requires that the preferred return rate of the Class A Interests be adjusted every five years through a negotiated agreement between the Class A Interest holder and GMC, or through a remarketing auction. The next remarketing is scheduled to occur in June 2012 and thereafter in five-year intervals. Upon a failed remarketing, the preferred return rate over three-month LIBOR will be increased by 75 basis points until the next remarketing, which will occur in 3 month intervals until a successful remarketing occurs or the managing member purchases the Class A Interests. The managing member may at any time elect to purchase all of the Class A Interests for an amount equal to the holder's capital account balance (as adjusted in a mark-to-market valuation), plus any accrued but unpaid preferred returns and the prescribed make-whole amount.

Holders of the Class A Interests may initiate a liquidation of GMC under certain circumstances, including, without limitation, the bankruptcy of GMC or its subsidiaries, GMC's failure to deliver the preferred distributions on the Class A Interests, GMC's failure to comply with portfolio requirements, breaches of certain covenants, lowering of our senior debt rating below either Baa3 by Moody's or BBB- by S&P, and a failed attempt to remarket the Class A Interests as a result of GMC's failure to assist in such remarketing. In the event of a liquidation of GMC, each member of GMC will receive the amount of its then current capital account balance. The managing member may avoid liquidation by exercising its option to purchase the Class A Interests.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC are included in our Consolidated Financial Statements. The return to the third party investor is reflected in net interest in the Consolidated Statements of Earnings. The third party investor's interests in GMC are classified as minority interests on our Consolidated Balance Sheets.

As discussed above, we may exercise our option to purchase the Class A Interests for consideration equal to the then current capital account value, plus any unpaid preferred return and the prescribed make-whole amount. If we purchase these interests, any change in the unrelated third party investor's capital account from its original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate EPS in that period.

Our minority interests contain restrictive covenants. As of May 31, 2009, we were in compliance with all of these covenants.

General Mills Capital, Inc. was formed in July 2002 for the purpose of purchasing and collecting our receivables and previously sold $150.0 million of its Series A preferred stock to an unrelated third-party investor. In June 2007, we redeemed all of the Series A preferred stock. We used commercial paper borrowings and proceeds from the sale of the additional Class A Interests in GMC to fund the redemption. There was no gain or loss associated with this transaction.

NOTE 10. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

On December 10, 2007, our Board of Directors approved the retirement of 125.0 shares of common stock in treasury. This action reduced common stock by $12.5 million, reduced additional paid-in capital by $5,068.3 million, and reduced common stock in treasury by $5,080.8 million on our Consolidated Balance Sheets.

During fiscal 2009, we repurchased 20.2 million shares of our common stock for an aggregate purchase price of $1,296.4 million. During fiscal 2008, we repurchased 23.9 million shares of our common stock for an aggregate purchase price of $1384.6 million. During fiscal 2007, we repurchased 25.3 million shares of our common stock for an aggregate purchase price of $1385.1 million, of which $64.5 million settled after the end of our fiscal year. In fiscal 2007, our Board of Directors authorized the repurchase of up to 75 million shares of our common stock. Purchases under the authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no specified termination date.

In October 2004, Lehman Brothers Holdings Inc. (Lehman Brothers) issued $750.0 million of notes, which were mandatorily exchangeable for shares of our common stock. In connection with the issuance of those notes, an affiliate of Lehman Brothers entered into a forward purchase contract with us, under which we were obligated to deliver to such affiliate between 14.0 million and 17.0 million shares of our common stock, subject to adjustment under certain circumstances. We delivered 14.3 million shares in October 2007, in exchange for $750.0 million in cash from Lehman Brothers. We used the cash to reduce outstanding commercial paper balances.

The following table provides details of other comprehensive income (loss):

In Millions	Pretax	Tax	Net
Fiscal 2007:			
Foreign currency translation	$ 193.8	$ —	$ 193.8
Minimum pension liability	(33.5)	12.7	(20.8)
Other fair value changes:			
Securities	2.0	(0.7)	1.3
Hedge derivatives	11.4	(4.9)	6.5
Reclassification to earnings:			
Hedge derivatives	22.8	(8.3)	14.5
Other comprehensive income	$ 196.5	$ (1.2)	$ 195.3
Fiscal 2008:			
Foreign currency translation	$ 246.3	$ —	$ 246.3
Minimum pension liability	61.4	(22.0)	39.4
Other fair value changes:			
Securities	1.5	(0.6)	0.9
Hedge derivatives	59.6	(21.3)	38.3
Reclassification to earnings:			
Hedge derivatives	(64.5)	23.5	(41.0)
Amortization of losses and prior service costs	20.6	(8.1)	12.5
Other comprehensive income	$ 324.9	$ (28.5)	$ 296.4
Fiscal 2009:			
Foreign currency translation	$ (287.8)	$ —	$ (287.8)
Net actuarial loss arising during period	(1,254.0)	477.8	(776.2)
Other fair value changes:			
Securities	(0.6)	0.2	(0.4)
Hedge derivatives	8.0	(3.4)	4.6
Reclassification to earnings:			
Hedge derivatives	(11.9)	4.6	(7.3)
Amortization of losses and prior service costs	24.2	(9.2)	15.0
Other comprehensive loss	$(1,522.1)	$470.0	$(1,052.1)

During fiscal 2009, we incurred unrecognized losses in excess of $1.1 billion on assets, primarily equity securities, in our defined benefit pension and other postretirement benefit plans. These losses are currently recognized in other comprehensive income. In future years, the losses will be reflected in pension expense using the market-related value of the plan assets over a five-year period, and amortized using a declining balance method over the average remaining service period of active plan participants.

In fiscal 2009, 2008 and 2007, except for reclassifications to earnings, changes in other comprehensive income (loss) were primarily noncash items.

Accumulated other comprehensive income (loss) balances, net of tax effects, were as follows:

In Millions	May 31, 2009	May 25, 2008
Foreign currency translation adjustments	$ 360.6	$ 648.4
Unrealized gain (loss) from:		
Securities	4.4	4.8
Hedge derivatives	(41.9)	(39.2)
Pension, other postretirement, and postemployment benefits:		
Net actuarial loss	(1,168.2)	(400.4)
Prior service costs	(30.3)	(36.9)
Accumulated other comprehensive income (loss)	$ (875.4)	$ 176.7

NOTE 11. STOCK PLANS

We use broad-based stock plans to help ensure that management's interests are aligned with those of our stockholders. As of May 31, 2009, a total of 5,963,996 shares were available for grant in the form of stock options, restricted shares, restricted stock units, and shares of common stock under the 2007 Stock Compensation Plan (2007 Plan) and the 2006 Compensation Plan for Non-Employee Directors (2006 Director Plan). On September 24, 2007, our stockholders approved the 2007 Plan, replacing the 2005 Stock Compensation Plan (2005 Plan). Restricted shares and restricted stock units may also be granted under our Executive Incentive Plan (EIP) through September 25, 2010. The 2007 Plan and EIP also provide for the issuance of cash-settled share-based payments. Stock-based awards now outstanding include some granted under the 1993, 1995, 1996, 1998 (senior management), 1998 (employee), 2001, 2003, and 2005 stock plans, under which no further awards may be granted. The stock plans provide for full vesting of options, restricted shares, restricted stock units, and cash-settled share-based payments upon completion of specified service periods or in certain circumstances, following a change of control.

Stock Options The estimated weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year		
	2009	2008	2007
Estimated fair values of stock options granted	$ 9.41	$ 10.55	$ 10.74
Assumptions:			
Risk-free interest rate	4.4%	5.1%	5.3%
Expected term	8.5 years	8.5 years	8.0 years
Expected volatility	16.1%	15.6%	19.7%
Dividend yield	2.7%	2.7%	2.8%

The valuation of stock options is a significant accounting estimate which requires us to use judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, and dividend yield.

We estimate our future stock price volatility using the historical volatility over the expected term of the option, excluding time periods of volatility we believe a marketplace participant would exclude in estimating our stock price volatility. For the fiscal 2009 grants, we have excluded historical volatility for fiscal 2002 and prior, primarily because volatility driven by our acquisition of Pillsbury in fiscal 2002 does not reflect what we believe to be expected future volatility. We also have considered, but did not use, implied volatility in our estimate, because trading activity in options on our stock, especially those with tenors of greater than six months, is insufficient to provide a reliable measure of expected volatility.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. Our valuation model assumes that dividends and our share price increase in line with earnings, resulting in a constant dividend yield. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a "windfall tax benefit") is presented in the Consolidated Statements of Cash Flows as a financing (rather than an operating) cash flow.

Realized windfall tax benefits are credited to additional paid-in capital within the Consolidated Balance Sheets. Realized shortfall tax benefits (amounts which are less than that previously recognized in earnings) are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense, potentially resulting in volatility in our consolidated effective income tax rate. We calculated a cumulative memo balance of windfall tax benefits from post-1995 fiscal years for the purpose of accounting for future shortfall tax benefits.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest four years after the date of grant. Options generally expire within 10 years and one month after the date of grant.

Information on stock option activity follows:

	Options Exercisable (Thousands)	Weighted-Average Exercise Price per Share	Options Outstanding (Thousands)	Weighted-Average Exercise Price per Share
Balance as of May 28, 2006	42,071.9	$39.93	58,203.1	$41.45
Granted			5,284.9	51.34
Exercised			(9,382.2)	37.41
Forfeited or expired			(332.6)	46.11
Balance as of May 27, 2007	39,505.9	41.16	53,773.2	43.09
Granted			5,499.4	58.76
Exercised			(6,135.1)	37.50
Forfeited or expired			(116.3)	50.42
Balance as of May 25, 2008	38,194.6	42.46	53,021.2	45.35
Granted			3,247.7	63.49
Exercised			(8,774.2)	39.21
Forfeited or expired			(191.2)	55.00
Balance as of May 31, 2009	33,809.6	$43.93	47,303.5	$47.69

Stock-based compensation expense related to stock option awards was $40.0 million in fiscal 2009, $52.8 million in fiscal 2008, and $54.0 million in fiscal 2007.

Net cash proceeds from the exercise of stock options less shares used for withholding taxes and the intrinsic value of options exercised were as follows:

	Fiscal Year		
In Millions	2009	2008	2007
Net cash proceeds	$305.9	$192.0	$307.0
Intrinsic value of options exercised	226.7	134.4	177.3

Restricted Stock, Restricted Stock Units, and Cash-settled Share-Based Payments Stock and units settled in stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 2007 Plan. Restricted shares and restricted stock units, up to 50 percent of the value of an individual's cash incentive award, may also be granted through the EIP. Certain restricted stock and restricted stock unit awards require the employee to deposit personally owned shares (on a one-for-one basis) with us during the restricted period. Restricted stock and restricted stock units generally vest and become unrestricted four years after the date of grant. Participants are entitled to cash dividends on such awarded shares and units, but the sale or transfer of these shares and units is restricted during the vesting period. Participants holding restricted stock, but not restricted stock units, are entitled to vote on matters submitted to holders of common stock for a vote.

Information on restricted stock unit and cash-settled share-based payment activity follows:

	Equity Classified		Liability Classified			
	Share-Settled Units (Thousands)	Weighted-Average Grant-Date Fair Value	Share-Settled Units (Thousands)	Weighted-Average Grant-Date Fair Value	Cash-Settled Share-Based Payment Units (Thousands)	Weighted-Average Grant-Date Fair Value
Nonvested as of May 25, 2008	4,996.2	$52.81	154.5	$52.86	—	$ —
Granted	1,150.8	63.41	65.9	63.35	957.3	63.40
Vested	(1,527.4)	48.96	(47.0)	48.31	(44.7)	63.40
Forfeited or expired	(228.6)	57.18	(14.6)	59.31	(37.7)	63.40
Nonvested as of May 31, 2009	4,391.0	$56.70	158.8	$57.97	874.9	$63.40

	Fiscal Year		
	2009	2008	2007
Number of units granted (thousands)	2,174.0	1,952.2	1,771.2
Weighted average price per unit	$ 63.40	$ 58.62	$ 51.71

The total grant-date fair value of restricted stock unit and cash-settled share-based payment awards that vested during fiscal 2009 was $79.9 million. The total grant-date fair value of restricted stock unit and cash-settled share-based payment awards that vested during fiscal 2008 was $65.6 million.

As of May 31, 2009, unrecognized compensation costs related to nonvested stock options, restricted stock units, and cash-settled share-based payment was $186.9 million. This cost will be recognized as a reduction of earnings over 25 months, on average.

Stock-based compensation expense related to restricted stock unit and cash-settled share-based payment awards was $101.4 million for fiscal 2009, $80.4 million for fiscal 2008, and $73.1 million for fiscal 2007.

NOTE 12. EARNINGS PER SHARE

Basic and diluted EPS were calculated using the following:

In Millions, Except Per Share Data	Fiscal Year 2009	2008	2007
Net earnings - as reported	$1,304.4	$1,294.7	$1,143.9
Capital appreciation paid on Series B-1 interests in GMC[a]	—	(8.0)	—
Net earnings for basic and diluted EPS calculations	$1,304.4	$1,286.7	$1,143.9
Average number of common shares - basic EPS	331.9	333.0	346.5
Incremental share effect from:			
Stock options[b]	8.9	10.6	10.7
Restricted stock units and other[b]	2.7	2.8	2.0
Forward purchase contract[c]	—	0.5	1.0
Average number of common shares - diluted EPS	343.5	346.9	360.2
Earnings per share - basic	$ 3.93	$ 3.86	$ 3.30
Earnings per share - diluted	$ 3.80	$ 3.71	$ 3.18

(a) See Note 9.

(b) Incremental shares from stock options and restricted stock units are computed by the treasury stock method. Stock options and restricted stock units excluded from our computation of diluted EPS because they were not dilutive were as follows:

In Millions	Fiscal Year 2009	2008	2007
Anti-dilutive stock options and restricted stock units	7.1	4.7	6.0

(c) On October 15, 2007, we settled a forward purchase contract with Lehman Brothers by issuing 14.3 million shares of common stock.

NOTE 13. RETIREMENT AND POSTEMPLOYMENT BENEFITS

Defined Benefit Pension Plans We have defined benefit pension plans covering most domestic, Canadian, and United Kingdom employees. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made $200.0 million of voluntary contributions to our principal domestic plans in fiscal 2009, and are not required to make similar contributions in fiscal 2010. Our principal domestic retirement plan covering salaried employees has a provision that any excess pension assets would vest if the plan is terminated within five years of a change in control.

Other Postretirement Benefit Plans We also sponsor plans that provide health care benefits to the majority of our domestic and Canadian retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis. We did not make voluntary contributions to these plans in fiscal 2009.

Health Care Cost Trend Rates Assumed health care costs trend rates are as follows:

	Fiscal Year 2009	2008
Health care cost trend rate for next year	9.0% and 9.5%	9.25% and 10.25%
Rate to which the cost trend rate is assumed to decline (ultimate rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate	2018	2016

We review our health care trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 9.5 percent for retirees age 65 and over and 9.0 percent for retirees under age 65. These rates are graded down annually until the ultimate trend rate of 5.2 percent is reached in 2018 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

A one percentage point change in the health care cost trend rate would have the following effects:

In Millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of the service and interest cost components in fiscal 2010	$ 7.2	$ (6.3)
Effect on the other postretirement accumulated benefit obligation as of May 31, 2009	75.8	(66.9)

Postemployment Benefit Plans Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States, Canada, and Mexico, and members of our Board of Directors, including severance and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We use our fiscal year end as the measurement date for all our defined benefit pension and other postretirement benefit plans.

Summarized financial information about defined benefit pension, other postretirement, and postemployment benefits plans is presented below:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	Fiscal Year		Fiscal Year		Fiscal Year	
In Millions	2009	2008	2009	2008	2009	2008
Change in Plan Assets:						
Fair value at beginning of year	$ 4,128.7	$4,097.8	$ 349.6	$ 391.0		
Actual return on assets	(1,009.1)	181.1	(94.4)	1.9		
Employer contributions	220.2	14.2	0.1	—		
Plan participant contributions	3.1	3.6	11.0	10.4		
Benefits payments	(177.4)	(168.0)	(30.7)	(53.7)		
Foreign currency	(7.7)	—	—	—		
Fair value at end of year	$ 3,157.8	$4,128.7	$ 235.6	$ 349.6		
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	$ 3,224.1	$3,257.5	$ 911.3	$ 980.9	$ 104.6	$ 95.7
Service cost	76.5	80.1	14.2	16.4	6.5	5.4
Interest cost	215.4	196.7	61.2	58.8	4.9	3.7
Plan amendment	0.3	1.9	(1.3)	—	2.3	—
Curtailment/other	—	(0.6)	—	(0.3)	8.4	2.3
Plan participant contributions	3.1	3.6	11.0	10.4	—	—
Medicare Part D reimbursements	—	—	4.7	4.6	—	—
Actuarial loss (gain)	(166.8)	(147.1)	(92.0)	(100.8)	1.6	11.6
Benefits payments	(177.4)	(168.0)	(57.8)	(58.7)	(15.6)	(14.1)
Foreign currency	(7.9)	—	0.7	—	(0.2)	—
Projected benefit obligation at end of year	$ 3,167.3	$3,224.1	$ 852.0	$ 911.3	$ 112.5	$ 104.6
Plan assets in excess of (less than) benefit obligation as of fiscal year end	$ (9.5)	$ 904.6	$(616.4)	$(561.7)	$(112.5)	$(104.6)

The accumulated benefit obligation for all defined benefit plans was $2,885.3 million as of May 31, 2009, and $2,914.8 million as of May 25, 2008.

Amounts recognized in accumulated other comprehensive income (loss) as of May 31, 2009, are as follows:

In Millions	Defined Benefit Pension Plans Fiscal Year		Other Postretirement Benefit Plans Fiscal Year		Postemployment Benefit Plans Fiscal Year		Total Fiscal Year	
	2009	2008	2009	2008	2009	2008	2009	2008
Net actuarial loss	$(1,028.2)	$(276.8)	$(130.3)	$(115.6)	$ (9.7)	$ (8.0)	$(1,168.2)	$(400.4)
Prior service (costs) credits	(29.6)	(34.7)	6.8	6.9	(7.5)	(9.1)	(30.3)	(36.9)
Amounts recorded in accumulated other comprehensive loss	$(1,057.8)	$(311.5)	$(123.5)	$(108.7)	$(17.2)	$(17.1)	$(1,198.5)	$(437.3)

Plans with accumulated benefit obligations in excess of plan assets are as follows:

In Millions	Defined Benefit Pension Plans Fiscal Year		Other Postretirement Benefit Plans Fiscal Year		Postemployment Benefit Plans Fiscal Year	
	2009	2008	2009	2008	2009	2008
Projected benefit obligation	$225.2	$219.2	$ —	$ —	$ —	$ —
Accumulated benefit obligation	194.4	185.0	852.0	911.3	112.5	104.6
Plan assets at fair value	15.9	18.9	235.6	349.6	—	—

Components of net periodic benefit (income) costs are as follows:

In Millions	Defined Benefit Pension Plans Fiscal Year			Other Postretirement Benefit Plans Fiscal Year			Postemployment Benefit Plans Fiscal Year		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Service cost	$ 76.5	$ 80.1	$ 73.1	$ 14.2	$ 16.4	$ 16.3	$ 6.5	$ 5.4	$ 4.8
Interest cost	215.4	196.7	185.6	61.2	58.8	58.3	4.9	3.7	3.9
Expected return on plan assets	(385.8)	(360.6)	(335.2)	(30.0)	(30.3)	(27.2)	—	—	—
Amortization of losses (gains)	7.8	22.7	12.5	7.2	15.3	15.6	1.0	(0.2)	(0.2)
Amortization of prior service costs (credits)	7.4	7.5	7.8	(1.4)	(1.4)	(1.6)	2.2	2.2	2.2
Other adjustments	—	—	0.2	—	—	—	8.4	2.3	19.9
Settlement or curtailment losses	—	0.3	0.2	—	—	—	—	—	—
Net (income) expense	$ (78.7)	$ (53.3)	$ (55.8)	$ 51.2	$ 58.8	$ 61.4	$23.0	$13.4	$30.6

We expect to recognize the following amounts in net periodic benefit (income) costs in fiscal 2010:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Amortization of losses	$7.0	$ 2.0	$1.0
Amortization of prior service costs (credits)	6.9	(1.6)	2.4

Assumptions Weighted-average assumptions used to determine fiscal year end benefit obligations are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	Fiscal Year		Fiscal Year		Fiscal Year	
	2009	2008	2009	2008	2009	2008
Discount rate	7.49%	6.88%	7.45%	6.90%	7.06%	6.64%
Rate of salary increases	4.92	4.93	—	—	4.93	4.93

Weighted-average assumptions used to determine fiscal year net periodic benefit (income) costs are as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	6.88%	6.18%	6.53%	6.90%	6.15%	6.50%	6.64%	6.05%	6.44%
Rate of salary increases	4.93	4.39	4.39	—	—	—	4.93	4.39	4.40
Expected long-term rate of return on plan assets	9.55	9.56	9.57	9.35	9.33	9.33	—	—	—

Discount Rates Our discount rate assumptions are determined annually as of the last day of our fiscal year for all of our defined benefit pension, other postretirement, and postemployment benefit plan obligations. Those same discount rates also are used to determine defined benefit pension, other postretirement, and postemployment benefit plan income and expense for the following fiscal year. We work with our actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the top quartile of AA-rated corporate bond yields, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Expected Rate of Return on Plan Assets Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan, however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

Weighted-average asset allocations for the past two fiscal years for our defined benefit pension and other postretirement benefit plans are as follows:

	Defined Benefit Pension Plans Fiscal Year		Other Postretirement Benefit Plans Fiscal Year	
	2009	2008	2009	2008
Asset category:				
United States equities	29.5%	29.1%	32.6%	32.6%
International equities	19.1	22.9	18.4	19.1
Private equities	13.6	12.2	12.0	8.9
Fixed income	24.4	24.2	28.4	29.3
Real assets	13.4	11.6	8.6	10.1
Total	100.0%	100.0%	100.0%	100.0%

The investment objective for our defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension and other postretirement portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the defined benefit pension and other postretirement benefit plans, the long-term investment policy allocations are: 30 percent to equities in the United States; 20 percent to international equities; 10 percent to private equities; 30 percent to fixed income; and 10 percent to real assets (real estate, energy, and timber). The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Contributions and Future Benefit Payments We do not expect to make contributions to our defined benefit, other postretirement, and postemployment benefits plans in fiscal 2010. Actual fiscal 2010 contributions could exceed our current projections, as influenced by our decision to undertake discretionary funding of our benefit trusts and future changes in regulatory requirements. Estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid from fiscal 2010-2019 as follows:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans Gross Payments	Medicare Subsidy Receipts	Postemployment Benefit Plans
2010	$ 188.3	$ 55.5	$ 5.4	$ 18.6
2011	194.9	59.4	5.9	20.1
2012	202.2	62.9	6.4	20.8
2013	210.3	65.9	6.9	21.4
2014	219.4	69.3	7.5	22.0
2015 - 2019	1,258.2	393.4	47.7	120.5

Defined Contribution Plans The General Mills Savings Plan is a defined contribution plan that covers domestic salaried and nonunion employees. It had net assets of $1,933.1 million as of May 31, 2009, and $2,309.9 million as of May 25, 2008. This plan is a 401(k) savings plan that includes a number of investment funds and an Employee Stock Ownership Plan (ESOP). We sponsor another savings plan for certain hourly employees with net assets of $15.6 million as of May 31, 2009. We also sponsor defined contribution plans in many of our foreign locations. Our total recognized expense related to defined contribution plans was $59.5 million in fiscal 2009, $61.9 million in fiscal 2008, and $48.3 million in fiscal 2007.

The ESOP originally purchased our common stock principally with funds borrowed from third parties and guaranteed by us. The ESOP shares are included in net shares outstanding for the purposes of calculating EPS. The ESOP's third-party debt was repaid on June 30, 2007. The ESOP's only assets are our common stock and temporary cash balances. The ESOP's share of the total defined contribution expense was $50.6 million in fiscal 2009, $52.3 million in fiscal 2008, and $40.1 million in fiscal 2007. The ESOP's expense was calculated by the "shares allocated" method.

The ESOP used our common stock to convey benefits to employees and, through increased stock ownership, to further align employee interests with those of stockholders. We matched a percentage of employee contributions to the General Mills Savings Plan with a base match plus a variable year end match that depended on annual results. Employees received our match in the form of common stock.

Our cash contribution to the ESOP was calculated so as to pay off enough debt to release sufficient shares to make our match. The ESOP used our cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments were made, shares became unencumbered by debt and were committed to be allocated. The ESOP allocated shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. The ESOP incurred net interest of less than $1.0 million in fiscal 2007. The ESOP used dividends of $2.5 million in fiscal 2007, along with our contributions of less than $1.0 million in fiscal 2007, to make interest and principal payments.

The number of shares of our common stock allocated to participants in the ESOP was 5.6 million as of May 31, 2009, and 5.2 million as of May 25, 2008.

NOTE 14. INCOME TAXES

The components of earnings before income taxes and after-tax earnings from joint ventures and the corresponding income taxes thereon are as follows:

In Millions	Fiscal Year 2009	2008	2007
Earnings before income taxes and after-tax earnings from joint ventures:			
United States	$1,710.3	$1,624.5	$1,453.8
Foreign	222.6	181.6	177.5
Total earnings before income taxes and after-tax earnings from joint ventures	$1,932.9	$1,806.1	$1,631.3
Income taxes:			
Currently payable:			
Federal	$ 457.8	$ 447.7	$ 447.7
State and local	37.3	52.9	44.4
Foreign	9.5	23.5	42.0
Total current	504.6	524.1	534.1
Deferred:			
Federal	155.7	65.9	27.9
State and local	36.3	24.2	9.1
Foreign	23.8	8.0	(11.0)
Total deferred	215.8	98.1	26.0
Total income taxes	$ 720.4	$ 622.2	$ 560.1

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

	Fiscal Year 2009	2008	2007
United States statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	2.9	3.5	2.6
Foreign rate differences	(2.4)	(1.2)	(2.7)
Federal court decisions, including interest	2.7	(1.7)	—
Domestic manufacturing deduction	(1.1)	(1.0)	(0.6)
Other, net	0.2	(0.2)	—
Effective income tax rate	37.3%	34.4%	34.3%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions	May 31, 2009	May 25, 2008
Accrued liabilities	$ 160.0	$ 143.4
Restructuring, impairment, and other exit charges	0.4	2.1
Compensation and employee benefits	559.9	526.3
Unrealized hedge losses	18.4	23.8
Unrealized losses	221.7	205.4
Capital losses	165.7	219.5
Net operating losses	94.6	93.1
Other	95.4	99.2
Gross deferred tax assets	1,316.1	1,312.8
Valuation allowance	440.4	521.5
Net deferred tax assets	875.7	791.3
Brands	1,286.6	1,279.1
Depreciation	308.1	271.9
Prepaid pension asset	81.3	430.3
Intangible assets	102.2	85.8
Tax lease transactions	72.6	74.0
Other	174.6	133.2
Gross deferred tax liabilities	2,025.4	2,274.3
Net deferred tax liability	$1,149.7	$1,483.0

We have established a valuation allowance against certain of the categories of deferred tax assets described above as current evidence does not suggest we will realize sufficient taxable income of the appropriate character (e.g., ordinary income versus capital gain income) within the carry forward period to allow us to realize these deferred tax benefits.

Of the total valuation allowance of $440.4 million, $169.7 million relates to a deferred tax asset for losses recorded as part of the Pillsbury acquisition. Of the remaining valuation allowance, $165.7 million relates to capital loss carryforwards and $94.6 million relates to state and foreign operating loss carryforwards. In the future, if tax benefits are realized related to the valuation allowances, the reduction in the valuation allowance will generally reduce tax expense. As of May 31, 2009, we believe it is more likely than not that the remainder of our deferred tax asset is realizable.

The carryforward periods on our foreign loss carryforwards are as follows: $59.9 million do not expire; $9.9 million expire between fiscal 2010 and fiscal 2011; $13.6 million expire between fiscal 2012 and fiscal 2019; and $2.6 million expire in fiscal 2020.

We have not recognized a deferred tax liability for unremitted earnings of $2.1 billion from our foreign operations because our subsidiaries have invested or will invest the undistributed earnings indefinitely, or the earnings will be remitted in a tax-free liquidation. It is impractical for us to determine the amount of unrecognized deferred tax liabilities on these indefinitely reinvested earnings. Deferred taxes are recorded for earnings of our foreign operations when we determine that such earnings are no longer indefinitely reinvested.

Annually we file more than 350 income tax returns in approximately 100 global taxing jurisdictions. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state) and Canada. We are no longer subject to United States federal examinations by the IRS for fiscal years before 2002.

The IRS has concluded its field examination of our 2006 and prior federal tax years, which resulted in payments of $17.6 million in fiscal 2009 and $56.5 million in fiscal 2008 to cover the additional U.S. income tax liability plus interest related to adjustments during these audit cycles. The IRS also proposed additional adjustments for the fiscal 2002 to 2006 audit cycles related to the amount of capital loss and depreciation and amortization we reported as a result of our sale of minority interests in our GMC subsidiary. The IRS has proposed adjustments that effectively eliminate most of the tax benefits associated with this transaction. We believe we have meritorious defenses and are vigorously defending our positions. We have determined that a portion of this matter should be included as a tax liability and is accordingly included in our total liabilities for uncertain tax positions. We have appealed the results of the IRS field examinations to the IRS Appeals Division. The IRS initiated its audit of our fiscal 2007 and 2008 tax years during fiscal 2009.

In the third quarter of fiscal 2008, we recorded an income tax benefit of $30.7 million as a result of a favorable U.S. district court decision on an uncertain tax matter. In the third quarter of fiscal 2009, the U.S. Court of Appeals for the Eighth Circuit issued an opinion reversing the district court decision. As a result, we recorded $52.6 million (including interest) of income tax expense related to the reversal of cumulative income tax benefits from this uncertain tax matter recognized in fiscal years 1992 through 2008. We are currently evaluating our options for appeal. If the appellate court decision is not overturned, we would expect to make cash tax and interest payments of approximately $31.7 million in connection with this matter.

Various tax examinations by United States state taxing authorities could be conducted for any open tax year, which vary by jurisdiction, but are generally from three to five years. Currently, several state examinations are in progress. The Canada Revenue Agency is conducting an audit of our income tax returns in Canada for fiscal years 2003 (which is our earliest tax year still open for examination) through 2005. We do not anticipate that any United States state tax or Canadian tax adjustments will have a significant impact on our financial position or results of operations.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the quarter of such change. Prior to fiscal 2008, our policy was to establish liabilities that reflected the probable outcome of known tax contingencies. The effects of final resolution, if any, were recognized as changes to the effective income tax rate in the period of resolution.

As a result of our fiscal 2008 adoption of a new accounting pronouncement regarding the accounting for income taxes, we recorded a $218.1 million reduction to accrued tax liabilities, a $151.9 million reduction to goodwill, a $57.8 million increase to additional paid in capital, and an $8.4 million increase to retained earnings.

The following table sets forth changes in our total gross unrecognized tax benefit liabilities, excluding accrued interest, for fiscal 2009. Approximately $211.4 million of this total represents the amount that, if recognized, would affect our effective income tax rate in future periods. This amount differs from the gross unrecognized tax benefits presented in the table because certain of the liabilities below would impact deferred taxes if recognized or are the result of stock compensation items impacting additional paid-in capital. We also would record a decrease in U.S. federal income taxes upon recognition of the state tax benefits included therein.

In Millions	Fiscal Year 2009	2008
Balance, beginning of year	$534.6	$464.9
Tax position related to fiscal 2008:		
Additions	66.8	69.6
Tax positions related to prior years:		
Additions	48.9	54.7
Reductions	(63.7)	(36.0)
Settlements	(13.0)	—
Lapses in statutes of limitations	(3.5)	(18.6)
Balance, end of year	$570.1	$534.6

As of May 31, 2009, we have classified approximately $107.8 million of the unrecognized tax benefits as a current liability as we expect to pay these amounts within the next 12 months. The remaining amount of our unrecognized tax liability was classified in other liabilities.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For fiscal 2009, we recognized a net $31.6 million of tax-related net interest and penalties, and had $149.7 million of accrued interest and penalties as of May 31, 2009.

NOTE 15. LEASES AND OTHER COMMITMENTS

An analysis of rent expense by type of property for operating leases follows:

In Millions	Fiscal Year 2009	2008	2007
Warehouse space	$ 51.4	$ 49.9	$ 46.6
Equipment	39.1	28.6	26.7
Other	49.5	43.2	33.8
Total rent expense	$140.0	$121.7	$107.1

Some operating leases require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

Noncancelable future lease commitments are:

In Millions	Operating Leases	Capital Leases
2010	$ 87.6	$ 5.0
2011	71.2	3.5
2012	60.6	3.1
2013	44.5	3.1
2014	30.5	1.2
After 2014	56.9	—
Total noncancelable future lease commitments	$351.3	15.9
Less: interest		(2.0)
Present value of obligations under capital leases		$13.9

These future lease commitments will be partially offset by estimated future sublease receipts of $18 million. Depreciation on capital leases is recorded as depreciation expense in our results of operations.

As of May 31, 2009, we have issued guarantees and comfort letters of $653.6 million for the debt and other obligations of consolidated subsidiaries, and guarantees and comfort letters of $282.4 million for the debt and other obligations of non-consolidated affiliates, mainly CPW. In addition, off-balance sheet arrangements are generally limited to the future payments under non-cancelable operating leases, which totaled $351.3 million as of May 31, 2009.

We are involved in various claims, including environmental matters, arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, either individually or in aggregate, will not have a material adverse effect on our financial position or results of operations.

NOTE 16. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate in the consumer foods industry. We have three operating segments by type of customer and geographic region as follows: U.S. Retail, 68 percent of our fiscal 2009 consolidated net sales; International, 18 percent of our fiscal 2009 consolidated net sales; and Bakeries and Foodservice, 14 percent of our fiscal 2009 consolidated net sales.

Our U.S. Retail segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, and drug, dollar and discount chains operating throughout the United States. Our major product categories in this business segment are ready-to-eat cereals, refrigerated yogurt, ready-to-serve soup, dry dinners, shelf stable and frozen vegetables, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, grain, fruit and savory snacks, and a wide variety of organic products including soup, granola bars, and cereal.

In Canada, our major product categories are ready-to-eat cereals, shelf stable and frozen vegetables, dry dinners, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza snacks, and grain, fruit and savory snacks. In markets outside North America, our product categories include super-premium ice cream, grain snacks, shelf stable and frozen vegetables, dough products, and dry dinners. Our International segment also includes products manufactured in the United States for export, mainly to Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located. These international businesses are managed through 34 sales and marketing offices.

In our Bakeries and Foodservice segment we sell branded ready-to-eat cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, frozen dough products, branded baking mixes, and custom food items. Our customers include foodservice distributors and operators, convenience stores, vending machine operators, quick service and other restaurant operators, and business and school cafeterias in the United States and Canada. In addition, we market mixes and unbaked and fully baked frozen dough products throughout the United States and Canada to retail, supermarket, and wholesale bakeries.

Operating profit for these segments excludes unallocated corporate items, restructuring, impairment, and other exit costs, and divestiture gains and losses. Unallocated corporate items include variances to planned corporate overhead expenses, variances to planned domestic employee benefits and incentives, all stock-based compensation costs, annual contributions to the General Mills Foundation, and other items that are not part of our measurement of segment operating performance. These include gains and losses arising from the revaluation of certain grain inventories and gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments in accordance with our policy as discussed in Note 2. These items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets and depreciation and amortization expenses are neither maintained nor available by operating segment.

	Fiscal Year		
In Millions	2009	2008	2007
Net sales:			
U.S. Retail	$10,052.1	$ 9,072.0	$ 8,491.3
International	2,591.4	2,558.8	2,123.4
Bakeries and Foodservice	2,047.8	2,021.3	1,826.8
Total	$14,691.3	$13,652.1	$12,441.5
Operating profit:			
U.S. Retail	$ 2,208.5	$ 1,971.2	$ 1,896.6
International	261.4	268.9	215.7
Bakeries and Foodservice	171.0	165.4	147.8
Total segment operating profit	2,640.9	2,405.5	2,260.1
Unallocated corporate items	361.3	156.7	163.0
Divestitures (gain), net	(84.9)	—	—
Restructuring, impairment, and other exit costs	41.6	21.0	39.3
Operating profit	$ 2,322.9	$ 2,227.8	$ 2,057.8

The following table provides financial information by geographic area:

	Fiscal Year		
In Millions	2009	2008	2007
Net sales:			
United States	$12,057.4	$11,036.7	$10,258.7
Non-United States	2,633.9	2,615.4	2,182.8
Total	$14,691.3	$13,652.1	$12,441.5

In Millions	May 31, 2009	May 25, 2008
Land, buildings, and equipment:		
United States	$2,555.6	$2,617.1
Non-United States	479.3	491.0
Total	$3,034.9	$3,108.1

NOTE 17. SUPPLEMENTAL INFORMATION

The components of certain Consolidated Balance Sheet accounts are as follows:

In Millions	May 31, 2009	May 25, 2008
Receivables:		
From customers	$971.2	$1,098.0
Less allowance for doubtful accounts	(17.8)	(16.4)
Total	$953.4	$1,081.6

In Millions	May 31, 2009	May 25, 2008
Inventories:		
Raw materials and packaging	$ 273.1	$ 265.0
Finished goods	1,096.1	1,012.4
Grain	126.9	215.2
Excess of FIFO or weighted-average cost over LIFO cost[(a)]	(149.3)	(125.8)
Total	$1,346.8	$1,366.8

(a) Inventories of $908.3 million as of May 31, 2009, and $806.4 million as of May 25, 2008, were valued at LIFO.

In Millions	May 31, 2009	May 25, 2008
Prepaid expenses and other current assets:		
Prepaid expenses	$197.5	$193.5
Accrued interest receivable, including interest rate swaps	73.4	103.5
Derivative receivables, primarily commodity-related	32.0	78.2
Other receivables	87.6	105.6
Current marketable securities	23.4	13.3
Miscellaneous	55.4	16.5
Total	$469.3	$510.6

In Millions	May 31, 2009	May 25, 2008
Land, buildings, and equipment:		
Land	$ 55.2	$ 61.2
Buildings	1,571.8	1,550.4
Buildings under capital lease	25.0	27.1
Equipment	4,324.0	4,216.4
Equipment under capital lease	27.7	37.6
Capitalized software	268.0	234.8
Construction in progress	349.2	343.8
Total land, buildings, and equipment	6,620.9	6,471.3
Less accumulated depreciation	(3,586.0)	(3,363.2)
Total	$ 3,034.9	$ 3,108.1

In Millions	May 31, 2009	May 25, 2008
Other assets:		
Pension assets	$195.1	$1,110.1
Investments in and advances to joint ventures	283.3	278.6
Life insurance	89.8	92.3
Noncurrent derivative receivables	189.8	126.2
Miscellaneous	137.0	143.0
Total	$895.0	$1,750.2

In Millions	May 31, 2009	May 25, 2008
Other current liabilities:		
Accrued payroll	$ 338.2	$ 364.1
Accrued interest	182.1	146.8
Accrued trade and consumer promotions	473.5	446.0
Accrued taxes	168.0	66.9
Derivatives payable	25.8	8.1
Accrued customer advances	19.3	17.3
Miscellaneous	275.0	190.6
Total	$1,481.9	$1,239.8

In Millions	May 31, 2009	May 25, 2008
Other noncurrent liabilities:		
Interest rate swaps	$ 258.7	$ 218.4
Accrued compensation and benefits, including obligations for underfunded other postretirement and postemployment benefit plans	1,051.0	1,000.6
Accrued income taxes	541.5	628.6
Miscellaneous	80.5	76.3
Total	$1,931.7	$1,923.9

Certain Consolidated Statements of Earnings amounts are as follows:

In Millions	Fiscal Year 2009	2008	2007
Depreciation and amortization	$453.6	$459.2	$417.8
Research and development expense	208.2	204.7	191.1
Advertising and media expense (including production and communication costs)	732.1	587.2	491.4

The components of interest, net are as follows:

Expense (Income), in Millions	Fiscal Year 2009	2008	2007
Interest expense	$409.5	$432.0	$396.6
Distributions paid on preferred stock and interests in subsidiaries	7.2	22.0	63.8
Capitalized interest	(5.1)	(5.0)	(2.5)
Interest income	(21.6)	(27.3)	(31.4)
Interest, net	$390.0	$421.7	$426.5

Certain Consolidated Statements of Cash Flows amounts are as follows:

In Millions	Fiscal Year 2009	2008	2007
Cash interest payments	$292.8	$436.6	$406.8
Cash paid for income taxes	395.3	444.4	368.8

In fiscal 2009, we acquired Humm Foods by issuing 0.9 million shares of our common stock to its shareholders, with a value of $55.0 million, as consideration. This acquisition is treated as a noncash transaction in our Consolidated Statement of Cash Flows.

NOTE 18. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for fiscal 2009 and fiscal 2008 follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions, Except Per Share Amounts	2009	2008	2009	2008	2009	2008	2009	2008
Net sales	$3,497.3	$3,072.0	$4,010.8	$3,703.4	$3,537.4	$3,405.6	$3,645.7	$3,471.1
Gross margin	1,191.7	1,156.2	1,219.6	1,331.2	1,277.5	1,354.2	1,544.6	1,032.2
Net earnings[(a)]	278.5	288.9	378.2	390.5	288.9	430.1	358.8	185.2
EPS:								
Basic	$ 0.83	$ 0.85	$ 1.14	$ 1.19	$ 0.88	$ 1.28	$ 1.09	$ 0.55
Diluted	$ 0.79	$ 0.81	$ 1.09	$ 1.14	$ 0.85	$ 1.23	$ 1.07	$ 0.53
Dividends per share	$ 0.43	$ 0.39	$ 0.43	$ 0.39	$ 0.43	$ 0.39	$ 0.43	$ 0.40
Market price of common stock:								
High	$ 67.70	$ 61.52	$ 70.16	$ 59.67	$ 64.78	$ 61.40	$ 55.50	$ 62.50
Low	$ 59.87	$ 54.17	$ 58.11	$ 55.52	$ 55.04	$ 51.43	$ 47.22	$ 54.50

(a) Net earnings in the fourth quarter of fiscal 2009 include a pre-tax loss of $5.6 million from the sale of our bread concentrates product line and a pre-tax loss of $38.3 million from the sale of a portion of the assets of our frozen unbaked bread dough product line. In addition, we recorded a pre-tax charge of $16.8 million for the restructuring of our business in Brazil, and $8.3 million for the discontinuation of our *Perfect Portions* product line at our Murfreesboro, Tennessee plant. See Notes 3 and 4.

Glossary

AOCI. Accumulated Other Comprehensive Income.

Average total capital. Used for calculating return on average total capital. Notes payable, long-term debt including current portion, minority interests, and stockholders' equity, excluding accumulated other comprehensive income (loss) and certain after-tax earnings adjustments. The average is calculated using the average of the beginning of fiscal year and end of fiscal year Consolidated Balance Sheet amounts for these line items.

Core working capital. Accounts receivable plus inventories less accounts payable, all as of the last day of our fiscal year.

Depreciation associated with restructured assets. The increase in depreciation expense caused by updating the salvage value and shortening the useful life of depreciable fixed assets to coincide with the end of production under an approved restructuring plan, but only if impairment is not present.

Derivatives. Financial instruments such as futures, swaps, options, and forward contracts that we use to manage our risk arising from changes in commodity prices, interest rates, foreign exchange rates, and stock prices.

Fixed charge coverage ratio. The sum of earnings before income taxes and fixed charges (before tax), divided by the sum of the fixed charges (before tax) and interest.

Generally Accepted Accounting Principles (GAAP). Guidelines, procedures, and practices that we are required to use in recording and reporting accounting information in our audited financial statements.

Goodwill. The difference between the purchase price of acquired companies and the related fair values of net assets acquired.

Gross margin. Net sales less cost of sales.

Hedge accounting. Accounting for qualifying hedges that allows changes in a hedging instrument's fair value to offset corresponding changes in the hedged item in the same reporting period. Hedge accounting is permitted for certain hedging instruments and hedged items only if the hedging relationship is highly effective, and only prospectively from the date a hedging relationship is formally documented.

Interest bearing instruments. Notes payable, long-term debt, including current portion, minority interests, cash and cash equivalents, and certain interest bearing investments classified within prepaid expenses and other current assets and other assets.

LIBOR. London Interbank Offered Rate.

Mark-to-market. The act of determining a value for financial instruments, commodity contracts, and related assets or liabilities based on the current market price for that item.

Minority interests. Interests of subsidiaries held by third parties.

Net mark-to-market valuation of certain commodity positions. Realized and unrealized gains and losses on derivative contracts that will be allocated to segment operating profit when the exposure we are hedging affects earnings.

Net price realization. The impact of list and promoted price changes, net of trade and other price promotion costs.

Notional principal amount. The principal amount on which fixed-rate or floating-rate interest payments are calculated.

Operating cash flow to debt ratio. Net cash provided by operating activities, divided by the sum of notes payable and long-term debt, including current portion.

OCI. Other Comprehensive Income.

Reporting unit. An operating segment or a business one level below an operating segment.

Return on average total capital. Net earnings, excluding after-tax net interest, and adjusted for items affecting year-over-year comparability, divided by average total capital.

Segment operating profit margin. Segment operating profit divided by net sales for the segment.

Supply chain input costs. Costs incurred to produce and deliver product including ingredient and conversion costs, inventory management, logistics, warehousing, and others.

Total debt. Notes payable and long-term debt, including current portion.

Transaction gains and losses. The impact on our Consolidated Financial Statements of foreign exchange rate changes arising from specific transactions.

Translation adjustments. The impact of the conversion of our foreign affiliates' financial statements to U.S. dollars for the purpose of consolidating our financial statements.

Variable interest entities (VIEs). A legal structure that is used for business purposes that either (1) does not have equity investors that have voting rights and share in all the entity's profits and losses or (2) has equity investors that do not provide sufficient financial resources to support the entity's activities.

Reconciliation of Non-GAAP Measures

This report includes measures of financial performance that are not defined by generally accepted accounting principles (GAAP). For each of these non-GAAP measures, we are providing below a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure. These non-GAAP measures are used in reporting to our executive management, and/or as a component of the board of directors' measurement of our performance for incentive compensation purposes. Management and the board of directors believe that these measures also provide useful information to investors. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

TOTAL SEGMENT OPERATING PROFIT

	Fiscal Year				
In Millions	2009	2008	2007	2006	2005
Net sales:					
U.S. Retail	$10,052.1	$ 9,072.0	$ 8,491.3	$ 8,136.3	$ 7,890.6
International	2,591.4	2,558.8	2,123.4	1,837.0	1,724.9
Bakeries and Foodservice	2,047.8	2,021.3	1,826.8	1,738.0	1,692.3
Total	$14,691.3	$13,652.1	$12,441.5	$11,711.3	$11,307.8
Operating profit:					
U.S. Retail	$ 2,208.5	$ 1,971.2	$ 1,896.6	$ 1,801.4	$ 1,745.1
International	261.4	268.9	215.7	193.9	163.6
Bakeries and Foodservice	171.0	165.4	147.8	116.3	107.7
Total segment operating profit	2,640.9	2,405.5	2,260.1	2,111.6	2,016.4
Memo: Segment operating profit as a % of net sales	18.0%	17.6%	18.2%	18.0%	17.8%
Unallocated corporate items	361.3	156.7	163.0	122.8	385.3
Divestitures (gain), net	(84.9)	—	—	—	(489.9)
Debt repurchase costs	—	—	—	—	137.0
Restructuring, impairment, and other exit costs	41.6	21.0	39.3	29.8	83.6
Operating profit	$ 2,322.9	$ 2,227.8	$ 2,057.8	$ 1,959.0	$ 1,900.4

DILUTED EARNINGS PER SHARE EXCLUDING ITEMS AFFECTING COMPARABILITY

	Fiscal Year	
Per Share Data	2009	2008
Diluted earnings per share, as reported	$ 3.80	$ 3.71
Mark-to-market effects	0.22	(0.10)
Divestitures gain, net	(0.11)	—
Gain from insurance settlement	(0.08)	—
Uncertain tax item	0.15	(0.09)
Diluted earnings per share, excluding items affecting comparability	$ 3.98	$ 3.52

RETURN ON AVERAGE TOTAL CAPITAL

In Millions	Fiscal Year 2009	2008	2007	2006	2005	2004
Net earnings	$ 1,304.4	$ 1,294.7	$ 1,143.9	$ 1,090.3	$ 1,240.0	
Interest, net, after-tax	244.7	276.4	280.1	261.7	288.3	
Earnings before interest, after-tax	1,549.1	1,571.1	1,424.0	1,352.0	1,528.3	
Mark-to-market effects	74.9	(35.9)				
Divestitures gain, net	(38.0)	—	—	—	(284.0)	
Gain from insurance settlement	(26.9)	—	—	—	—	
Uncertain tax item	52.6	(30.7)	—	—	—	
Debt repurchase cost	—	—	—	—	86.9	
Earnings before interest, after-tax for return on capital calculation	$ 1,611.7	$ 1,504.5	$ 1,424.0	$ 1,352.0	$ 1,331.2	
Current portion of long-term debt	$ 508.5	$ 442.0	$ 1,734.0	$ 2,131.5	$ 1,638.7	$ 233.5
Notes payable	812.2	2,208.8	1,254.4	1,503.2	299.2	582.6
Long-term debt	5,754.8	4,348.7	3,217.7	2,414.7	4,255.2	7,409.9
Total debt	7,075.5	6,999.5	6,206.1	6,049.4	6,193.1	8,226.0
Minority interests	242.3	242.3	1,138.8	1,136.2	1,133.2	299.0
Stockholders' equity	5,174.7	6,215.8	5,319.1	5,772.3	5,676.4	5,247.6
Total capital	12,492.5	13,457.6	12,664.0	12,957.9	13,002.7	13,772.6
Accumulated other comprehensive (income) loss	875.4	(176.7)	119.7	(125.4)	(8.1)	144.2
After-tax earnings adjustments[(a)]	(201.1)	(263.7)	(197.1)	(197.1)	(197.1)	
Adjusted total capital	$13,166.8	$13,017.2	$12,586.6	$12,635.4	$12,797.5	$13,916.8
Adjusted average total capital	$13,092.0	$12,801.9	$12,611.0	$12,716.5	$13,357.2	
Return on average total capital	12.3%	11.8%	11.3%	10.6%	10.0%	

(a) Sum of current year and previous years' after-tax adjustments.

INTERNATIONAL SEGMENT AND REGION SALES GROWTH RATES EXCLUDING IMPACT OF FOREIGN EXCHANGE

	Fiscal Year Ended May 31, 2009		
	Percentage Change in Net Sales as Reported	Impact of Foreign Currency Exchange	Percentage Change in Net Sales on Constant Currency Basis
Europe	(5)%	(9)%	4%
Canada	(6)	(13)	7
Asia/Pacific	10	(6)	16
Latin America	16	(6)	22
Total International	1%	(9)%	10%

NET SALES INCLUDING PROPORTIONATE SHARE OF ONGOING JOINT VENTURES

Our interest in Snack Ventures Europe (SVE) was redeemed in fiscal 2005 and the 8th Continent business was sold in fiscal 2008. To view the performance of our joint ventures on an ongoing basis, we have provided certain information excluding SVE and 8th Continent. The reconciliation of this non-GAAP measure is shown in the following table:

	Fiscal Year				
In Millions	2009	2008	2007	2006	2005
International segment	$2,591.4	$2,558.8	$2,123.4	$1,837.0	$1,724.9
Proportionate share of ongoing joint ventures net sales:					
Cereal Partners Worldwide (CPW)	1,024.2	1,008.8	818.4	693.9	666.0
Häagen-Dazs	197.0	193.3	167.0	179.3	193.4
Ongoing joint ventures	1,221.2	1,202.1	985.4	873.2	859.4
International net sales, including proportionate share of ongoing joint ventures	$3,812.6	$3,760.9	$3,108.8	$2,710.2	$2,584.3

AVERAGE DILUTED SHARES OUTSTANDING EXCLUDING SHARES RELATED TO CONVERTIBLE DEBENTURES

	Fiscal Year			
In Millions	2009	2008	2007	2006
Average diluted shares outstanding	343.5	346.9	360.2	378.8
Convertible shares related to contingently convertible debentures	—	—	—	12.9
Average diluted shares outstanding excluding convertible shares	343.5	346.9	360.2	365.9

Total Return to Stockholders

These line graphs compare the cumulative total return for holders of our common stock with the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Packaged Foods Index for the last five-year and ten-year fiscal periods. The graphs assume the investment of $100 in each of General Mills' common stock and the specified indexes at the beginning of the applicable period, and assume the reinvestment of all dividends.

On June 19, 2009, there were approximately 32,900 record holders of our common stock.

Total Return to Stockholders
5 Years



Total Return Index
160
140
120
100
80
60
40
20
0
May 04
May 05
May 06
May 07
May 08
May 09

Total Return to Stockholders
10 Years



Total Return Index
220
200
180
160
140
120
100
80
60
40
20
0
May 99
May 00
May 01
May 02
May 03
May 04
May 05
May 06
May 07
May 08
May 09
General Mills (GIS)
S&P 500
S&P Packaged Foods

Shareholder Information

World Headquarters
Number One General Mills Boulevard
Minneapolis, MN 55426-1347
Phone: (763) 764-7600

Web Site
www.generalmills.com

Markets
New York Stock Exchange
Trading Symbol: GIS

Independent Auditor
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900
Phone: (612) 305-5000

Investor Inquiries
General Shareholder Information:
Investor Relations Department
(800) 245-5703 or (763) 764-3202

Analysts/Investors:
Kristen S. Wenker
Vice President, Investor Relations
(763) 764-2607

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of services, including change of address or questions about dividend checks.

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 670-4763 or (651) 450-4084
www.wellsfargo.com/shareownerservices

Notice of Annual Meeting
The annual meeting of shareholders will be held at 11 a.m., Central Daylight Time, Sept. 21, 2009, at the Children's Theatre Company, 2400 Third Avenue South, Minneapolis, MN 55404-3597.

Electronic Access to Proxy Statement, Annual Report and Form 10-K
Shareholders who have access to the Internet are encouraged to enroll in the electronic delivery program. Please see the Investors section of www.generalmills.com or go directly to the Web site www.icsdelivery.com/gis and follow the instructions to enroll. If your General Mills shares are not registered in your name, contact your bank or broker to enroll in this program.

Certifications
Our CEO and CFO Certifications required under Sarbanes-Oxley Section 302 were filed as exhibits to our Form 10-K. We also have submitted the required annual CEO certification to the New York Stock Exchange.

General Mills Direct Stock Purchase Plan
This plan provides a convenient and economical way to invest in General Mills stock. You can increase your ownership over time through purchases of common stock and reinvestment of cash dividends, without paying brokerage commissions and other fees on your purchases and reinvestments. For more information and a copy of a plan prospectus, go to the Investors section of www.generalmills.com.

This Report is Printed on Recycled Paper

Mixed Sources
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www.fsc.org Cert no. BV-COC-940655
© 1996 Forest Stewardship Council

Cover contains 10% post-consumer waste.

HOLIDAY GIFT BOXES

General Mills Gift Boxes are a part of many shareholders' December holiday traditions. To request an order form, call us toll free at (866) 802-9440 or write, including your name, street address, city, state, zip code and phone number (including area code) to:

2009 General Mills Holiday Gift Box
Department 6597
P.O. Box 5009
Stacy, MN 55078-5009

Or you can place an order online at:
www.gmiholidaygiftbox.com

Please contact us after Oct. 1, 2009.

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GENERAL MILLS

Number One General Mills Boulevard
Minneapolis, MN 55426-1347

www.generalmills.com


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